23

08000372

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saskatchewan Wheat Pool Inc.

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05037 FISCAL YEAR 10-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 1/24/08

Saskatchewan Wheat Pool Inc.

082-05037

VITERRA™

**For Immediate Release**
January 18, 2008
Regina, Saskatchewan
Listed: VT:TSX

10-31-07
AR/S

## Viterra's Record Performance in Fiscal 2007 Establishes Platform for Growth

Strong sales and margins in each of Viterra's business segments and incremental earnings associated with the Company's acquisition of Agricore United ("AU"), drove record net earnings of $106.1 million for the 15 months ended October 31, 2007. This compares to earnings of $531,000 for the 12 months ended July 31 of the prior fiscal year. On a trailing 12-month basis, net earnings reached $111.2 million ($0.80 earnings per share) for the period ended October 31, 2007 compared to earnings of $3.1 million ($0.03 earnings per share) for the same 12-month period in 2006, an increase of more than $108 million.

With Viterra's recent change in its fiscal year-end, the current fiscal period results include its performance for a 15-month period ended October 31, 2007, whereas the prior fiscal year was a 12-month period ended July 31, 2006. As a result, to assist with comparability, trailing 12-month numbers have been provided for the periods ended October 31, 2007 and October 31, 2006.

Earnings from continuing operations before interest, taxes, amortization, integration costs, gains or losses on asset disposals and pension settlement provisions ("EBITDA") for the 12 months ended October 31, 2007 improved by more than $177.7 million to $258.0 million compared to $80.4 million in the same period of 2006. Increases in EBITDA were a result of improved grain margins, stronger fertilizer sales and margins and incremental EBITDA of $114.5 million contributed from AU since it was acquired in May 2007. Cash flow provided from operations improved by $144.9 million to $203.9 million ($1.47 per share) for the 12 months ended October 31, 2007, compared to $59.1 million ($0.65 per share) reported in the same period of the prior year.

"It has definitely been a year of transformation for Viterra. The exceptional effort by employees in all of our business segments have contributed to our financial strength and support the launch of our strategy for continued growth," says Mayo Schmidt, President and CEO. "We completed this year with significantly better operating results and cash flow. We have a diversified business profile; we have enhanced the scope and geography of our operations, and have assembled a highly efficient network of agricultural assets. In short, we've become a company built to change and capture tomorrow's opportunities in agri-business."

**Annual Highlights**:

- Consolidated sales and revenues for the 12 months ended October 31, 2007 grew by $1.9 billion to $3.5 billion, compared to $1.6 billion in the same period of 2006, with incremental sales contributed from AU and higher sales in all business segments accounting for the change.

- Grain shipments for the 12 months ended October 31, 2007 of 12.5 million tonnes improved by 4.3 million tonnes over the same period of the prior year, mainly a result of the additional shipments through AU facilities in 2007. Higher shipments, combined with improved grain margins of $24.79 per tonne in the 12 months ended October 31, 2007 (2006 - $20.05 per tonne), contributed to an overall $94.3 million increase in EBITDA in the Grain Handling and Marketing segment during this period. Segment EBITDA for the 12 months ended October 31, 2007 was $162.9 million, compared to $68.6 million in the same period of 2006.

  Gross margins in 2007 include a $4.1 million ($0.33 per tonne) gain accrued on mark-to-market revaluations of AU grain contracts. Despite the competitive environment which influences prices offered at the farm gate, the Company achieved higher margins in 2007 as a result of better inventory management, which contributed to positive country and terminal inventory audit gains. In addition, appreciation in the Company's open market grains (a factor of improved market conditions and crop quality), as well as improved terminal efficiencies, higher blending gains, logistic efficiencies, merchant margin improvements and additional profits on screening byproducts also contributed to higher margins in 2007.

  Operating, General and Administrative expenses ("OG&A") increased by $50.1 million for the most recent 12-month period, largely due to the addition of AU's operating expenses since May 2007. Excluding the AU expenses, OG&A expenses in the Grain Handling and Marketing segment declined by $819,000, a result of a $4.7 million pension gain associated with the Company's plan in Thunder Bay, offset by higher salaries, wages and repair and maintenance expenses.

- Higher Agri-Product sales and margins improved EBITDA in this segment by $95.2 million, increasing to $124.0 million for the 12 months ended October 31, 2007, compared to $28.9 million the year before. Incremental EBITDA contributed from AU since May accounted for $52.2 million of the increase. The balance reflects higher margins across most of the Company's product lines, primarily fertilizer. Improved profitability in fertilizer was a result of both higher fertilizer prices (due to higher commodity prices and tighter fertilizer supplies) and lower fertilizer manufacturing costs compared to the prior year.

- Higher sales and volumes in the Company's Agri-Food Processing segment contributed to an 11.7% increase in EBITDA for the 12 months ended October 31, 2007, rising to $18.2 million from $16.3 million in the prior year. Incremental profits in Can-Oat Milling ("Can-Oat") accounted for much of this increase, a result of the annualized contribution of last year's Barrhead acquisition, which was offset, in part, by weaker oat margins because of poorer quality oat crop at the beginning of the year, foreign exchange losses associated with the stronger Canadian dollar, and higher processing overhead.

- Incremental EBITDA contributed by the Company's two new business segments, Livestock Feed and Services and Financial Products collectively were $9.4 million. This represents EBITDA earned since May 29, 2007, the date of the AU acquisition.

- Consolidated OG&A for the 12 months ended October 31, 2007 was $328.3 million, an increase of $144.8 million over the $183.6 million reported in the same period of the prior year. Incremental expenses from AU accounted for $133.9 million of the increase. Additional increases were due to higher repairs and maintenance, higher salaries and increased benefits associated with the impact of the Company's operating performance and stock price on its short-term and long-term incentive plans, higher compliance and regulatory costs associated with the Company's acquisition of AU, and higher provincial capital taxes associated with the growth in the Company's capital tax base. These were offset, in part, by a pension gain booked in the last quarter of the year.

- Amortization of $62.9 million for the 12 months ended October 31, 2007, increased by $34.5 million over the $28.4 million reported in the same period in 2006. Higher amortization includes $30.8 million associated with the acquisition of the AU assets in May 2007, including about $12 million of incremental amortization associated with the higher fair market value attributed to the AU assets at the time of their acquisition.

- Earnings from continuing operations before interest, taxes, integration costs, gains or losses on asset disposals, and pension settlement provisions ("EBIT") of $195.1 million for the 12 months ended October 31, 2007 increased by $143.1 million over the same period of 2006, a result of higher gross profits, offset in part by higher OG&A and amortization costs.

- Integration costs of $20.0 million were incurred in fiscal 2007, which reflect severance, consulting and advisory costs and other integration costs incurred by the Company during the period.

- Financing expenses of $34.0 million for the 12 months ended October 31, 2007 increased by $6.6 million over the same period of the prior year. This is a result of additional funding required to purchase AU, plus additional interest expense on the AU debt that was assumed on the acquisition. The increased interest expense in the current year was offset by a current period reduction associated with the absence of an $11.2 million expense incurred in 2006 for the redemption of the Company's Senior Subordinated Notes.

- The Company realized a gain on the disposal of assets of $35.2 million in 2007, largely reflecting a $30.4 million gain on the sale of Viterra's Vancouver North Shore port terminal to Cargill Limited ("Cargill") and a $4.7 million gain on the Company's disposition of its shares in WCE Holdings Inc. This compares to a gain of $3.2 million reported in the 12 months ended October 31, 2006.

| SEGMENTED INFORMATION | Actual[1] 12 Months ended Oct 31, 2007 | 2006 | Better (Worse) | Actual 15 Months ended Oct 31, 2007 | Actual 12 Months ended July 31, 2006 | Better (Worse) |
|---|---|---|---|---|---|---|
| SALES AND OTHER OPERATING REVENUE | | | | | | |
| Grain Handling and Marketing | $2,279,641 | $ 991,090 | $ 1,288,551 | $ 2,537,106 | $ 927,580 | $ 1,609,526 |
| Agri-Products | 934,622 | 533,357 | 401,265 | 983,449 | 538,984 | 444,465 |
| Agri-Food Processing | 166,861 | 129,223 | 37,638 | 203,209 | 122,253 | 80,956 |
| Livestock Feed and Services | 181,959 | - | 181,959 | 181,959 | - | 181,959 |
| Financial Products | 5,579 | - | 5,579 | 5,579 | - | 5,579 |
| | 3,568,662 | 1,653,670 | 1,914,992 | 3,911,302 | 1,588,817 | 2,322,485 |
| Less: Intersegment Sales* | (33,488) | (10,996) | (22,492) | (35,486) | (13,161) | (22,325) |
| | $3,535,174 | $ 1,642,674 | $ 1,892,500 | $ 3,875,816 | $ 1,575,656 | $ 2,300,160 |
| GROSS PROFIT AND OTHER NET REVENUE | | | | | | |
| Grain Handling and Marketing | $ 309,642 | $ 165,166 | $ 144,476 | $ 348,631 | $ 159,022 | $ 189,609 |
| Agri-Products | 219,176 | 76,692 | 142,484 | 225,206 | 77,104 | 148,102 |
| Agri-Food Processing | 25,576 | 22,105 | 3,471 | 30,189 | 24,029 | 6,160 |
| Livestock Feed and Services | 25,788 | - | 25,788 | 25,788 | - | 25,788 |
| Financial Products | 6,227 | - | 6,227 | 6,227 | - | 6,227 |
| | $ 586,409 | $ 263,963 | $ 322,446 | $ 636,041 | $ 260,155 | $ 375,886 |
| EBITDA | | | | | | |
| Grain Handling and Marketing | $ 162,912 | $ 68,571 | $ 94,341 | $ 174,439 | $ 63,572 | $ 110,867 |
| Agri-Products | 124,033 | 28,877 | 95,156 | 119,761 | 29,064 | 90,697 |
| Agri-Food Processing | 18,224 | 16,308 | 1,916 | 21,322 | 18,338 | 2,984 |
| Livestock Feed and Services | 5,459 | - | 5,459 | 5,459 | - | 5,459 |
| Financial Products | 3,895 | - | $ 3,895 | 3,895 | - | $ 3,895 |
| Corporate | (56,486) | (33,396) | (23,090) | (64,663) | (33,089) | (31,574) |
| | $ 258,037 | $ 80,360 | $ 177,677 | $ 260,213 | $ 77,885 | $ 182,328 |
| EBIT | | | | | | |
| Grain Handling and Marketing | $ 135,828 | $ 56,675 | $ 79,153 | $ 144,180 | $ 51,993 | $ 92,187 |
| Agri-Products | 98,482 | 17,695 | 80,787 | 91,420 | 18,047 | 73,373 |
| Agri-Food Processing | 11,983 | 10,976 | 1,007 | 13,595 | 13,207 | 388 |
| Livestock Feed and Services | 1,570 | - | 1,570 | 1,570 | - | 1,570 |
| Financial Products | 3,720 | - | $ 3,720 | 3,720 | - | $ 3,720 |
| Corporate | (56,486) | (33,396) | (23,090) | (64,663) | (33,089) | (31,574) |
| | $ 195,097 | $ 51,950 | $ 143,147 | $ 189,822 | $ 50,158 | $ 139,664 |

1 These results reflect the actual unaudited consolidated operating results for the Company for the period November 1 to October 31 to align with the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of Acquisition). Results for the 12 months ended October 31, 2006 are obtained by deducting the unaudited operating results for the three months ended October 31, 2005 from the audited operating results of the Company for the 12 months ended July 31, 2006, and by adding the unaudited operating results for the Company for the three months ended October 31, 2006. Results for the 12 months ended October 31, 2007 are obtained by deducting the unaudited operating results for the three months ended October 31, 2006 from the audited operating results of the Company for the 15 months ended October 31, 2007.

To further assist with comparability, the following table provides a breakdown of EBITDA by business segment. Operating results for AU are for the period since the acquisition date of May 29, 2007 to October 31, 2007.

| Breakdown of EBITDA By Segment ($ millions) | 12 Months ended October 31, 2007 AU | 2007 Pool | 2007 Viterra | 2006 Pool | 15 Months ended October 31, 2007 AU | 2007 Pool | 2007 Viterra | 12 Months ended July 31, 2006 Pool |
|---|---|---|---|---|---|---|---|---|
| Grain Handling and Marketing | $ 68.7 | $ 94.2 | $ 162.9 | $ 68.6 | $ 68.7 | $ 105.7 | $ 174.4 | $ 63.6 |
| Agri-Products | 52.2 | 71.8 | 124.0 | 28.9 | 52.2 | 67.6 | 119.8 | 29.1 |
| Agri-Food Processing | - | 18.2 | 18.2 | 16.3 | - | 21.3 | 21.3 | 18.3 |
| Livestock Feed and Services | 5.5 | - | 5.5 | - | 5.5 | - | 5.5 | - |
| Financial Products | 3.9 | - | 3.9 | - | 3.9 | - | 3.9 | - |
| Corporate | (15.8) | (40.7) | (56.5) | (33.4) | (15.8) | (48.9) | (64.7) | (33.1) |
| | $ 114.5 | $ 143.5 | $ 258.0 | $ 80.4 | $ 114.5 | $ 145.7 | $ 260.2 | $ 77.9 |

A summary of the Company's consolidated operating results for 2007 is included in the table below:

| Select Consolidated Financial Information<br>(in thousands - except percentages and per share amounts) | Actual [1] 12 Months ended Oct 31, 2007 | Actual [1] 12 Months ended Oct 31, 2006 | Better (Worse) | Actual 15 Months ended Oct 31, 2007 | Actual 12 Months ended July 31, 2006 | Better (Worse) |
|---|---|---|---|---|---|---|
| Sales and other operating revenues | $ 3,535,174 | $ 1,642,674 | $ 1,892,500 | $ 3,875,816 | $ 1,575,656 | $ 2,300,160 |
| Gross profit and net revenues from services | $ 586,409 | $ 263,963 | $ 322,446 | $ 636,041 | $ 260,155 | $ 375,886 |
| Operating, general and administrative expenses | (328,372) | (183,603) | (144,769) | (375,828) | (182,270) | (193,558) |
| EBITDA | 258,037 | 80,360 | 177,677 | 260,213 | 77,885 | 182,328 |
| Amortization | (62,940) | (28,410) | (34,530) | (70,391) | (27,727) | (42,664) |
| EBIT | 195,097 | 51,950 | 143,147 | 189,822 | 50,158 | 139,664 |
| Integration expenses (Note 4) | (20,029) | - | (20,029) | (20,029) | - | (20,029) |
| Provision for pension settlement (Note 14(b)) | (5,000) | (15,000) | 10,000 | (5,000) | (15,000) | 10,000 |
| Gain on disposal of assets (Note 19) | 35,234 | 3,199 | 32,035 | 35,287 | 3,272 | 32,015 |
| Financing expenses (Note 16) | (33,994) | (16,184) | (17,810) | (36,178) | (19,744) | (16,434) |
| Costs on redemption of Senior Subordinated Notes (Note 16) | - | (11,209) | 11,209 | - | (11,209) | 11,209 |
| | 171,308 | 12,756 | 158,552 | 163,902 | 7,477 | 156,425 |
| Provision for corporate taxes (Note18) | | | | | | |
| Current | (2,540) | (1,595) | (945) | (2,617) | (1,726) | (891) |
| Future | (57,567) | (15,485) | (42,082) | (55,218) | (12,595) | (42,623) |
| Earnings (loss) from continuing operations | $ 111,201 | $ (4,324) | $ 115,525 | $ 106,067 | $ (6,844) | $ 112,911 |
| Net recovery from discontinued operations (Note 23) | $ - | $ 7,375 | $ (7,375) | $ - | $ 7,375 | $ (7,375) |
| Net earnings (loss) | $ 111,201 | $ 3,051 | $ 108,150 | $ 106,067 | $ 531 | $ 105,536 |
| Earnings (loss) per share | $ 0.80 | $ 0.03 | $ 0.77 | $ 0.82 | $ 0.01 | $ 0.81 |

[1] These results reflect the actual unaudited consolidated operating results for the Company for the period November 1 to October 31 to align with the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of Acquisition). Results for the 12 months ended October 31, 2006 are obtained by deducting the unaudited operating results for the three months ended October 31, 2005 from the audited operating results of the Company for the 12 months ended July 31, 2006, and by adding the unaudited operating results for the Company for the three months ended October 31, 2006. Results for the 12 months ended October 31, 2007 are obtained by deducting the unaudited operating results for the three months ended October 31, 2006 from the audited operating results of the Company for the 15 months ended October 31, 2007.

This year's successful operating results contributed to improved cash flow provided by operations of $203.9 million for the 12 months ended October 31, 2007, an increase of $144.9 million compared to the year before. This improvement largely reflects the higher EBITDA realized during the latest 12-month period, offset in part by the integration and higher financing costs incurred by Viterra during the period. Current income taxes are significantly lower than the prevailing rate on pre-tax cash flows due to the tax shield provided by the Company's capital cost allowance and loss carryforwards. As at October 31, 2007, the Company still had $285.2 million of loss carryforwards outstanding to shelter future taxes payable. The Company expects to fully utilize these losses by 2010.

| Cash Flow Provided by Operations<br>*(in thousands - except per share amounts)* | Actual [1] 12 Months ended Oct 31, 2007 | Actual [1] 12 Months ended Oct 31, 2006 | Better (Worse) | Actual 15 Months ended Oct 31, 2007 | Actual 12 Months ended July 31, 2006 | Better (Worse) |
|---|---|---|---|---|---|---|
| EBITDA | $ 258,037 | $ 80,360 | $ 177,677 | $ 260,213 | $ 77,885 | $ 182,328 |
| Add (Deduct): | | | | | | |
| Post employment benefits | (3,162) | (3,561) | 399 | (2,931) | (3,334) | 403 |
| Equity loss of significantly influenced companies | 1,833 | 31 | 1,802 | 1,794 | 72 | 1,722 |
| Other items | 1,485 | (47) | 1,532 | 1,635 | 44 | 1,591 |
| Adjusted EBITDA | 258,193 | 76,783 | 181,410 | 260,711 | 74,667 | 186,044 |
| Integration expenses (Note 4) | (20,029) | - | (20,029) | (20,029) | - | (20,029) |
| Cash interest expense | (31,689) | (16,128) | (15,561) | (33,382) | (19,192) | (14,190) |
| Pre-tax cash flow | 206,475 | 60,655 | 145,820 | 207,300 | 55,475 | 151,825 |
| Current income taxes | (2,540) | (1,595) | (945) | (2,617) | (1,726) | (891) |
| Cash flow provided by operations | $ 203,935 | $ 59,060 | $ 144,875 | $ 204,683 | $ 53,749 | $ 150,934 |
| Per share | $ 1.47 | $ 0.65 | $ 0.82 | $ 1.59 | $ 0.64 | $ 0.95 |

[1] See Note 1 under the table of Select Consolidated Financial Information above

Free cash flow for the most recent 12-month period in 2007 was $515.0 million, compared to $23.3 million in the 12 months ended October 31, 2006. The improvement in free cash flow during the year was due mainly to the proceeds received on the asset divestitures during the latest 12-month period, together with improved cash flow from operations. Proceeds included $255 million for the sale of property, plant and equipment assets to James Richardson International, $84 million for the sale of the Company's Vancouver North Shore port terminal (which was used to purchase the Company's 50% interest in the Cascadia terminal), $70 million for the sale of assets to Cargill, proceeds for AU's Vancouver port terminal, and proceeds received on asset sales in the ordinary course of business. Proceeds of $255 million received from the divested assets were applied to reduce long-term debt.

| **Cash Flow Provided by Operations** *(in thousands)* | **Actual[1] 12 Months ended Oct 31, 2007** | **2006** | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Earnings (loss) from continuing operations | $ 111,201 | $ (4,324) | $ 115,525 | $ 106,067 | $ (6,844) | $ 112,911 |
| Adjustments for items not involving cash | 92,734 | 63,384 | 29,350 | 98,616 | 60,593 | 38,023 |
| Cash flow provided by operations | $ 203,935 | $ 59,060 | $ 144,875 | $ 204,683 | $ 53,749 | $ 150,934 |
| Changes in non-cash working capital items | (144,764) | (10,334) | (134,430) | (150,645) | (20,260) | (130,385) |
| Cash from discontinued operations | - | 10,778 | (10,778) | - | 17,509 | (17,509) |
| Cash flow provided by operating activities | $ 59,171 | $ 59,504 | $ (333) | $ 54,038 | $ 50,998 | $ 3,040 |
| **Free Cash Flow*** | | | | | | |
| Cash flow provided by operations | $ 203,935 | $ 59,060 | $ 144,875 | $ 204,683 | $ 53,749 | $ 150,934 |
| Property, plant and equipment expenditures | (114,884) | (38,658) | (76,226) | (127,255) | (29,985) | (97,270) |
| Proceeds on sale of property, plant and equipment | 433,851 | 3,726 | 430,125 | 433,950 | 3,739 | 430,211 |
| Other investing activities | (7,924) | (871) | (7,053) | (13,007) | (1,174) | (11,833) |
| Free Cash Flow | $ 514,978 | $ 23,257 | $ 491,721 | $ 498,371 | $ 26,329 | $ 472,042 |

[1] See Note 1 under the table of Select Consolidated Financial Information above
* See Non-GAAP terms below

As a result of the cash flow generated from operations and the financing activities undertaken during the year, the key financial ratios for the Company are as follows:

| **Key Financial Information *** *(in thousands - except percentages and ratios)* | **Actual[1] 12 Months ended Oct 31, 2007** | 2006 | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Funded Debt, net of cash and cash equivalents | $ 599,526 | $ 55,626 | $ (543,900) | $ 599,526 | $ 33,047 | $ (566,479) |
| EBITDA | $ 258,037 | $ 80,360 | $ 177,677 | $ 260,213 | $ 77,885 | $ 182,328 |
| Ratios | | | | | | |
| Current Ratio | 1.33 x | 1.94 x | (0.61 pt) | 1.33 x | 2.28 x | (0.95 pt) |
| Total Debt to Equity | 31.1% | 21.9% | (9.2 pt) | 31.1% | 22.0% | (9.1 pt) |
| Long Term Debt to Equity | 14.6% | 18.8% | 4.2 pt | 14.6% | 18.7% | 4.1 pt |

[1] See Note 1 under the table of Select Consolidated Financial Information above
* See Non-GAAP terms below

During the year, Viterra conducted a number of financing activities to support its acquisition of AU, to consolidate the existing debt of the Pool and AU and to position the Company for future growth. Highlights of these initiatives included:

- The Company raised about $920 million (before net underwriting fees) through four subscription receipt offerings, comprised of three public market bought deals and a private placement. The 113,905,586 subscription receipts were exchanged into an equivalent number of common shares of the Company on May 29, 2007;
- The Company secured a non-revolving Bridge Credit Facility ("Bridge Facility") of $750 million to fund $330 million for the acquisition of the AU shares and to repay $362 million of AU's long-term debt;
- Viterra completed an offering for $200 million of 8.5% Senior Unsecured Notes ("Series 2007-1 Notes") due on August 1, 2017. Proceeds were applied to reduce the short-term borrowings under the Bridge Facility;

- Viterra secured a $600 million senior secured Revolving Credit Facility to fund the operating requirements of Viterra. The Company exercised its option to increase the limit on this Facility to $800 million in November 2007.

The Company intends to refinance the remaining balance of the Bridge Facility ($235.3 million at October 31, 2007) with long-term debt. Further details of Viterra's financing activities are available in the Notes to the Consolidated Financial Statements.

**Integration Update**

The full benefit of annualized gross synergies to be achieved on the integration of AU are expected to be delivered in fiscal 2009. These synergies will be generated primarily through efficiency measures over the next 9 to 15 months. As at October 31, 2007, synergies of $9.0 million had been achieved, relative to a target of $6.2 million at that time. As a result, management has revised its estimate of gross synergy targets to $96 million from its most recent estimate of $92 million. It is estimated that about $53 million will be achieved in the Grain Handling and Marketing segment, $14 million in the Agri-Products segment and the remaining $29 million will be realized in the Corporate segment.

Total net pre-tax integration costs estimated by the Company, including share issuance and refinancing costs are about $274 million, of which approximately $255 million has already been incurred, including $49.7 million of costs accrued and outstanding. These costs have been financed with the divestiture proceeds of $70 million received from Cargill during the period and from cash flow from operations.

**Fifth Quarter Results**

As noted, this transitional year's fiscal period includes an additional quarter of financial results compared to the prior year. As there was no similar quarter in the prior fiscal year, the Company has presented comparable information for the August to October quarter of 2006 to assist with the analysis and understanding of future financial performance and to account for the seasonality of the Company's business.

For the final quarter of the Company's fiscal year, Viterra's consolidated EBITDA was $58.2 million, an increase of $56.0 million over the $2.2 million reported in the comparable quarter ended October 31, 2006. The increase over the prior year includes incremental EBITDA contributed from AU of $40.1 million during the last quarter of 2007, as well as strong operating performance across all business segments.

In the Grain Handling and Marketing segment, EBITDA increased by $46.8 million to $58.3 million, a factor of both higher shipments and increased margins compared to the same quarter in 2006. Viterra shipped 4.4 million tonnes in the quarter, 2.3 million tonnes more than the same period a year ago, mainly a result of additional volumes flowing through AU facilities. Grain margins also improved, rising to $24.79 per tonne, compared to $18.76 in the quarter ended October 31, 2006. The 32.1% improvement in margins in the most recent quarter included the impact of mark-to-market contract revaluations which improved gross margin by about $4.1 million ($0.94 per tonne) for the three-month period. Margin performance also benefited from a focus on inventory management which contributed to positive country and terminal audit gains, open market grain position basis appreciation (a factor of improved market conditions and crop quality in the period), and merchandising margin improvements. Market share for the Company was 44% and reflects the consolidated market share following the acquisition of AU and the impact of the related divestitures.

Agri-Products sales were robust in the fifth quarter, rising by $124.0 million to $172.8 million for the three months ended October 31, 2007. Incremental sales attributable to AU accounted for $102.6 million of the increase. Improved fertilizer sales also contributed to the increase, a result of both higher prices and greater volumes. With improved producer cash flow as a result of higher commodity prices, sales volumes were brisk through the quarter and many producers elected to pre-buy fertilizer products to reduce the risk of rising fertilizer prices in the spring. An early harvest and favourable weather patterns in the fall also contributed to increased fertilizer application relative to the prior year. Margins remained strong through the period, and as a result, consolidated gross profit grew by $35.9 million relative to the comparable quarter of 2006. Overall, EBITDA improved by $13.5 million to $9.2 million in the quarter (2006 – EBITDA loss of $4.3 million), a result of higher gross profit, offset in part by the higher OG&A expenses attributable to AU.

In the Company's Agri-Food Processing segment, sales in the fifth quarter were $49.3 million, 35.6% higher than the $36.3 million reported in the same quarter of 2006. EBITDA improved by $2.9 million compared to the same period in 2006, due to improved sales volumes and margins and lower operating expenses.

The two new operating segments of Viterra, Livestock Feed and Services and Financial Products, collectively added an additional $5.7 million of EBITDA for the quarter. This includes a $2.0 million loss attributable to the Company's equity share in the Puratone Corporation, a hog production company in which Viterra holds a 31.4% interest. Current period hog operations and investments were negatively impacted by the high Canadian dollar, high feed ingredient prices and cyclically low finished hog prices (denominated in U.S. dollars).

Corporate expenses for the quarter were $21.1 million (2006 - $8.2 million) and included $8.9 million of additional expenses from AU. The additional increase in corporate expenses was due mainly to higher wages and increased benefit costs associated with the impact of the Company's operating performance and stock price on its short-term and long-term incentive plans.

Higher amortization expenses in the quarter reflect additional amortization associated with the AU assets. In addition, the Company completed its revaluation of the AU assets during the quarter, and in accordance with the purchase method of accounting, Viterra adjusted the carrying value of the assets acquired and liabilities assumed to their estimated fair market value at the acquisition date. With the higher fair values associated with the AU assets, the Company recorded an adjusted amortization expense during the quarter to account for the amortization on those assets since their acquisition date. Despite amortization expenses of $32.3 million for the quarter (compared to $7.5 million in the same quarter last year), consolidated EBIT increased by $31.2 million to $25.9 million, compared to an EBIT loss of $5.3 million the year before.

Integration costs incurred during the quarter were $11.1 million, a result of continuing severance, consulting and advisory costs and other integration costs incurred by the Company during the last three months of the fiscal year.

Financing costs incurred during the period increased by $12.0 million to $14.2 million, due mainly to the higher borrowing required to fund the AU purchase and higher levels of short-term debt associated with higher working capital levels.

Higher EBIT for the three months ended October 31, 2007, was more than offset by higher integration, financing expenses and income taxes, resulting in a consolidated net loss of $1.9 million (loss of $0.01 per share), which compares to a loss of $5.1 million during the same three-month period of the prior year.

Viterra generated cash flow provided by operations of $35.1 million ($0.17 per share) for the three months ended October 31, 2007, compared to $748,000 ($0.01 per share) in the same three months of 2006. The $34.4 million increase reflects higher EBITDA, offset by integration costs, and increased financing costs in the period.

| Fifth Quarter Operating Highlights<br>*(in thousands - except percentages and margins)*<br>*For the three months ended October 31*<br>*(Unaudited)* | 2007 | 2006[1] | *Better (Worse)* |
|---|---|---|---|
| **Operating Results** | | | |
| Sales and other operating revenues | **$ 1,285,908** | 340,642 | *$ 945,266* |
| Gross profit and net revenues from services | **$ 176,241** | $ 49,632 | *$ 126,609* |
| Operating, general and administrative expenses | **$ (118,039)** | $ (47,456) | *$ (70,583)* |
| EBITDA | **$ 58,202** | $ 2,176 | *$ 56,026* |
| Amortization | **$ (32,281)** | $ (7,451) | *$ (24,830)* |
| EBIT | **$ 25,921** | $ (5,275) | *$ 31,196* |
| Integration expenses | **$ (11,077)** | $ - | *$ (11,077)* |
| Gain on disposal of assets | **$ 2,481** | $ 53 | *$ 2,428* |
| Financing expenses | **$ (14,151)** | $ (2,184) | *$ (11,967)* |
| Net earnings (loss) | **$ (1,930)** | $ (5,134) | *$ 3,204* |
| Basic and diluted earnings (loss) per share - continuing operations | **$ (0.01)** | $ (0.06) | *83.3%* |
| Cash flow provided by operations | **$ 35,099** | $ 748 | *$ 34,351* |
| Cash flow per share - basic and diluted | **$ 0.17** | $ 0.01 | *$ 0.16* |
| **Grain Handling and Marketing Segment** | | | |
| Gross profit and net revenues from services | **$ 108,277** | $ 38,989 | *$ 69,288* |
| EBITDA | **$ 58,338** | $ 11,527 | *$ 46,811* |
| Sales and other operating revenues | **$ 963,877** | $ 257,465 | *$ 706,412* |
| [A] Industry receipts - six major grains *(tonnes)* | **8,521** | 8,545 | *(0.3%)* |
| [B] Industry shipments - six major grains *(tonnes)* | **8,733** | 8,605 | *1.5%* |
| [C] Primary Elevator receipts - six major grains *(tonnes)* | **3,748** | 2,131 | *75.9%* |
| Primary Elevator shipments *(tonnes)* | **4,367** | 2,078 | *110.2%* |
| [D] Six Major Grains | **4,219** | 2,036 | *107.2%* |
| [E] Industry terminal handle - six major grains *(tonnes)* | **6,933** | 6,261 | *10.7%* |
| [F] Port Terminal receipts (tonnes) | **2,640** | 1,442 | *83.1%* |
| Market Share *(%)* - Country Receipts [C]/[A] | **44.0%** | 24.9% | *19.1 pt* |
| Market Share *(%)* - Shipments [D]/[B] | **48.3%** | 23.7% | *24.6 pt* |
| Margin *($ per grain tonne shipped)* | **$ 24.79** | $ 18.76 | *32.1%* |
| **Agri-Products Segment** | | | |
| Gross profit and net revenue from services | **$ 41,979** | $ 6,030 | *$ 35,949* |
| EBITDA | **$ 9,214** | $ (4,272) | *$ 13,486* |
| Sales and other operating revenues | **$ 172,836** | $ 48,827 | *$ 124,009* |
| Fertilizer Sales* | **$ 126,779** | $ 33,240 | *$ 93,539* |
| Crop Protection | **$ 26,385** | $ 10,367 | *$ 16,018* |
| Seed | **$ 1,612** | $ 496 | *$ 1,116* |
| Equipment sales and other revenue | **$ 18,060** | $ 4,724 | *$ 13,336* |
| Average Margin | **24.3%** | 12.3% | *12.0 pt* |
| **Agri-Food Processing Segment** | | | |
| Gross profit and net revenues from services | **$ 7,029** | $ 4,613 | *52.4%* |
| EBITDA | **$ 6,047** | $ 3,098 | *95.2%* |
| Sales and other operating revenues | **$ 49,271** | $ 36,348 | *35.6%* |
| Tonnes sold | **106** | 81 | *30.9%* |
| Margin per tonne | **$ 66.31** | $ 56.95 | *16.4%* |
| **Livestock Feed and Services Segment** | | | |
| Gross profit and net revenues from services | **$ 14,947** | $ - | *$ 14,947* |
| EBITDA | **$ 2,532** | $ - | *$ 2,532* |
| Sales and other operating revenues | **$ 108,529** | $ - | *$ 108,529* |
| Feed sales *(tonnes)* | **374** | - | *374* |
| Feed margin *($ per feed tonne sold)* | **$ 42.86** | $ - | *$ 42.86* |
| Non-feed gross profit and net revenue from services | **$ (1,083)** | $ - | *$ (1,083)* |
| **Financial Markets Segment** | | | |
| EBITDA | **$ 3,216** | $ - | *$ 3,216* |
| Sales and other operating revenues | **$ 3,331** | $ - | *$ 3,331* |
| **Corporate Expenses** | | | |
| EBITDA | **$ (21,145)** | $ (8,177) | *$ (12,968)* |

1 These results reflect the actual unaudited operating results for the period August 1, 2006 to October 31, 2006 and are presented for comparative purposes only. Prior year comparatives exclude the results of AU for the period, as these results may only be reported commencing from the acquisition date of May 29, 2007.

* Consolidated sales from retail operations and Westco third-party sales

**Outlook**

*In addition to other sections of this news release, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see the "Forward Looking Information" section of this release below.*

Western Canadian grain production of the six major grains in 2007 was estimated by Statistics Canada to be about 45.3 million tonnes, compared to last year's production of 47.1 million tonnes and the 10-year average of 47.7 million tonnes. The grain industry typically ships about 64% of the grain produced over the following 12-month period, and as such, the industry would expect to ship about 29 million tonnes of grain in 2008 (excluding drawdowns of carry-out stocks), compared to total shipments of about 33 million tonnes in the most recent 12 months (which included a drawdown of carry-out stocks of about 5 million tonnes). Although management expects CWB exports to decline slightly, canola exports are expected to increase, mitigating the impact on the Company's port terminal operations. With Viterra's leading position in Canada in the merchandising of canola, the Company is well positioned to benefit from a stronger canola program.

Strong commodity prices bode well for the Canadian agriculture industry and prices continue to improve due to tightening world supplies, greater demand for both food and feed grains, and expanding ethanol and biodiesel industries. For the Agri-Products segment, crop input sales are expected to benefit from such higher commodity prices. In particular, higher commodity prices have significantly contributed to higher demand for fertilizer and continued supply pressures could increase prices to record highs. Early indicators suggest that producers are planning to increase usage rates of fertilizer in 2008 to replenish depleted soil nutrient levels and maintain yield potential. To date, natural gas prices, the primary input in the production of nitrogen fertilizer, remain comparable to the prior year, which also bodes well for the Company's investment in Western Cooperative Fertilizers Limited ("Westco"). Recent increases in fertilizer prices suggest that the Company can expect strong fertilizer sales and margins in 2008; however, it remains uncertain whether these price increases will be sustained and contribute to inventory appreciation again in the spring. In addition, factors such as weather, pressures on supply and delivery and producers' crop decisions will affect the ultimate timing and level of sales.

Oat quality for the most recent crop year was variable, but generally average to very good for Can-Oat's milling operations right across the prairies. While commodity prices for oats are not expected to drive an increase in seeded oat acreage in the coming year, management believes there is a strong carry-out crop this year that will mitigate a decline from the high seeded acre production of 5 million tonnes in 2007. Can-Oat continues to pursue opportunities that will allow it to leverage its processing expertise and relationships with key food manufacturers in the non-oat processing sector.

In the livestock sector, higher feed ingredient costs are driving higher feed prices, which at a time when producers are feeling the impact of a stronger Canadian dollar and a downturn in the hog cycle, could negatively affect the Canadian Livestock Feed and Services operations in 2008. Poultry and dairy producers are expected to be less affected as their returns are insulated by supply management programs. However, lower returns for hog farmers, particularly if there is a retraction in the hog industry, could reduce feed volume opportunities and heighten competitive pressures. Viterra's diversification among different species should mitigate some of this risk, as will the added benefit of U.S. operational diversification.

On December 14, 2007, the reduction to future federal income tax rates announced in Bill C-28 became substantively enacted. As a result, the Company will re-measure its future income tax assets and liabilities using the reduced rates applicable for 2008 and subsequent years. The Company is currently assessing the impact of these rate reductions and estimates that it will record an income tax recovery of about $12.6 million in the first quarter of fiscal 2008.

A complete copy of the Company's annual MD&A which discusses the financial results in more detail will be filed today on Sedar (www.sedar.com), and will be available on the Company's website at www.viterra.ca.

The Company will be hosting a conference call for interested parties on January 18, 2008 at 1:00 p.m. Toronto time, (12:00 Regina time) to discuss its annual and quarterly results. Details are available on Viterra's website, under News Releases at www.viterra.ca.

Saskatchewan Wheat Pool Inc., doing business as Viterra, is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

**Non-GAAP Measures**

EBITDA (earnings from continuing operations before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions) and EBIT (earnings from continuing operations before interest, taxes, integration costs, gains or losses on asset disposals, and pension settlement provisions) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations and EBIT is a measure of earnings from continuing operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets such as cash and cash equivalents. Such measures should not be used in isolation of or as a substitute for current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities excluding non-cash working capital changes and cash from discontinued operations. Viterra uses cash flow provided by operations as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital and the extraordinary nature of discontinued operations assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations net of investing activities. For these purposes, investing activities include capital expenditures (excluding business acquisitions), net of proceeds and the net change in cash in trust, investments and other long-term assets. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from or as a substitute for GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in continuing operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other corporations.

A reconciliation of each of these measures has been provided in the Company's annual MD&A.

**Forward-Looking Information**

This release contains forward-looking statements that involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; crop production and crop quality in Western Canada; Canadian grain export levels; ability of the railways to ship grain to port facilities for export without labour or other service disruptions; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; integration risk associated with the merger of Saskatchewan Wheat Pool and Agricore United; dependence on key personnel; any labour disruptions; the Company's financial leverage and funding requirements; continued availability of credit facilities; credit risk in respect of customers of Viterra; foreign exchange and counterparty risks associated with foreign exchange and commodity hedging programs; changes in competitive forces including pricing pressures; disease and other livestock industry risks; environmental risks; international trade matters; and global political and economic conditions, including grain subsidy actions of the United States and European Union. All of the forward-looking statements in this release are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by Viterra and its management will be realized, or, even if substantially realized, that that will have the expected consequences for, or effects on, the Company.

**Investor Inquiries:**
Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs
Viterra
(306) 569-4782
www.viterra.ca
Audio webcast: http://events.onlinebroadcasting.com/swp/011808/index.php

**Media Inquiries:**
Peter Flengeris, Media Relations
Viterra
(306) 569-4810
www.viterra.ca

## CONSOLIDATED BALANCE SHEETS

(in thousands)

| AS AT | | October 31, 2007 | | July 31, 2006 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash | $ | 24,600 | $ | 5,071 |
| Cash in trust | | 16,710 | | 508 |
| Short-term investments | | 44,051 | | 104,892 |
| Accounts receivable | | 456,765 | | 123,176 |
| Inventories (Note 5) | | 768,817 | | 142,925 |
| Prepaid expenses and deposits | | 51,685 | | 13,074 |
| Future income taxes (Note 18) | | 70,116 | | 772 |
| | | 1,432,744 | | 390,418 |
| **Investments (Note 6)** | | 19,198 | | 4,904 |
| **Property, Plant and Equipment (Note 7)** | | 1,192,620 | | 255,552 |
| **Other Long-Term Assets (Note 8)** | | 61,233 | | 20,605 |
| **Intangible Assets (Note 4)** | | 20,275 | | - |
| **Goodwill (Note 4)** | | 296,743 | | - |
| **Future Income Taxes (Note 18)** | | 255 | | 102,551 |
| | $ | 3,023,068 | $ | 774,030 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current Liabilities** | | | | |
| Bank indebtedness | $ | 4,501 | $ | 13,238 |
| Short-term borrowings (Note 9) | | 352,527 | | 18,965 |
| Accounts payable and accrued liabilities | | 712,703 | | 129,940 |
| Long-term debt due within one year (Note 10) | | 3,736 | | 8,890 |
| | | 1,073,467 | | 171,033 |
| **Long-Term Debt (Note 10)** | | 307,413 | | 101,917 |
| **Other Long-Term Liabilities (Note 11)** | | 60,255 | | 37,616 |
| **Future Income Taxes (Note 18)** | | 112,606 | | 2,034 |
| | | 1,553,741 | | 312,600 |
| **Shareholders' Equity** | | | | |
| Share capital (Note 12) | | 1,422,843 | | 502,760 |
| Contributed surplus | | 323 | | 308 |
| Retained earnings (deficit) | | 45,132 | | (41,638) |
| Currency translation (Note 15) | | 1,029 | | - |
| | | 1,469,327 | | 461,430 |
| | $ | 3,023,068 | $ | 774,030 |

Commitments, contingencies and guarantees (Note 24)

VITERRA™

## CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(in thousands)

| FOR THE PERIOD ENDED | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Sales and other operating revenues | $ 3,875,816 | $ 1,575,656 |
| Cost of sales | (3,239,775) | (1,315,501) |
| Gross profit and net revenues from services | 636,041 | 260,155 |
| Operating, general and administrative expenses | (375,828) | (182,270) |
| | 260,213 | 77,885 |
| Amortization | (70,391) | (27,727) |
| | 189,822 | 50,158 |
| Gain on disposal of assets (Note 19) | 35,287 | 3,272 |
| Integration expenses (Note 4) | (20,029) | - |
| Provision for pension settlement (Note 14b) | (5,000) | (15,000) |
| Financing expenses (Note 16) | (36,178) | (30,953) |
| | 163,902 | 7,477 |
| Provision for corporate taxes (Note 18) | | |
| Current | (2,617) | (1,726) |
| Future | (55,218) | (12,595) |
| Earnings (loss) from continuing operations | 106,067 | (6,844) |
| Net recovery from discontinued operations | - | 7,375 |
| Net earnings | 106,067 | 531 |
| Retained earnings (deficit), beginning of period | (41,638) | (58,487) |
| Future income taxes - adjustment (Note 18) | 5,860 | 17,999 |
| Future income taxes - share issuance costs | 12,108 | 830 |
| Share issuance costs (Note 12) | (37,265) | (2,511) |
| Retained earnings (deficit), end of period | $ 45,132 | $ (41,638) |
| Basic and diluted earnings (loss) per share (Note 3) | | |
| From continuing operations | $ 0.82 | $ (0.08) |
| Net earnings | $ 0.82 | $ 0.01 |

VITERRA™

## CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| FOR THE PERIOD ENDED | | 15 Months Ended October 31, 2007 | | 12 Months Ended July 31, 2006 |
|---|---|---|---|---|
| **Cash From (Used in) Operating Activities** | | | | |
| Earnings (loss) from continuing operations | $ | 106,067 | $ | (6,844) |
| Adjustments for items not involving cash and/or continuing operations | | | | |
| Amortization | | 70,391 | | 27,727 |
| Future income tax provision (Note 18) | | 55,218 | | 12,595 |
| Equity loss of significantly influenced companies | | 1,794 | | 72 |
| Provision for pension settlement (Note 14b) | | 5,000 | | 15,000 |
| Employee future benefits (Note 14a) | | (2,931) | | (3,334) |
| Non-cash financing expenses (Note 16) | | 2,796 | | 11,761 |
| Gain on disposal of assets (Note 19) | | (35,287) | | (3,272) |
| Other items | | 1,635 | | 44 |
| Adjustments for items not involving cash and/or continuing operations | | 98,616 | | 60,593 |
| | | 204,683 | | 53,749 |
| Changes in non-cash working capital items | | | | |
| Accounts receivable | | (20,374) | | 15 |
| Inventories | | (78,171) | | (25,509) |
| Accounts payable and accrued liabilities | | (39,764) | | (2,429) |
| Prepaid expenses and deposits | | (12,336) | | 7,663 |
| Changes in non-cash working capital - continuing operations | | (150,645) | | (20,260) |
| Cash from operating activities - continuing operations | | 54,038 | | 33,489 |
| Cash from discontinued operations | | - | | 17,509 |
| Cash from operating activities | | 54,038 | | 50,998 |
| **Cash From (Used in) Financing Activities** | | | | |
| Proceeds from long-term debt | | 200,000 | | 100,000 |
| Repayment of long-term debt | | (374,445) | | (153,653) |
| Proceeds from (repayment of) short-term borrowings | | 252,787 | | (2,903) |
| Repayment of other long-term liabilities, net | | (1,414) | | (972) |
| Increase in share capital (Note 12) | | 920,083 | | 63,275 |
| Share issuance costs | | (37,291) | | (3,070) |
| Debt refinancing costs | | (10,850) | | (2,808) |
| Cash from (used in) financing activities | | 948,870 | | (131) |
| **Cash From (Used in) Investing Activities** | | | | |
| Property, plant and equipment expenditures | | (127,255) | | (29,985) |
| Proceeds on sale of property, plant and equipment | | 433,950 | | 3,739 |
| Business acquisition (Note 4) | | (1,329,171) | | - |
| Decrease (increase) in cash in trust | | (16,202) | | 263 |
| Decrease in investments | | 8,633 | | 363 |
| Increase in other long-term assets | | (5,438) | | (1,800) |
| Cash used in investing activities | | (1,035,483) | | (27,420) |
| **Increase (Decrease) in Cash and Cash Equivalents** | | (32,575) | | 23,447 |
| **Cash and Cash Equivalents, Beginning of Period** | | 96,725 | | 73,278 |
| **Cash and Cash Equivalents, End of Period** | $ | 64,150 | $ | 96,725 |
| Cash and cash equivalents consist of: | | | | |
| Cash | $ | 24,600 | $ | 5,071 |
| Short-term investments | | 44,051 | | 104,892 |
| Bank indebtedness | | (4,501) | | (13,238) |
| | $ | 64,150 | $ | 96,725 |
| Supplemental disclosure of cash paid during the period from continuing operations: | | | | |
| Interest paid | $ | 39,289 | $ | 20,847 |
| Income taxes paid | $ | 4,770 | $ | 1,676 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc., doing business as Viterra, (the "Company") is a publicly traded, vertically integrated Canadian agri-business. Business operations include five reporting segments: Grain Handling and Marketing, Agri-products, Agri-food Processing, Livestock Feed and Services, and Financial Products.

On July 30, 2007, the Company announced a change in year-end from July 31 to October 31, commencing with the 2007 fiscal year. Accordingly, the Company has a 15-month fiscal year ended October 31, 2007 compared to a 12-month fiscal year ended July 31, 2006.

The Grain Handling and Marketing segment includes 104 high throughput terminals and 13 specialty crop cleaning and handling facilities strategically located in the prime agricultural growing regions of Western Canada, and two specialty crop cleaning and handling facilities in the United States of America ("U.S."). This segment also includes wholly-owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in a facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains and from the sales of non-Board grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, ownership of a fertilizer distributor and a retail network of 276 locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley for domestic and export markets.

The Livestock Feed and Services segment formulates and manufactures feed products at seven feed mills and two pre-mix facilities across Western Canada and at three feed mill locations in Texas and New Mexico in the U.S.

The Financial Products segment acts as an agent for a Canadian Schedule I chartered bank, which provides unsecured trade credit to agricultural customers and secured loans to livestock producers.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB export program, and producers' marketing decisions. Sales of the Company's Agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Livestock Feed and Services segment tend to peak during the winter months as feed consumption increases. In the agri-food processing business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products agency fees follow the related pattern of sales of the underlying activity in the Agri-products and Livestock Feed and Services segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

## 2. ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. The following accounting policies are considered to be significant:

### a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Management believes the estimates are reasonable; however, actual results could differ as confirming events occur.

### b) Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its controlled subsidiaries and its proportionate share of the accounts of its joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

| Subsidiaries | Ownership Interest |
|---|---|
| Agricore United ("AU") (1)(2) and its wholly-owned subsidiaries* | 100% |
| XCAN Far East Ltd. ("XCAN") (3) | |
| Agricore United Holdings Inc.(4), and its wholly-owned subsidiaries | |
| Demeter (1993) Inc. ("Demeter") (4) | |
| Unifeed Hi-Pro Inc. (4) | |
| Unifeed Inc. (4) | |
| Pacific Elevator Limited(2) | |
| Western Pool Terminals Ltd. | |
| Canadian Pool Agencies Ltd.(5) | 100% |
| Can-Oat Milling | 100% |
| Pool Insurance Company(5) | 100% |
| Western Co-operative Fertilizers Limited ("Westco") (5) | 100% |

| Joint Ventures | Ownership Interest |
|---|---|
| Alberta Industrial Mustard Company Limited (6) | 50% |
| CMI Terminal Joint Venture (6) | 50% |
| Gardiner Dam Terminal Joint Venture (6) | 50% |
| Prairie Malt Limited | 42.4% |

(1) Acquired on May 29, 2007

(2) Effective November 1, 2007, AU and Pacific Elevator Limited were amalgamated with the Company

(3) A Japanese Corporation

(4) A U.S. Corporation

(5) Prior to May 29, 2007, the Company owned the following joint venture interest in these companies:
- Canadian Pool Agencies Ltd. – 33%
- Pool Insurance Company – 50%
- Western Co-operative Fertilizers Limited – 43%

(6) From May 29, 2007 – see Note 4

* Effective October 31, 2007, Cascadia Terminal Partnership was wound up The Pacific Gateway Terminals Limited ("PGTL") joint venture was dissolved with the sale of the Vancouver port terminal to Cargill Limited ("Cargill"). See Note 4.

### c) Revenue Recognition

Revenues from grain handling are recognized upon delivery of grain commodities to the customer. Transactions in which the Company acts as an agent for the CWB are recorded on a net basis with only the amount of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

CWB tariff included in revenue. Revenues from the sale of agri-products, agri-food processing, livestock feed and related products are recognized upon delivery to the customer. Service-related revenues are recognized upon performance of the service.

**d) Cash and Cash Equivalents**

Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with an original maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the Company.

**e) Inventories**

Grain inventories include both hedgable and non-hedgable commodities. Hedgable grain inventories are valued on the basis of closing market quotations less freight and handling costs and also reflect gains and losses on open grain purchase and sale contracts. Non-hedgable grain inventories are valued at the lower of cost and net realizable value. Agri-products, livestock feed, and other inventories consist of raw materials, work in progress and finished goods, and are valued at the lower of cost and net realizable value.

**f) Investments**

The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

Through a consortium, the Company has a joint and several interest in Prince Rupert Grain terminal ("PRG"). The Company's non-controlling interest in PRG is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At October 31, 2007, PRG had approximately $301 million in loans due to a third party. The loans mature in 2015 ($187 million) and 2035 ($114 million) and are secured by the terminal without recourse to the consortium members.

**g) Property, Plant and Equipment and Amortization**

Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The Company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable, and any resulting writedowns are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

| | |
|---|---|
| Land | 0% |
| Buildings | 3 - 10% |
| Machinery and equipment | 7 - 33% |
| Site and leasehold improvements | 3 - 20% |

**h) Turnaround Assets**

The Company's proportionate share of an investee's expenditures related to major manufacturing plant turnarounds (periodic scheduled major maintenance) are deferred when incurred and amortized on a straight-line basis during the period until the next scheduled turnaround, which ranges from three to five years. Unamortized capitalized turnaround costs are included in other assets.

**i) Corporate Income Taxes**

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rates became substantively enacted. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets would not be realized.

**j) Deferred Financing Costs**

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt. Amortization is a non-cash charge to interest expense.

**k) Employee Future Benefits**

The Company maintains both defined benefit and defined contribution pension plans for employees. The Company also has a closed retirement allowance plan and a wholly-owned subsidiary of the Company provides other employee future benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

The Company also contributes to a multi-employer defined benefit pension plan which is accounted for as a defined contribution plan as the Company has insufficient information to apply defined benefit plan accounting.

**l) Intangible Assets**

Intangible assets consist primarily of supply and merchandising contracts and marketing related assets with defined lives. These assets are amortized over their estimated useful lives which range from two to ten years. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

**m) Goodwill**

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been an impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

**n) Financial and Other Instruments**

The Company uses derivative financial and other instruments to manage its exposure to market risks relating to interest rates, commodity prices and foreign currency exchange rates. The Company does not use derivative financial instruments for speculative trading purposes.

i) Foreign Exchange Contracts - The Company enters into forward foreign exchange and futures contracts to offset and manage exposure to foreign currency exchange risk resulting from transactions denominated in foreign currencies. Certain areas of the Company not related to the handling and marketing of grain follow the Hedging Relationships guidance of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13. Under hedge accounting the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument are recognized in income in the same period. The Company regularly assesses hedging transactions to ensure they are highly effective in offsetting changes in fair values or cash flows of hedged items. In the remaining areas of the Company, forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

ii) Commodity Futures Contract Transactions - The Company is involved in the purchase, sale and processing of raw agricultural commodities. Agricultural commodities are subject to price fluctuations due to numerous unpredictable factors that may create price risk. The Company enters into derivative contracts, primarily

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

exchange-traded futures and options, with the objective of managing exposure to adverse price movements in agricultural commodities. The unrealized gains and losses for commodity futures contracts are recognized in income in the period in which they occur.

**o) Foreign Currency Transactions**

The Company's wholly-owned U.S. subsidiaries represent self-sustaining operations, and the respective accounts have been translated into Canadian dollars using the current rate method. Monetary and non-monetary assets and liabilities are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are deferred and included in a currency translation account within shareholders' equity.

The Company's other foreign wholly-owned subsidiary represents an integrated operation and the respective accounts have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the period-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are reflected in earnings during the period in which they occur.

For other foreign currency balances of the Company, monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in income in the period in which they occur.

**p) Stock-Based Compensation Plans**

The Company accounts for stock-based compensation grants under these plans in accordance with the fair value based method of accounting for stock-based compensation. Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. The Company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amount to contributed surplus.

## 3. EARNINGS PER SHARE

| | | 15 Months Ended October 31, 2007 | | 12 Months Ended July 31, 2006 |
|---|---|---|---|---|
| Net earnings | $ | 106,067 | $ | 531 |
| Less: Net earnings (loss) from continuing operations | | 106,067 | | (6,844) |
| Net recovery from discontinued operations | $ | - | $ | 7,375 |
| Denominator for basic earnings per share amounts: | | | | |
| Weighted average number of shares outstanding | | 129,133 | | 84,343 |
| Basic earnings (loss) per share: | | | | |
| Continuing operations | $ | 0.82 | $ | (0.08) |
| Discontinued operations | $ | - | $ | 0.09 |
| Net earnings per share | $ | 0.82 | $ | 0.01 |
| Denominator for diluted earnings per share amounts: | | | | |
| Weighted average number of shares outstanding | | 129,137 | | 84,343 |
| Diluted earnings (loss) per share: | | | | |
| Continuing operations | $ | 0.82 | $ | (0.08) |
| Discontinued operations | $ | - | $ | 0.09 |
| Net earnings per share | $ | 0.82 | $ | 0.01 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

For periods in which there was a loss applicable to common shares, stock options with exercise prices at or below the average market price for the year were excluded from the calculation of diluted net earnings per share, as inclusion of these securities would have been anti-dilutive to the net earnings per share.

## 4. BUSINESS ACQUISITION

On May 29, 2007, the Company acquired effective control of AU, a Canadian agri-business. On June 15, 2007, the Company acquired all of the remaining Limited Voting Common Shares of AU under a court approved Plan of Arrangement at which time AU became a wholly-owned subsidiary of the Company. The results of the operations of AU are included in the Company's Consolidated Financial Statements commencing May 29, 2007.

The total purchase price of $1,271.8 million consists of $1,233.9 million paid for the AU common shares, $27.1 million for the AU preferred shares (comprised of $14.6 million paid by the Company and $12.5 million redeemed by AU, including accrued dividends) and transaction costs paid by the Company. The total purchase price was financed by the Company issuing 113,905,586 common shares for proceeds of $882.8 million, net of share issue costs of $37.3 million (Note 12), borrowings of $330 million under a Bridge Credit Facility (Note 9) and the remainder by cash or cash equivalents and other short-term borrowings.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company allocated the purchase consideration as follows based upon the work of third-party valuation experts. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

| | | |
|---|---|---|
| Net assets acquired at Fair Value: | | |
| Current assets | $ | 926,976 |
| Property, plant and equipment | | 1,254,170 |
| Intangible assets | | 21,303 |
| Goodwill | | 296,743 |
| Other long-term assets | | 45,395 |
| Current liabilities | | (798,863) |
| Future income tax liabilities, net | | (75,261) |
| Term debt (all current) | | (375,730) |
| Other long-term liabilities | | (22,900) |
| Total purchase price | | 1,271,833 |
| Add: Bank indebtedness acquired, net[1] | | 57,338 |
| Cash consideration, including bank indebtedness assumed | $ | 1,329,171 |

[1] Cash and short-term investments are deducted from bank indebtedness.

At October 31, 2007, the allocation of the purchase consideration compared to July 31, 2007 resulted in an increase to Property, plant and equipment of $410.9 million, an increase in Intangible assets of $21.3 million and an increase in Future income tax liabilities (net) of $117.7 million. In addition, the allocation resulted in an increase to Current assets of $0.5 million, a decrease in Other long-term assets of $10 million, an increase in Current liabilities of $19.9 million, a decrease in Other long-term liabilities of $4 million and a decrease in Bank indebtedness acquired of $2.1 million.

Acquisition costs incurred or accrued in the above purchase price allocation are comprised of $64.2 million of employee related costs (primarily retention and severance), professional fees of $37.1 million, change in control expenses related to the repayment of AU debt of $41 million, a break-fee paid to James Richardson International ("JRI") of $35 million and $18 million of other related costs, offset by $7 million in interest on subscription receipts funds held in escrow and funds not yet disbursed to AU shareholders. Of these amounts, $49.7 million remained outstanding and unpaid at October 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

For the 15-month period ended October 31, 2007 the Company incurred $22.7 million of costs arising from the post acquisition integration of AU and the consolidation of operations of which $2.7 million were capitalized and $20 million were expensed. The Company's plan for the integration of AU and the consolidation of operations consists of further costs, of either a capital or operating nature, related to re-financing activities, employees, information technology hardware and software, signage and branding and other integration related activities. The Company plans to complete the integration of AU and the consolidation of operations over the next nine to 15 months.

As a result of the acquisition, the Company reinstated $21.0 million of its own pre-existing future income tax assets that had previously been subject to a valuation allowance and recognized $9.2 million of capital losses that had previously not been recognized. These amounts have reduced future income tax liabilities assumed in the purchase price allocation.

AU, its subsidiaries and other entities in which it owns an interest, are parties to various financing and operating contracts, some of which may provide a right of termination or other remedy in favour of third parties upon occurrence of a change of control. Due to the extent of such arrangements and the uncertainty whether these provisions will be exercised, the occurrence of the confirming events is not determinable.

Management believes that the estimates used for the above allocation are reasonable, however actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

**Asset Dispositions**

Concurrent with the acquisition of AU, the Company entered into an agreement with Cargill to sell an interest in certain assets acquired from AU and the Company's Vancouver port terminal to Cargill for total fixed consideration of $155 million. The consideration the Company received was Cargill's 50% interest in the Cascadia Terminal Partnership and $70 million of cash consideration, plus amounts related to working capital and other closing adjustments. As a result of this transaction, the Company recorded a gain on disposal of assets of $30.4 million related to its Vancouver port terminal.

The Company also sold certain assets acquired from AU to JRI for proceeds of $255 million, plus amounts related to working capital and other closing adjustments, for no gain or loss. The proceeds of disposition on the asset sale to JRI were used to reduce the Company's Bridge Facility (Note 9) and the proceeds of disposition on the asset sale to Cargill, as well as the working capital and other closing adjustments related to both the Cargill and JRI asset dispositions, were used to reduce other short-term borrowings. With the sale of its Vancouver port terminal, the Company dissolved Pacific Gateway Terminals Limited, a joint venture with JRI, without penalty, effective June 29, 2007.

## 5. INVENTORIES

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Grain | $ 444,397 | $ 55,872 |
| Agri-products | 280,797 | 74,974 |
| Livestock feed | 24,915 | - |
| Agri-food Processing | 18,708 | 12,079 |
| | $ 768,817 | $ 142,925 |

## 6. INVESTMENTS

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Investments in significantly influenced companies – equity method | $ 11,379 | $ 1,435 |
| Other long-term investments – cost method | 7,819 | 3,469 |
| | $ 19,198 | $ 4,904 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

## 7. PROPERTY, PLANT AND EQUIPMENT

| As at | October 31, 2007 | Accumulated Amortization October 31, 2007 | July 31, 2006 | Accumulated Amortization July 31, 2006 |
|---|---|---|---|---|
| Land | $ 48,983 | $ - | $ 1,598 | $ - |
| Site and leasehold improvements | 57,714 | 3,056 | 9,515 | 1,553 |
| Buildings | 545,868 | 28,435 | 117,544 | 15,690 |
| Machinery and equipment | 662,926 | 105,035 | 198,979 | 70,065 |
| Construction in progress | 13,655 | - | 15,224 | - |
| | 1,329,146 | $ 136,526 | 342,860 | $ 87,308 |
| Accumulated amortization | (136,526) | | (87,308) | |
| Net book value | $ 1,192,620 | | $ 255,552 | |

Amortization of property, plant and equipment related to continuing operations for the year ended October 31, 2007 is $67.9 million (2006 - $27 million).

## 8. OTHER LONG-TERM ASSETS

| As at | October 31, 2007 | Accumulated Amortization October 31, 2007 | July 31, 2006 | Accumulated Amortization July 31, 2006 |
|---|---|---|---|---|
| Deferred pension assets (Note 14) | $ 28,054 | $ - | $ 9,395 | $ - |
| Deferred financing costs | 18,449 | 5,004 | 7,533 | 2,207 |
| Turnaround assets | 13,335 | 2,699 | 3,480 | 1,209 |
| Other | 9,115 | 17 | 3,613 | - |
| | 68,953 | $ 7,720 | 24,021 | $ 3,416 |
| Accumulated amortization | (7,720) | | (3,416) | |
| Net book value | $ 61,233 | | $ 20,605 | |

Deferred financing costs are amortized over the term of the associated debt.

Amortization of deferred financing costs of $2.8 million (2006 - $1.7 million) is included in financing expenses. Amortization of other assets of $1.5 million (2006 - $0.7 million) is included in amortization.

## 9. SHORT-TERM BORROWINGS

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Bridge Facility (a) | $ 235,281 | $ - |
| Revolving Credit Facility (b) | 60,000 | - |
| Members' Demand Loans (c) | 16,566 | 18,965 |
| Subsidiaries and proportionate share of joint ventures (d) | 40,680 | - |
| | $ 352,527 | $ 18,965 |

**a) Bridge Facility**

On May 28, 2007, the Company entered into a $750 million non-revolving Bridge Facility ("Bridge Facility") with a syndicate of financial institutions expiring May 27, 2008 and bearing interest at prime plus 1.5% increasing to 1.75% after November 24, 2007 and 2.25% after February 22, 2008; or Banker's Acceptance/London Interbank Offered Rate ("LIBOR") based plus 2.5%, increasing to 2.75% after November 24, 2007 and 3.25% after February 22, 2008. The Bridge Facility is secured by a first charge on property, plant and equipment and a second charge on accounts receivable and inventory. An underwriting fee is charged on any outstanding portion of the Bridge Facility. The Company paid an underwriting fee of $0.6 million on August 26, 2007 and November 24, 2007 and will pay 0.5% on February 22, 2008 of the uncancelled balance at that time. The Company drew $330 million to fund the balance of the acquisition price for AU shares and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

$362 million to fund the repayment of outstanding long-term debt held by AU, inclusive of pre-payment penalties of $33.6 million. The pre-payment penalties are related to AU change in control provisions and have been included in the purchase price allocation as an adjustment to the fair value of the long-term debt assumed.

Concurrent with the settlement of AU's $525 million revolving credit facility, $255 million of the proceeds related to the JRI asset disposition (Note 4) were used by the Company to reduce the amount owing under the Bridge Facility. The Company also used the net proceeds from the issuance of its Series 2007-1 Notes (Note 10) to reduce the amount owing under the Bridge Facility.

**b) Revolving Credit Facility**

On August 10, 2007, the Company entered into a $600 million senior secured revolving credit facility with a syndicate of financial institutions. On November 19, 2007, the Company exercised its option to increase the facility to $800 million. The facility is secured by a first charge on accounts receivable and inventory and a second charge on all other assets. The Company may draw on the facility at an interest rate of Banker's Acceptance plus 0.9% to 1.5%, or at prime to prime plus 0.50% subject to the Company's fixed charge ratio. The facility expires on August 10, 2010, and may be extended at the option of the Company for an additional two years. The facility replaced the Company's $250 million senior secured revolving credit facility and AU's $525 million revolving credit facility.

Concurrent with the Company entering into the senior secured revolving credit facility, AU terminated its securitization agreement with an independent trust and repurchased, for $40.3 million, the co-ownership interest in its right to receive reimbursement of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between AU and the CWB.

At October 31, 2007, availability under the revolving credit facility was $351 million.

**c) Members' Demand Loans**

Members' demand loans are unsecured funds loaned to the Company by non-institutional investors and employees. At October 31, 2007, the loans bear interest at 4.05% (2006 - 3.6%).

**d) Subsidiaries and Proportionate Share of Joint Ventures' Debt**

The Company's wholly-owned Japanese subsidiary, XCAN, has a U.S.D. $16 million revolving credit facility bearing interest at 0.75% per annum over LIBOR and maturing on February 29, 2008. The revolving credit facility is secured by a standby Letter of Credit and a guarantee from the Company (Note 24). In addition, this subsidiary has a Japanese Yen ("JPY") 2 billion credit facility, secured by a guarantee from the Company (Note 24), and a JPY 100 million credit facility, both at local short-term market rates with no fixed expiry date.

On September 18, 2007, the Company repaid the revolving credit facility of the Company's wholly-owned U.S. subsidiary, Demeter.

Other subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by a first charge against present and future assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

## 10. LONG-TERM DEBT

| As at | | October 31, 2007 | | July 31, 2006 |
|---|---|---|---|---|
| Series 2007-1 Notes (a) | $ | 200,000 | $ | - |
| Series 2006-1 Notes (b) | | 100,000 | | 100,000 |
| Members' term loans (c) | | 3,494 | | 5,276 |
| Sub total | | 303,494 | | 105,276 |
| Subsidiaries' and proportionate share of joint ventures' secured debt (d) | | 7,655 | | 5,531 |
| Total consolidated long-term debt | | 311,149 | | 110,807 |
| Less portion due within one year: | | | | |
| Members' term loans | | 693 | | 3,359 |
| Subsidiaries' and proportionate share of joint ventures' debt | | 3,043 | | 5,531 |
| Long-term debt due within one year | | 3,736 | | 8,890 |
| Total long-term debt | $ | 307,413 | $ | 101,917 |

a) **Series 2007-1 Notes**

On August 1, 2007, the Company completed the offering of $200 million in Senior Unsecured Notes ("Series 2007-1 Notes") bearing interest at 8.5% and maturing August 1, 2017. The Company has certain optional redemption rights with respect to the Series 2007-1 Notes. Prior to August 1, 2012, the Company may redeem up to 35% of the aggregate principal amount of the Series 2007-1 Notes at a redemption price of 108.5% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to August 1, 2012, the Company may redeem all or part of the Series 2007-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the Second Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated August 1, 2007) and accrued and unpaid interest to the redemption date. On or after August 1, 2012 and prior to maturity, the Company may redeem all or part of the Series 2007-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing August 1 in the applicable year: 2012 at 104.25%, 2013 at 103.1875%, 2014 at 102.125%, 2015 at 101.0625% and 2016 at 100%. The Unsecured Series 2007-1 Notes rank *pari passu* with the Unsecured Series 2006-1 Notes and the Bridge Facility (Note 9), which includes a first charge on the Company's property, plant and equipment. The Company used the net proceeds to repay a portion of the short-term borrowings outstanding under its Bridge Facility.

The fair market value of the Series 2007-1 Notes at October 31, 2007 was approximately $204 million, based upon the quoted market price.

b) **Series 2006-1 Notes**

On April 6, 2006, the Company completed the offering of $100 million in Senior Unsecured Notes ("Series 2006-1 Notes") bearing interest at 8% and maturing April 8, 2013. The Company has certain optional redemption rights with respect to the Series 2006-1 Notes. Prior to April 8, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Series 2006-1 Notes at a redemption price of 108% of their principal amount, plus accrued and unpaid interest, to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to April 8, 2009, the Company may redeem all or part of the Series 2006-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the First Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated April 6, 2006) and accrued and unpaid interest to the redemption date. On or after April 8, 2009 and prior to maturity, the Company may redeem all or part of the Series 2006-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing April 8 in the applicable year: 2009 at 104%, 2010 at 102%, 2011 at 101% and 2012 at 100%. The unsecured Series 2006-1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - **In thousands of Canadian dollars, except as noted**

Notes rank *pari passu* with the Bridge Facility (Note 9), which includes a first charge on the Company's property, plant and equipment.

The fair market value of the Series 2006-1 Notes at October 31, 2007 was approximately $101.3 million (2006 - $102.4 million) based upon the quoted market price.

**c) Members' Term Loans**

Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates that vary from 3.8% to 8.25% (2006 - 4% to 9%) and a weighted average interest rate of 5.1% (2006 - 6.4%) based on the face value of the debt instrument. The fair market value of members' term loans at October 31, 2007 was approximately $3.6 million (2006 - $5.4 million).

**d) Subsidiaries' and Proportionate Share of Joint Ventures' Debt**

On September 18, 2007, the Company repaid the term facility of its wholly-owned U.S. subsidiary, Demeter.

The subsidiaries' and the proportionate share of joint ventures' debts bear interest at variable rates. The weighted average interest rate of subsidiaries' and the proportionate share of joint ventures' debts is 5.7% (2006 - 5.2%) based on the face value of the debt instrument. The debts mature in 2007 to 2012. The debts are secured by certain assets and some are subject to meeting certain covenants. The fair market value at October 31, 2007 of subsidiaries' and the proportionate share of joint ventures' debts was approximately $12.6 million (2006 - $5.5 million).

**e) Scheduled Repayments of Long-Term Debt**

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years and thereafter:

| For the Years Ended October 31 | | Viterra | | Subsidiaries and Proportionate Share of Joint Ventures | | Total |
|---|---|---|---|---|---|---|
| 2008 | $ | 693 | $ | 3,043 | $ | 3,736 |
| 2009 | | 1,297 | | 2,346 | | 3,643 |
| 2010 | | 894 | | 1,014 | | 1,908 |
| 2011 | | 582 | | 1,002 | | 1,584 |
| 2012 | | 28 | | 250 | | 278 |
| Subsequent Years | | 300,000 | | - | | 300,000 |
| | $ | 303,494 | $ | 7,655 | $ | 311,149 |

## 11. OTHER LONG-TERM LIABILITIES

| As at | | October 31, 2007 | | July 31, 2006 |
|---|---|---|---|---|
| Asset retirement obligations (a) | $ | 13,071 | $ | 9,956 |
| Contributions in aid of construction (b) | | 6,308 | | 8,032 |
| Grain handling agreements | | 5,600 | | - |
| Stock-based compensation plans (Note 13) | | 12,758 | | 4,284 |
| Other future benefits (Note 14) | | 13,994 | | 5,701 |
| Pension (Note 14) | | 4,548 | | 3,653 |
| Loan loss provision (Note 24) | | - | | 3,808 |
| Other | | 3,976 | | 2,182 |
| | $ | 60,255 | $ | 37,616 |

**a) Asset retirement obligations**

In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by Westco management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At October 31, 2007, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $22.3 million (2006 - $13.2 million), which is expected to be settled over the 2008 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.15%.

**b) Contributions in aid of construction**
Contributions in aid of construction represent payments received from producers pursuant to grain storage licence agreements.

## 12. SHARE CAPITAL

**a) Common Voting Shares**
Authorized
Unlimited Common Voting Shares

The following table summarizes the Common Voting Shares for the 15-month period ended October 31, 2007 and 12-month period ended July 31, 2006:

| | Common Voting Shares | |
|---|---|---|
| | Number[1] | Amount |
| Balance, July 31, 2005 | 81,834,137 | $ 439,485 |
| Share issuance for cash | 8,416,627 | 63,275 |
| Balance, July 31, 2006 | 90,250,764 | 502,760 |
| Share issuance for cash | 113,905,586 | 920,083 |
| Balance, October 31, 2007 | 204,156,350 | $ 1,422,843 |

[1]Number of shares are not shown in thousands

**Share Issuance**

**2007**
The acquisition of the Limited Voting Common Shares of AU (Note 4) was substantially funded by net proceeds from four subscription receipt offerings, comprised of three public market bought deals and a private placement, generating gross proceeds of $920.1 million. The following table summarizes the subscription receipt offerings and proceeds:

| Subscription Receipt | Close Date | Number of Receipts[1] | Gross Proceeds | Underwriter Fees and Other Costs | Net Proceeds |
|---|---|---|---|---|---|
| Private Placement | February 15, 2007 | 15,753,086 | $ 125,048 | $ (2,697) | $ 122,351 |
| First Public Offering | February 15, 2007 | 14,202,500 | 115,040 | (5,572) | 109,468 |
| Second Public Offering | April 19, 2007 | 39,100,000 | 316,710 | (13,597) | 303,113 |
| Third Public Offering | May 3, 2007 | 44,850,000 | 363,285 | (15,399) | 347,886 |
| Total | | 113,905,586 | $ 920,083 | $ (37,265) | $ 882,818 |

[1] Number of receipts are not shown in thousands.

The 113,905,586 subscription receipts were exchanged into an equivalent number of common shares of the Company upon the take-up by the Company of the AU Limited Voting and Common Shares on May 29, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

In accordance with the capital nature of these transactions, underwriter fees and other costs of $25.2 million, net of taxes, were reflected as a charge to retained earnings in shareholders' equity.

## 13. STOCK-BASED COMPENSATION PLANS

The Company operates three active stock-based compensation plans: a Deferred Share Unit Plan ("DSU") for independent directors and a Restricted Share Unit Plan ("RSU") and a Performance share unit plan ("PSU") for designated executives. In addition the Company has a management stock option plan, which became inactive during fiscal 2004.

### a) Deferred Share Units

Under the Company's DSU plan, 40% of each director's annual retainer is paid in DSUs. A DSU is a notional unit that reflects the market value of a single common share of the Company. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held by the director. The directors were granted 95,856 DSUs during the 15-month period ended October 31, 2007 (2006 – 84,882). The Company recorded compensation costs related to outstanding DSUs of $1.6 million for the 15-month period ended October 31, 2007 (2006 - $0.6 million).

### b) Restricted Share Units

Under the Company's RSU Plan, each designated executive receives an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the 15-month period ended October 31, 2007, 63,762 RSUs were granted (2006 - 160,875). The Company recorded compensation costs related to outstanding RSUs of $1.1 million for the 15-month period ended October 31, 2007 (2006 - $0.4 million).

### c) Performance Share Units

Under the Company's PSU Plan, the Company provides each designated executive an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated executive with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participating executive remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As at October 31, 2007, 191,287 PSUs were held by the designated executive (2006 - 482,625). The Company recorded compensation costs related to outstanding PSUs of $7.1 million for the 15-month period ended October 31, 2007 (2006 - $1.6 million).

### d) Management Stock Option Plan

During fiscal 2004, this plan became inactive. Options previously granted under the Management Stock Option Plan were approved by the Board of Directors. To date, 187,475 shares have been allocated to the plan. Under this plan, options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

The expense related to stock options is based on the fair value of options vested in the period, and is determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 4.4% to 4.85%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 100%, and a weighted average expected option life of five years. For the 15-month period ended October 31, 2007 and the 12-month period ended July 31, 2006, a negligible amount was expensed as stock-based compensation related to stock options.

A continuity of the stock options is as follows:

| | For the 15 Months Ended October 31, 2007 | | For the 12 Months Ended July 31, 2006 | |
|---|---|---|---|---|
| | Number of Options [1] | Weighted Average Exercise Price [1] | Number of Options [1] | Weighted Average Exercise Price [1] |
| Outstanding, beginning of period | 88,424 | $ 84.45 | 89,957 | $ 84.86 |
| Granted | - | $ - | - | $ - |
| Exercised | - | $ - | - | $ - |
| Cancelled | (8,097) | $ 153.42 | (1,533) | $ 108.51 |
| Outstanding, end of period | 80,327 | $ 77.50 | 88,424 | $ 84.45 |
| Options exercisable, end of period | 80,327 | $ 77.50 | 81,353 | $ 90.42 |

[1] The exercise prices and number of options referred to above are not in thousands.

Of the 80,327 outstanding and exercisable stock options at October 31, 2007, 13.5% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At October 31, 2007, the Company's shares closed at $12.77.

The stock options have a variety of expiry dates and all are vested as at October 31, 2007.

## 14. EMPLOYEE FUTURE BENEFITS

### a) Defined Benefit Plans and Future Benefits

The Company, not including subsidiaries and affiliates, has three defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan (Hourly), Out of Scope Defined Benefit Pension Plan (OSDB), and Supplementary Executive Retirement Plan (SERP). The Company is on a contribution holiday for the Hourly and OSDB plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. The unfunded balance of the SERP at October 31, 2007 is $3.4 million (2006 - $3.4 million).

The Company's retirement allowance benefit is a closed benefit plan. Certain groups of the Company's employees are eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement.

AU maintains several defined benefit pension plans, all of which are closed benefit plans, with the exception of the Thunder Bay Hourly plan. These plans are based on years of service and final average salary. For one of AU's defined benefit plans, pension benefits may increase annually based on the performance of the fund.

During the period, with permission from the Office of the Superintendent of Financial Institutions ("OSFI"), AU harmonized the employee pension arrangements of certain pension plans and merged the assets of these same plans. Although the combination of the assets of two of the plans was still in progress at October 31, 2007, these plans are being treated as if they were fully merged at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

AU also provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement.

Two wholly owned subsidiaries each have a defined benefit plan with an aggregate deficit of $1.7 million.

Total consolidated company cash payments for employee future benefits for the 15-month period ended October 31, 2007 were $3.8 million (2006 - $0.6 million), consisting of cash contributed to its funded pension plans and cash payments directly to beneficiaries for other future benefits.

The consolidated information presented for 2007 in the table below is based on actuarial valuation results as of December 31, 2006, with extrapolations to October 31, 2007 for the Company plans, and actuarial valuation results of December 31, 2005, with extrapolations to October 31, 2007 for AU plans. Consolidated information presented for 2006 is based on actuarial valuation results as of December 31, 2004, with extrapolations to July 31, 2006 for the Company plans. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on October 31, 2007 and July 31, 2006. The effective date of the next required actuarial valuation is December 31, 2009 for Company plans and December 31, 2008 for AU plans.

| | Pension Benefit Plans | | Other Future Benefits | |
|---|---|---|---|---|
| As at | October 31, 2007 | July 31, 2006 | October 31, 2007 | July 31, 2006 |
| **Plan Assets** | | | | |
| Fair value, beginning of period | $ 286,931 | $ 272,857 | $ - | $ - |
| Fair value of assets added May 29, 2007 | 141,905 | - | | |
| Actual return on plan assets | 44,232 | 30,133 | - | - |
| Employer contributions | 979 | 558 | 2,793 | 313 |
| Employees' contributions | 387 | 262 | - | - |
| Benefits paid | (25,941) | (16,879) | (2,793) | (313) |
| Fair value, end of period | 448,493 | 286,931 | - | - |
| | | | | |
| **Accrued Benefit Obligation** | | | | |
| Balance, beginning of period | 198,534 | 208,558 | 4,614 | 5,020 |
| Obligations added May 29, 2007 | 129,404 | - | 9,733 | - |
| Current service cost | 2,299 | 1,693 | 274 | 160 |
| Interest cost | 16,615 | 11,033 | 532 | 254 |
| Benefits paid | (25,941) | (16,879) | (2,793) | (313) |
| Actuarial loss (gain) | (5,828) | (5,871) | (140) | (507) |
| Balance, end of period | 315,083 | 198,534 | 12,220 | 4,614 |
| | | | | |
| Funded status - plan surplus (deficit) | 133,410 | 88,397 | (12,220) | (4,614) |
| Unamortized net actuarial gain | (56,902) | (34,869) | (1,774) | (1,087) |
| Accrued benefit asset (liability) | 76,508 | 53,528 | (13,994) | (5,701) |
| Valuation allowance | (53,002) | (47,786) | - | - |
| Consolidated accrued benefit asset (liability), net of valuation allowance | $ 23,506 | $ 5,742 | $ (13,994) | $ (5,701) |

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

| | Pension Benefit Plans | | Other Future Benefits | |
|---|---|---|---|---|
| As at | October 31, 2007 | July 31, 2006 | October 31, 2007 | July 31, 2006 |
| Other long-term assets (Note 8) | $ 28,054 | $ 9,395 | $ - | $ - |
| Other long-term liabilities (Note 11) | (4,548) | (3,653) | (13,994) | (5,701) |
| Consolidated accrued benefit asset (liability), net of valuation allowance | $ 23,506 | $ 5,742 | $ (13,994) | $ (5,701) |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

The percentage of plan assets by major category is:

| | Pension Benefit Plans | |
|---|---|---|
| As at | October 31, 2007 | July 31, 2006 |
| Canadian Equities | 25% | 31% |
| Global Equities | 24% | 32% |
| Bonds | 26% | 30% |
| Other | 25% | 7% |
| | 100% | 100% |

The significant weighted average actuarial assumptions adopted in measuring the Company's accrued benefit assets are as follows:

| | Pension Benefit Plans | | Other Future Benefits | |
|---|---|---|---|---|
| As at | October 31, 2007 | July 31, 2006 | October 31, 2007 | July 31, 2006 |
| Discount rate (Accrued Benefit Obligation) | 5.70% | 5.80% | 5.70% | 5.8% |
| May 29, 2007 discount rate - AU | 5.25% | - | 5.5% | - |
| Expected long-term rate of return on plan assets | 6.40% | 6.50% | - | - |
| Rate of compensation increase | 3.90% | 3.50% | 3.75% | 3.25 |
| Average remaining service period – years | 4 - 12 | 3 - 12 | 3 - 13 | 2 - 7 |
| Assumed health care cost trend rates* | - | - | 7 - 13% | - |

*The health care cost trend rate varies depending on the employee group being valued and will decline by 1.00% per year to an ultimate increase rate of 3.0%.

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2007:

| | Increase | Decrease |
|---|---|---|
| Interest cost | $ 5 | $ (5) |
| Accrued benefit obligation | $ 299 | $ (270) |

Net benefit expense (income) is comprised of:

| | Pension Benefit Plans | | Other Future Benefits | |
|---|---|---|---|---|
| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
| Actual return on plan assets | $ (44,232) | $ (30,133) | $ - | $ - |
| Difference between actual and expected return on plan assets | 17,963 | 12,939 | - | - |
| Expected return on plan assets | (26,269) | (17,194) | - | - |
| Current service cost | 1,912 | 1,431 | 274 | 160 |
| Interest cost | 16,615 | 11,033 | 532 | 254 |
| Amortization of net actuarial (gain) loss | (1,758) | 104 | 547 | (80) |
| Valuation allowance provided against accrued benefit asset | 5,216 | 968 | - | - |
| | (4,284) | (3,658) | 1,353 | 334 |
| Net benefit expense of proportionately consolidated companies | - | (10) | - | - |
| Net benefit expense (income) | $ (4,284) | $ (3,668) | $ 1,353 | $ 334 |

**b) Defined Contribution Plans**

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including four multi-employer plans. The Company's total consolidated defined contribution plan expense for the 15-month period ended October 31, 2007, is $7.2 million (2006 - $3.8 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - **In thousands of Canadian dollars, except as noted**

One of the plans that the Company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan, a closed negotiated cost plan that provides defined benefits on the basis of fixed contributions, negotiated between the Company and the Grain Services Union (GSU), to approximately 1,200 former employees and 500 active employees. Since the cost is negotiated, the Company accounts for this Plan as a defined contribution plan; however, it must be valued for regulatory purposes as a defined benefit plan. The Plan is administered by a board of trustees (the "Trustees"), three of whom are appointed by the Company and three of whom are appointed by the GSU. The Trustees have limited powers to amend the Plan without agreement of the GSU and the Company.

On September 22, 2005, OSFI expressed concern about the solvency of the Plan and based on its own financial tests, ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind up.

A formal actuarial valuation on the Plan as at December 31, 2005 was filed with OSFI in June 2006. The report indicated a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million. Pension regulations require the solvency deficiency as at December 31, 2005 to be addressed over a five-year period through equal quarterly instalments plus interest. With a $38.8 million solvency deficiency, additional contributions (deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.

The Plan cannot be wound up or amended to address the solvency issue without the agreement of the Company and the GSU. In written correspondence in March and April 2006, OSFI indicated it was the duty of the GSU and the Company to act in good faith to restore the solvency of the Plan and pointed out that the Pension Benefits Standards Act does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans, OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund.

On October 26, 2006, OSFI notified the Company of its intention to direct the Company to make deficiency payments as they fall due and all overdue payments.

On November 20, 2006, after reviewing submissions from the Company and the GSU, OSFI issued a Direction requiring the Company to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. The Company sought judicial review of the Direction and an order to terminate the Plan in the Federal Court of Canada. The Company's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which requires Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated.

In August 2007 a formal actuarial report on the Plan as at December 31, 2006 was filed with OSFI. The report indicates a solvency deficiency of $23.3 million and a going concern surplus of $17.5 million. Based on the December 31, 2006 valuation, the quarterly installment relating to the solvency deficiency would be reduced from $2.2 million to $1 million a quarter commencing in 2007 or until the termination of the plan.

In October 2007 in accordance with an agreement with OSFI, the Company set aside $12 million in a trust and agreed to set aside future quarterly solvency instalments pending resolution of the court proceedings.

On November 23, 2007, the Company entered into a settlement agreement with the GSU executive (and acceptable to OSFI), that resulted in adjournment of the court proceedings, pending ratification of the settlement by Union membership. Under the settlement the Company will withdraw its court application and assume financial responsibility for funding all shortfalls in exchange for the right to manage the Plan, including the sole right to choose Plan investments, terminate the Plan or amend the Plan provided no amendment reduces accrued benefits or rights to benefits. The proposal also results in Plan members ceasing future

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

accruals under the Plan and moving to a defined contribution arrangement by July 2008. Upon ratification of the settlement, monies set aside by the Company in trust will be transferred to the Plan fund and Viterra will begin making quarterly instalments of approximately $1 million to retire the remaining deficit.

In fiscal 2006, the Company recorded a charge of $15 million in connection with potential obligations with respect to the Plan. In the second quarter of fiscal 2007, the Company recorded an additional charge of $5 million to reflect the best estimate of the minimum cost to the Company of resolving the dispute. While it is uncertain as to the manner in which this matter will be ultimately resolved, in the opinion of management, it is likely that the minimum cost to the Company will be $20 million. There is a continuing risk that the Company may ultimately be held responsible for an increase in contributions beyond this $20 million provision.

## 15. CURRENCY TRANSLATION

The currency translation account reflects the net changes in the respective book values of the Company's investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition. The Company acquired investments in self-sustaining foreign operations through its acquisition of AU (Note 4).

The changes in this account arise from changes in the U.S. currency relative to the Canadian currency and changes in the Company's net investment in the book values of international operations. Changes in the account were as follows:

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Balance at the beginning of the period | $ - | $ - |
| Translation of self-sustaining foreign operations | 1,029 | - |
| Balance at the end of the period | $ 1,029 | $ - |

## 16. FINANCING EXPENSES

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Interest on: | | |
| Long-term debt | $ 17,329 | $ 17,170 |
| Short-term debt | 14,658 | 332 |
| Bridge financing expenses | 5,573 | - |
| Securitization expenses | 511 | - |
| CWB carrying charge recovery | (4,689) | (1,310) |
| | 33,382 | 16,192 |
| Interest accretion | - | 1,862 |
| Amortization of deferred financing costs | 2,796 | 1,690 |
| Expenses associated with the redemption of Senior Subordinated Notes: | | |
| Adjustment of carrying value to face value | - | 8,209 |
| Early repayment premium | - | 3,000 |
| | $ 36,178 | $ 30,953 |

## 17. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation.

Total sales to related parties were $7.8 million (2006 - $3.4 million). As at October 31, 2007, accounts receivable from related parties totalled $11.6 million (2006 - $3.4 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

## 18. CORPORATE TAXES

a) The provision for corporate income taxes consists of:

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Current | $ 2,617 | $ 1,726 |
| Future | 55,218 | 12,595 |
| | $ 57,835 | $ 14,321 |

b) The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Earnings from before corporate taxes | $ 163,902 | $ 7,477 |
| Effective federal and provincial tax rate | 34.3% | 36.0% |
| Pre-tax accounting income at statutory income tax rate | $ 56,218 | $ 2,691 |
| Change in effective tax rate on future income taxes | 302 | 11,834 |
| Items not deductible (taxable) for income tax purposes | 2,256 | (468) |
| Non-taxable portion of capital gain | (1,602) | - |
| Tax-paid equity earnings | 446 | - |
| Federal large corporation's tax | - | 295 |
| Other | 215 | (31) |
| | $ 57,835 | $ 14,321 |

c) Income taxes allocated to future years are comprised of the following:

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Future income tax assets: | | |
| Undepreciated capital cost in excess of net book value | $ - | $ 71,543 |
| Losses available for carryforward | 91,247 | 55,235 |
| Refinancing and restructuring costs not deducted for tax | 25,450 | 5,267 |
| Accrued expenses not currently deductible for tax | 41,776 | 9,542 |
| Research and development costs not deducted for tax | 4,398 | 3,124 |
| Reclamation costs not deducted for tax | 9,115 | 2,570 |
| Other | 1,479 | - |
| Sub total | 173,465 | 147,281 |
| Valuation allowance[1] | (7,800) | (39,839) |
| Total future income tax assets | $ 165,665 | $ 107,442 |

[1] The valuation allowance represents management's best estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Included in the $165.7 million future income tax asset (2006 - $107.4 million) is an adjustment of $5.9 million (2006 - $18 million) made directly to retained earnings and an adjustment of $21.0 million (2006 – nil) made directly to goodwill for a decrease in the future income tax assets' valuation allowance (see note 4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

| As at | | October 31, 2007 | | July 31, 2006 |
|---|---|---|---|---|
| Future income tax liabilities: | | | | |
| Net book value in excess of undepreciated capital cost | $ | 196,880 | $ | 4,888 |
| Deferred charges currently deductible for tax | | 8,136 | | - |
| Other | | 2,884 | | 1,265 |
| Total future income tax liabilities | $ | 207,900 | $ | 6,153 |
| Net future income tax asset (liability) | | (42,235) | | 101,289 |
| | | | | |
| Classified in the Consolidated Financial Statements as: | | | | |
| Current future income tax assets | $ | 70,116 | $ | 772 |
| Long-term future income tax assets | | 255 | | 102,551 |
| Long-term future income tax liabilities | | (112,606) | | (2,034) |
| | $ | (42,235) | $ | 101,289 |

d) The expiry dates associated with the losses available for carryforward are:

| | | |
|---|---|---|
| 2008 | $ | 91,162 |
| 2009 | | 130,699 |
| 2012-2013 | | 63,375 |
| | $ | 285,236 |

e) The company has unrecognized federal and provincial investment tax credits totalling approximately $18.7 million available to reduce income taxes payable in future years. These credits have not been recognized as assets on the Company's balance sheet as it cannot be determined that the realization of these credits prior to expiry is reasonably assured. These tax credits expire in varying amounts between 2008 and 2016.

## 19. GAIN ON DISPOSAL OF ASSETS

On August 28, 2007, Intercontinental Exchange Inc. ("ICE") and WCE Holdings Inc., the parent company of Winnipeg Commodity Exchange Inc., announced the closing of ICE's acquisition of WCE Holdings Inc. Based on the purchase price for the transaction of $77.59 per WCE Holdings Inc. common share, the Company recorded a gain on disposal of $4.7 million. The remaining gain on sale of assets of $30.6 million is primarily associated with the sale of the Vancouver Port Terminal (Note 4).

## 20. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

**Risk Management**

The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board.

a) **Commodity Price Risk**

The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs.

b) **Foreign Exchange Risk**

The Company also uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. As outlined in Note 2n(i), certain areas of the Company not related to the handling and marketing of grain follow the hedge accounting guidance in the CICA's AcG-13, whereby

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

the gains, losses, revenues and expenses associated with the hedged item and the hedging instrument are recognized in income in the same period. In the remaining areas of the Company, forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

The terms of the forward foreign exchange contracts listed below are for up to three years and include the Company's proportionate share of joint venture contracts:

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Notional U.S. dollars sold | $ 486,345 | $ 137,443 |
| Notional Euros sold | € 8,992 | € 2,674 |
| Notional Pounds sold | £ 73 | £ - |
| Canadian equivalent | $ 527,239 | $ 164,853 |
| Fair value | $ 471,605 | $ 157,940 |
| Unrealized gain | $ 55,634 | $ 6,913 |
| Average foreign exchange rate | $ 1.0642 | $ 1.1765 |

Of the $55.6 million unrealized gain at October 31, 2007, approximately $42.8 million is recognized in these financial statements (2006 - $0.1 million). The remainder will be recognized on a basis consistent with the recognition of the underlying hedged transaction.

**c) Interest Rate Risk**

The Company is exposed to interest rate risk on long-term debt (Note 10), however, this risk is considered low and there are no financial contracts in place to offset interest rate risk.

**d) Cash Flow Risk**

The Company is exposed to future cash flow risk in its unsecured long-term debt. The Company's subsidiaries and joint ventures are also exposed to future cash flow risk in their long-term debt, which is secured by certain assets and subject to certain covenants. If secured assets are sold or certain covenants are not fulfilled, there is a requirement by the Company's subsidiaries and joint ventures to provide partial redemption of the associated long-term debt.

**e) Credit Risk**

The Company is exposed to credit risk from customers in all the business segments. In the Grain Handling and Marketing segment, a significant amount is receivable from the CWB or is secured by letters of credit or documentary collections. Under Viterra Financial™ and Unifeed Financial®, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification losses incurred on certain accounts receivable. The customer base in all other segments is diverse, which minimizes significant concentration of credit risk. Credit risk is limited due to the large number of customers in differing industries and geographic areas.

The Company is exposed to credit loss in the event of non-performance by counterparties to the derivative financial instruments but does not anticipate non-performance by these counterparties. All counterparties are highly rated financial institutions.

**Fair Value**

The carrying value of long-term debt that bears interest at variable rates approximates fair value (see Note 10d). The fair value of long-term debt that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available.

The carrying value of other financial instruments, cash, cash in trust, short-term investments, accounts receivable, bank indebtedness, short-term borrowings, members' demand loans, accounts payable and accrued liabilities approximate fair value due to the short period to maturity or redeemable nature.

The fair value of derivative financial instruments, consisting of foreign exchange contracts, reflects the estimated amounts that the Company, its subsidiaries and its proportionate share of the joint ventures would receive or pay to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

settle the contracts at the reporting date. However, this does not represent the total gain or loss to the Company, its subsidiaries or its proportionate share of the joint ventures as the hedged position is matched to certain of the related assets or liabilities.

**Foreign Exchange Gains and Losses**
Foreign exchange gains of $2 million are included in Sales and Other Operating Revenues for the 15-month period ended October 31, 2007 (2006 - $0.8 million gain).

## 21. INTERESTS IN JOINT VENTURES

The following summarizes the Company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Current assets | $ 23,318 | $ 65,438 |
| Long-term assets | $ 18,291 | $ 39,694 |
| Current liabilities | $ 15,916 | $ 22,857 |
| Long-term liabilities | $ 2,257 | $ 12,486 |

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Revenue | $ 188,417 | $ 258,521 |
| Expenses | $ 172,928 | $ 246,321 |
| Net earnings | $ 15,489 | $ 12,200 |
| | | |
| Cash from operating activities | $ 5,537 | $ 910 |
| Cash used in financing activities | $ (39,324) | $ (22,193) |
| Cash used in investing activities | $ 8,198 | $ (3,398) |

The pre-tax earnings of certain joint ventures are taxed at the owner level therefore the associated corporate tax expense is not included in expenses or earnings of the joint venture.

## 22. SEGMENTED INFORMATION

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services include export sales of $1.3 billion (2006 - $381 million).

The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

The following information is from continuing operations:

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Sales and Other Operating Revenues | | |
| Grain Handling and Marketing | $ 2,537,106 | $ 927,580 |
| Agri-products | 983,449 | 538,984 |
| Agri-food Processing | 203,209 | 122,253 |
| Livestock Feed and Services | 181,959 | - |
| Financial Products | 5,579 | - |
| | 3,911,302 | 1,588,817 |
| Less: Intersegment Sales | 35,486 | 13,161 |
| | $ 3,875,816 | $ 1,575,656 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| **Intersegment Sales** | | |
| Grain Handling and Marketing | $ 35,772 | $ 12,984 |
| Agri-food Processing | (286) | 177 |
| | $ 35,486 | $ 13,161 |
| **Gross Profit and Net Revenues from Services** | | |
| Grain Handling and Marketing | $ 348,631 | $ 159,022 |
| Agri-products | 225,206 | 77,104 |
| Agri-food Processing | 30,189 | 24,029 |
| Livestock Feed and Services | 25,788 | - |
| Financial Products | 6,227 | - |
| | $ 636,041 | $ 260,155 |
| **Operating, General and Administrative Expenses** | | |
| Grain Handling and Marketing | $ (174,192) | $ (95,450) |
| Agri-products | (105,445) | (48,040) |
| Agri-food Processing | (8,867) | (5,691) |
| Livestock Feed and Services | (20,329) | - |
| Financial Products | (2,332) | - |
| Corporate | (64,663) | (33,089) |
| | $ (375,828) | $ (182,270) |
| **EBITDA[1]** | | |
| Grain Handling and Marketing | $ 174,439 | $ 63,572 |
| Agri-products | 119,761 | 29,064 |
| Agri-food Processing | 21,322 | 18,338 |
| Livestock Feed and Services | 5,459 | - |
| Financial Products | 3,895 | - |
| Corporate | (64,663) | (33,089) |
| | $ 260,213 | $ 77,885 |

[1] EBITDA – Earnings from continuing operations before interest, taxes, depreciation and amortization, gain on disposal of assets, integration expenses and provision for pension settlement

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| **Amortization** | | |
| Grain Handling and Marketing | $ (30,259) | $ (11,579) |
| Agri-products | (28,341) | (11,017) |
| Agri-food Processing | (7,727) | (5,131) |
| Livestock Feed and Services | (3,889) | - |
| Financial Products | (175) | - |
| | $ (70,391) | $ (27,727) |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| EBIT[2] | | |
| Grain Handling and Marketing | $ 144,180 | $ 51,993 |
| Agri-products | 91,420 | 18,047 |
| Agri-food Processing | 13,595 | 13,207 |
| Livestock Feed and Services | 1,570 | - |
| Financial Products | 3,720 | - |
| Corporate | (64,663) | (33,089) |
| | $ 189,822 | $ 50,158 |

[2] EBIT – earnings from continuing operations before interest, taxes, gain on disposal of assets, integration expenses and provision for pension settlement

| | 15 Months Ended October 31, 2007 | 12 Months Ended July 31, 2006 |
|---|---|---|
| Capital Expenditures | | |
| Grain Handling and Marketing | $ 106,539 | $ 17,262 |
| Agri-products | 8,206 | 5,739 |
| Agri-food Processing | 12,510 | 6,984 |
| Livestock Feed and Services | - | - |
| Financial Products | - | - |
| | $ 127,255 | $ 29,985 |

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Assets | | |
| Grain Handling and Marketing[3] | $ 1,467,609 | $ 305,458 |
| Agri-products | 953,649 | 173,573 |
| Agri-food Processing | 109,552 | 91,076 |
| Livestock Feed and Services[3] | 199,731 | - |
| Financial Products | 82,361 | - |
| Corporate | 210,166 | 203,923 |
| | $ 3,023,068 | $ 774,030 |

[3] Includes assets of foreign operations of $59.8 million

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Goodwill | | |
| Grain Handling and Marketing | $ 35,821 | $ - |
| Agri-products | 187,036 | - |
| Agri-food Processing | - | - |
| Livestock Feed and Services | 7,531 | - |
| Financial Products | 66,355 | - |
| | $ 296,743 | $ - |

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Intangible Assets | | |
| Grain Handling and Marketing | $ - | $ - |
| Agri-products | 17,058 | - |
| Agri-food Processing | - | - |
| Livestock Feed and Services[4] | 2,552 | - |
| Financial Products | 665 | - |
| | $ 20,275 | $ - |

[4] Includes intangible assets of foreign operations of $2.6 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

| As at | | | October 31, 2007 | July 31, 2006 |
|---|---|---|---|---|
| | Producer Due Date - January 31 | Company Reimbursement Date - December 31 | Producer Balance Outstanding | Producer Balance Outstanding |
| 2005 loan program | 2006 | 2006 | $ - | $ 6,047 |
| 2006 loan program | 2007 | 2007 | 1,346 | 182,315 |
| 2007 loan program | 2008 | * | 191,139 | - |
| | | | $ 192,485 | $ 188,362 |

| As at | October 31, 2007 | July 31, 2006 |
|---|---|---|
| Total Company provision, net of loan loss share | $ 1,808 | $ 3,251 |
| Net portion due within one year | (1,808) | (969) |
| Long-term portion, net of loan loss share | $ - | $ 2,282 |

*Effective January 31, 2008, the Company will terminate the loan program agreement with the financial institution.

Under a sales program, the Company shares in loan losses on a 50/50 basis with a financial institution. At October 31, 2007, the maximum exposure was $0.8 million. The Company does not expect to incur any significant losses on this program and has accrued no obligation.

**d) Indemnification of Accounts Receivable**

Viterra Financial™- the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2007, Viterra had provided $4.9 million for actual and expected future losses.

Unifeed Financial® - AU has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2007, AU has provided $0.4 million for actual and expected future losses.

**e) Loan Guarantees**

AU is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2007, the current outstanding balance of these guarantees is $3 million. These guarantees diminish as the underlying loans are repaid and expire between 2009 and 2014.

AU is contingently liable under two guarantees given to two third-party lenders who have provided certain financing facilities to its wholly-owned foreign subsidiaries. As at October 31, 2007, the maximum amounts of the guarantees are U.S. $150,000 and JPY 2 billion, or approximately $16.6 million in aggregate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - In thousands of Canadian dollars, except as noted

The Company has provided guarantees to a finance company related to equipment leases and fertilizer bins entered into by producers. As of October 31, 2007, the outstanding balance was $0.2 million (2006 - $0.5 million). Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

f) **Pension Plan Contingency**
Funding of the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (Note 14b).

g) **Director and Officer Indemnification**
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

h) **Other Indemnification Provisions**
From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

i) **Other Contingencies**
As at October 31, 2007, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

## 25. SUBSEQUENT EVENTS

Effective November 1, 2007, AU and Pacific Elevator Limited were amalgamated with Saskatchewan Wheat Pool Inc.

On November 23, 2007, the Company entered into a settlement agreement with the GSU executive. See note 14 b).

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 became substantively enacted. As a result, the Company will be required to re-measure its future income tax assets and liabilities using the reduced rates applicable for 2008 and subsequent years. The Company is currently assessing the impact of these rate reductions and estimates that it will record an income tax recovery of approximately $12.6 million in the first quarter of fiscal 2008.

## 26. COMPARATIVE AMOUNTS

Certain prior period amounts have been reclassified in order to conform to the financial statement presentation adopted in the current year.

# Management's Discussion and Analysis

## 1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra (the operating name and trademark of Saskatchewan Wheat Pool Inc. and referred to herein as Viterra or the "Company") as of January 18, 2008. A number of factors have influenced management's presentation and discussion of results in this report.

- Effective May 29, 2007, the Company acquired Agricore United ("AU"), a major competitor and the largest Canadian agri-business in terms of market share. As a result, the discussion of comparative financial statements requires additional disclosure to support shareholders' understanding of the underlying performance of the business.

- On July 30, 2007, Viterra announced a change in its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Consolidated Financial Statements for fiscal 2007 reflect a 15-month year (the "Transition Year" from August 1, 2006 to October 31, 2007). These Consolidated Financial Statements include the results of Saskatchewan Wheat Pool Inc. (the "Pool") for the entire reporting period and the results of AU from May 29, 2007 to October 31, 2007. Under Generally Accepted Accounting Principles ("GAAP"), the financial results for AU can only be reported commencing from the acquisition date of May 29, 2007.

- Based on GAAP, the comparative fiscal 2006 financial statements must reflect the 12-month performance of Saskatchewan Wheat Pool for the period August 1, 2005 to July 31, 2006 and must exclude the results of AU.

- This MD&A includes key financial statement information for the 15 months ended October 31, 2007 compared to the 12-month results of the acquiring company to July 31, 2007.

- To supplement this information, unaudited financial results for the trailing twelve months ended October 31, 2007 (which includes the consolidated results of AU for the five months ended October 31, 2007), compared to the 12-month period ended October 31, 2006 (Pool only), have also been included.

- Management will focus its discussion on the comparative trailing 12-month periods and the related quarters ended October 31, 2007 and 2006, respectively. Management believes this analysis is more relevant to readers and will assist in their understanding of the future financial performance and the seasonality inherent in Viterra's core business.

## 2. COMPANY OVERVIEW

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world.

As described in more detail in Note 4 of the Consolidated Financial Statements and in Section 11 herein, on May 29, 2007, the Company acquired effective control of AU, one of Canada's leading agri-businesses, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S.") and Japan. The acquisition resulted in the Company achieving a stronger and more diversified presence amid the growing demands of a highly competitive marketplace, while creating the scale and scope of operations to enhance its western Canadian position in the global environment. The combination provided a number of benefits, including

- Strong geographic representation and diversification in each of the Prairie provinces to reduce the risk of adverse weather conditions that can affect crop quality, production volumes and agri-product sales in any one region. The Company's resulting grain handling market share has grown from 24% (based on elevator receipts of the six major grains) to approximately 42% and it now operates approximately one-third of Western Canada's agri-product retail locations compared to just over 10% prior to the acquisition.
- The ability to deploy assets to maximize returns by significantly improving the overall efficiency of grain flow from the Prairies to export position. The Pool, prior to the acquisition, operated approximately 35% of the industry's 100-car loading capacity. As a result of the acquisition, it now operates 44% of the industry's 100-car capacity. In addition, 84% of the Company's storage capacity on the Prairies can load 50- and 100-car trains, a significant competitive advantage and one that attracts financial incentives from the railways.
- Improved access to the important Asian Pacific market. The Company now has access to 8 million metric tonnes ("MMT") of export throughput capacity at the Port of Vancouver, compared to approximately 3 million tonnes prior to the acquisition.
- The establishment of a lower cost service model through the achievement of significant efficiencies, including estimated synergies of $92 million per annum.
- A more diversified earnings base with the addition of AU's Livestock Feed and Services and Financial Products segments which complement the Company's value-added food processing capabilities through Can-Oat Milling ("Can-Oat") and Prairie Malt Limited ("Prairie Malt").
- Stronger earnings and cash flow potential. The Company generated net earnings of $0.5 million and cash flow provided by operations of $53.7 million for the 12 months ended July 31, 2006. For the 12 months ended October 31, 2007, the Company's net earnings were $111.2 million and its cash flow provided by operations was $203.9 million.
- Enhanced liquidity and improved access to the capital markets. The Company's market capitalization has grown from approximately $700 million at July 31, 2006 to approximately $2.7 billion today.

Representing the agri-food pipeline, the Company's operations are diversified into the following five business segments:

| Agri-Products | Grain Handling and Marketing | Agri-Food Processing | Livestock Feed and Services | Financial Products |
|---|---|---|---|---|
| • Manufacturing, distributing and retailing crop inputs and supplies to producers, including seed, chemical, fertilizer and equipment<br>• 100% ownership Western Canadian Fertilizers Limited ("Westco")<br>• 34% ownership Canadian Fertilizer Limited<br>• Research and development ("R&D")<br>• 45.2% ownership Interprovincial Cooperative Limited | • Contracting, marketing and transporting grain from Western Canada producers to consumptive customers<br>• Providing value-added services to producers, including cleaning, drying, blending and storage of grain | • Further manufacturing of bulk grains<br>• 100% ownership Can-Oat Milling<br>• 42.4% ownership Prairie Malt Limited | • Livestock feed manufacturing with 7 feed mills and 2 pre-mix sites in Western Canada<br>• 3 feed mill locations in South Central U.S. operated by Unifeed Hi-Pro Inc.<br>• 31.4% ownership Puratone Corporation | • Provides credit services to customers of the Agri-Products and Livestock services segments through Canadian financial institutions |

Following the acquisition of AU, on August 30, 2007, the Company commenced using the operating name Viterra and will be seeking shareholder approval to formally change the name to Viterra Inc. at its next annual meeting of shareholders, scheduled for March 2008.

With the recent change in the Company's operating name, the Company's shares now trade on the Toronto Stock Exchange ("TSX") under the symbol "VT" (formerly "SWP").

## 3. BUSINESS MODEL

Viterra's business model is designed to optimize its position in the agri-food pipeline by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the value-added pipeline.

Viterra's Integrated Pipeline



Research & Development
Agri-Products
Grain Handling
Marketing & Transportation
Logistics
Export Shipping
Value-Added Businesses
Destination Customers
Alliance and Supply Agreements in place throughout the chain


Viterra's relationship with farmers across Western Canada is extremely important given that they are both the primary customer and suppliers of products. The Company provides farmers with agronomic and planning advice and other services at the beginning of the crop cycle and delivers customized agricultural solutions aimed at ensuring that high-quality, high-yielding crops are available to meet demands in the international marketplace.

Viterra sells a wide variety of agri-products such as proprietary and public seed varieties, along with fertilizer, crop protection products, and small agricultural equipment. By bundling agri-products with production contracts, trucking premiums, financing options and targeted marketing programs, Viterra attracts grain into its high throughput grain handling network on the Prairies, where the product is cleaned, blended and dried before it is sold to the domestic or export market. Viterra markets the grain direct to end-use customers through its commodity merchandisers or the Canadian Wheat Board ("CWB"), and the products are shipped from the Prairies either by truck or by rail to various markets. Viterra manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For the international marketplace, the product normally moves through one of Viterra's port terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission ("CGC") to ensure it meets the quality specifications demanded by the international marketplace.

Viterra's commodities can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from Viterra's oat processor, Can-Oat, or traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the pipeline to the consumer. Value-added feed processing activities through the Company's livestock feed and services group provides feed products, nutritional support, financing, swine marketing and other related services to livestock producers in Canada and the U.S.

Each of the Company's segments is discussed in more detail below.

### 3.1 Agri-Products

Viterra's Agri-Products segment operates a network of 276 retail locations throughout Western Canada, and which are geographically distributed throughout the growing regions in the Prairies. The Company is involved in the specialized storage and sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment such as storage bins. All facilities offer a variety of agronomic services, including seed, soil and moisture testing. Viterra's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

**Viterra Agri-Products Retail Outlets**

by Province*


ALBERTA/
BRITISH COLUMBIA
81 outlets
29%
51%
SASKATCHEWAN
142 outlets
MANITOBA
53 outlets

*Source: Viterra Company Reports

**Seeded Acreage**

by Province**


MANITOBA 8.2M acres
13.4%
ALBERTA/BRITISH COLUMBIA
17.8M acres
29.2%
57.4%
SASKATCHEWAN
35.0M acres

**Source: Statistics Canada Field Crop Reporting Series 2, April 24, 2007

Viterra's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola, designed to thrive in Western Canada's diverse climate. Viterra contracts with Prairie growers to produce the seed and, through its retail network, sells proprietary seed varieties and certified seed such as Proven Seed[A] ("Proven"), which offers improved yield potential and other value-added traits. Viterra also sells third-party varieties provided through suppliers such as Bayer CropScience, Dow AgroSciences, Pioneer Hi-Bred and Monsanto.

With the acquisition of AU, Viterra is now the sole owner of Western Cooperative Fertilizers Limited ("Westco"). Headquartered in Calgary, Alberta, Westco is a fertilizer wholesaler and manufacturer and a significant contributor to this segment's sales and earnings stream. Westco holds a 34% investment in Canadian Fertilizers Limited, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of the production capacity of approximately 1.4 MMT with production split equally between granular urea and anhydrous ammonia.

Viterra also holds a 45.2% investment in Interprovincial Cooperative Limited, an important supplier and manufacturer of crop protection products in Canada.

### 3.1.1 Agri-Products Market Environment

The competitive landscape in Western Canada is a mature market and highly fragmented, made up of more than 240 competitors servicing about 917 locations throughout the region. Independent retailers collectively comprise about 30% of the market, in addition to a number of major grain handlers that sell seed, fertilizer, crop protection and small agricultural equipment. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and, since 1999, the overall market

[A] PROVEN SEED™ is a trademark of Saskatchewan Wheat Pool Inc., operating as Viterra.

(excluding equipment sales) has grown from about $2.6 billion in sales to about $3.5 billion today.

**Industry Sales by Province – Agri-Products**

(in $ billions)


MANITOBA
$0.8 billion
SASKATCHEWAN
$1.5 billion
ALBERTA
$1.2 billion

Source: Statistics Canada: Farm Operating Expenses and Depreciation Charges, November 2007

The growth in sales has been driven by a combination of increased consumption resulting from the development of new seed technologies and varieties, escalating prices resulting from supplier consolidation (increased supplier power) and external factors such as rising fertilizer prices.

New seed and seeding technologies, together with less summerfallowed acres, price escalation, the development of new crop protection products that address long-term plant disease issues, and shifts in crop mix from grains to oilseed and special crop commodities have all influenced the growth in the seed market. With the evolution that drove growth in the seed market slowing, future real growth in the overall market is expected to track inflation.

**Seeded Acreage – Western Canada**

(in millions of acres)


Total
All Wheat
Coarse Grains
Oilseeds
Special Crops
70
60
50
40
30
20
10
0
Five Year Average
2003
2004
2005
2006
2007
2008 Estimate

Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 7 - 2003 to 2008 data

The most dramatic sales growth has been in fertilizer, although this increase has primarily been a result of rising prices. While fertilizer pricing has historically been driven by natural gas prices, supply and demand was a major factor contributing to rising prices in the most recent year. High fertilizer demand in 2007, a result of increasing corn production in the U.S.

and high commodity prices, contributed to record pricing even though natural gas prices were lower compared to the prior year. As noted in the discussion on segment performance in Section 7, this created significant margin appreciation relative to the cost of manufacturing or purchasing fertilizer in the most recent 12 months.

**Fertilizer Market Fundamentals**



($ per MMBTU)
($ per TON)
Natural Gas
Corn
Low commodity prices & high natural gas prices = contracted demand
High commodity prices & low natural gas prices = higher demand
16
14
12
10
8
6
4
2
500
400
300
200
100
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07

Source: Monthly Closing Prices per NYMEX, CBOT

Forecasts for increased corn production in the U.S. to support the ethanol industry are expected to create increased demand and higher pricing; however, further increases in fertilizer pricing are not expected to be as significant to future growth as in previous years. High fertilizer prices may eventually cause a reduction in fertilizer consumption by producers not willing to make the additional investment.

Product differentiation is limited in the fertilizer and crop protection segments as all of the larger competitors have access to similar products, although some have proprietary rights to specific brands. Greater opportunities for differentiation exist in seed products as access to proprietary seeds can drive higher sales and margins and can be the basis for a product bundling strategy. Apart from proprietary seed and certain proprietary rights to specific brands of fertilizer and chemical products, competition is based primarily on price, information, service and availability.

Pricing remains very competitive and economies of scale offer limited advantages because the cost of larger volume purchases are not significantly discounted relative to purchases made by Viterra's competitors. Instead, any price advantages available to large volume retailers merely mitigate the higher operating and overhead costs compared to smaller competitors.

The industry is highly seasonal, with more than 75% of the Company's seed, fertilizer and crop protection products delivered from mid-April to the end of June. This short-term, high volume of deliveries requires superior logistics management to ensure product is in the hands of customers when needed. Timely deliveries by manufacturers and central warehousing facilities are essential to meet customer demands. Spring season logistic challenges can be eased by a strong fall season, which typically runs from August to November, depending on weather and harvest conditions. The fall season represents about 15% of Viterra's annual sales volumes, the majority of which are fertilizer sales.

### 3.1.2 Key Profit Drivers – Agri-Products

Key performance drivers in this segment are the volume of sales in each of the main product lines and the related margins. Demand for crop inputs strongly correlates to the acres seeded in the crop production year and, as noted previously, seeded acreage in Western Canada has averaged about 60 million acres per year.

Crop mix can influence both the level of sales and margins. For example, canola and other special crops require more inputs than wheat and barley, resulting in greater seed, fertilizer and crop protection product sales in years when the seeded acres are more heavily weighted to those crops. Crop mix can vary depending on commodity price outlooks, input costs, crop rotation requirements and weather conditions, which may delay seeding and influence the producer to shift to products with earlier germination and shorter maturation characteristics. Margins may also be affected by crop mix, since some seed varieties have a better margin contribution than others.

**Average Input Costs**

(range of $ per acre)


65-75
Wheat
60-70
Barley
75-110
Canola
0
22
44
66
88
110

Source: Viterra Estimates

Natural gas prices are also a business driver for fertilizer profitability. Natural gas is a primary component in the manufacture of nitrogen fertilizer and, as its price fluctuates, so do fertilizer manufacturing costs. The timing of Viterra's fertilizer production activity (through its investment in Westco) can be sensitive to these changing prices, as fertilizer production typically occurs throughout the year, while sales are substantially executed during a compressed spring and fall season. During periods of increasing prices, Viterra may experience margin appreciation between the time of production to the time of sale or, less frequently, margin compression in a period of declining fertilizer prices. Producers' buying behaviour, in terms of both consumption and timing, will also change depending on input costs and underlying commodity prices.

Weather can also influence the timing and quantity of sales in the agri-products business. Farmers regularly purchase crop protection and fertilizer products in the spring and fall periods. Extremely wet or dry conditions can alter the timing and type of input purchases, depending on the level of plant disease and insect infestations in the case of crop protection products or the amount of soil moisture for seed and fertilizer application. However, favourable weather patterns can also enhance seed, fertilizer and crop protection product sales as producers strive to optimize crop yields.

In terms of sensitivity to overall earnings, each 1% change in agri-products retail sales revenue represents about $2 million of earnings from continuing operations, before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions ("EBITDA"). A 1% change in retail gross margin translates into about $13 million in EBITDA.

### 3.2 Grain Handling and Marketing

In the Grain Handling and Marketing segment, Viterra contracts, markets and transports grain from the farm to end-use markets through the Company's 104 country grain elevator locations and port terminals in Vancouver, Thunder Bay and Prince Rupert. Grain handling begins with the movement of the commodity from the farmer's field to Viterra's geographically dispersed and strategically located country elevator network where the product is weighed, graded, cleaned and prepared for shipment. Grain is then shipped from the country elevator to North American customers (such as a flourmill, oilseed crusher, maltster or biofuel plant) or to a port terminal, usually for shipment to an offshore destination customer.

The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. The grains regulated by the CWB are known as "Board grains" or "CWB grains". Under this monopoly, the CWB controls the pricing as well as the flow and timing of wheat and barley deliveries into the elevator system by issuing contract calls to the producers. The flow of shipments to port terminals is also determined by the CWB through its management of rail logistics.

Most western-based grain companies operate as agents of the CWB, buying grain from producers on behalf of the CWB and delivering it to position at port in anticipation of shipment to end-use customers. Many grain companies, including Viterra, are also CWB accredited exporters and secure wheat and barley sales in the global marketplace on behalf of the CWB. Viterra also contracts, transports and markets non-CWB or open market grains (such as canola, oats, flax, peas and other special crops) for its own account. Total CWB grains handled by Viterra in the trailing 12 months ended October 31, 2007 comprised 52% of the Company's overall shipments.

Viterra has extensive access to domestic and international markets, developed through its marketing relationships with end-use customers. Through its primary sales offices across Western Canada, important trading relationships with global partners and a wholly-owned subsidiary acting on its behalf in Tokyo, Japan, the Company ships grains to more than 50 countries around the world and is the largest canola exporter in Canada.

#### 3.2.1. Grains and Oilseeds Market Environment

On average, Western Canada produces about 49 million tonnes of grains and oilseeds (based on the 10 year average of the six major grains and oilseeds, excluding the unusual 2002 drought), as well as a variety of other specialty crops. Typically, about 64% of the total grains and oilseeds (31 to 32 million tonnes) is shipped over the subsequent 12-month period through the Prairie primary elevator system by grain handling companies such as Viterra. The remaining grain production is consumed domestically by food processors, oilseed crushers, and feedlots. Six grain companies operate country elevator networks together with a number of independent producer terminals. Viterra has the greatest country market share with about 36% of total storage capacity and a 42 to 45% market share, based on receipts (producers' deliveries into the system).

**Western Canadian Production and Primary Elevator Shipments**

(in thousands of tonnes)



Prior Year Production
Shipments
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
60,000
50,000
40,000
30,000
20,000
10,000
0


Source: Statistics Canada and Canadian Grain Comission

Commodity prices remained high in 2007 with existing global grain supply limited by arable land, crop quality and yield, which did not keep pace with higher food, feed and energy demand. Although drawdowns in existing stock levels worldwide have closed the gap on the shortage of supply, Viterra does not believe the trend is sustainable and expects the current supply and demand imbalances will keep prices higher than historical averages. Improved yield genetics and increases in harvested acres (less summerfallowing) could narrow the supply gap, but this is not anticipated to happen in the near term.

**Six Major Grains –Western Canada**

(% of crop)



2007
2006
Wheat
Barley
Canola
Oats
Peas
Flax
50
40
30
20
10
0


Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 7

Traditionally, wheat has been the dominant crop in Western Canada but, in more recent years, the crop mix has seen a significant shift in favour of oilseeds and special crops. This has been driven by a number of contributing factors, including

- Producers diversifying to higher value crops to reduce price risk and enhance overall returns.
- Heightened demand created by the European biodiesel industry and forecasts for vegetable oil deficits in North America over the last decade, which have buoyed prices for oilseed commodities.
- Changes in the global market, which have reduced demand for Canadian wheat.

The CWB monopoly has faced several challenges in recent years and its ongoing role in the industry remains uncertain. In 2007, the Federal Court overturned the federal government's new regulations to remove the CWB's monopoly on western barley sales by creating a dual marketing environment, one in which producers can choose whether to market their commodities through the CWB or through grain companies like Viterra. This decision has been appealed by the federal government. Regardless of the outcome, the Company believes it can operate effectively in either environment and has the necessary expertise, logistics, market relationships and systems capabilities.

Historically, about 60% of the Company's total shipments have been Board grains (based on a five-year average); however, the shift in production from wheat to canola and other special crops has driven a corresponding shift in the proportion of CWB grains to non-CWB grains. This, coupled with the acquisition of AU, which handled a higher percentage of non-CWB commodities because of its geographical access to those commodities, is expected to result in a more even distribution between CWB and non-CWB shipments for Viterra going forward. For instance, in 2007, the Company's shipments of CWB grains accounted for 52% of the Company's total shipments, compared to 57% the year before. In addition, it is possible this proportion could skew even further in favour of non-CWB grains if the Canadian government is successful in its challenge of the CWB's monopoly on barley.

### 3.2.2 Key Profit Drivers – Grain Handling and Marketing

The key drivers in Viterra's grain handling business are volumes and margins. Volume is important because of the high fixed operating cost nature of the business. The more grain that flows through Viterra's pipeline, the lower the handling cost per tonne. The volume of grain shipments is based mainly on production volumes in the previous growing season, adjusted for changes in on-farm inventories. Every 5% change in production volumes is estimated to have about a $12 million impact on EBITDA.

Factors that may influence the timing of shipments in a given year include the producers' expectations of commodity prices in the near and longer term, the timing and quality of the crop harvested, export demand, Canadian and U.S. exchange rates, rail transport capabilities, the financial needs of farmers, and direct sales by farmers to domestic millers, maltsters and oilseed crushers.

**Production by Province**

10 year average


MANITOBA
17%
ALBERTA/
BRITISH COLUMBIA
34%
SASKATCHEWAN
49%

Source: Statistics Canada Field Crop Reporting Series, Vol.86, No.7 - 1998 - 2007 Data

**Viterra Capacity by Province**


MANITOBA
16%
ALBERTA/
BRITISH COLUMBIA
26%
SASKATCHEWAN
58%

Viterra's market share reflects the particular volumes handled by the Company and Viterra measures market share based on its share of overall producers' deliveries of the six major grains. The Company's extensive and geographically dispersed network of assets positions it to capture a significant proportion of the market relative to the production in each of the Prairie provinces. The ability to source grain and oilseed commodities in the western Canadian market is a key contributor to financial success since there is virtually no differentiation among grain handling companies, as each has the ability to elevate, store, clean, blend, market and transport grain. As such, companies compete on the basis of price and service, which, in turn, can be influenced by the company's level of efficiency. Companies like Viterra, with an efficient elevator network, multi-car rail loading capacity and logistics expertise, have the ability to maximize throughput in the system, lower costs per tonne and, consequently, distinguish themselves from competitors in the industry. (See discussion of "Core Capabilities" in Section 5). Opportunities to attract market share are a significant factor in profitability as a 1% change in Viterra's market share is estimated to have about a $6 million impact on EBITDA. However, the competitive environment creates some challenges in driving market share improvements.

The other key driver to Viterra's profitability is margin per tonne. The ability to attract additional market share must be appropriately balanced with the level of margins achieved. Viterra's competitive strength, therefore, comes from deploying its core capabilities so that it can enhance market share by offering competitive value to farmers, while preserving and enhancing its own margin capabilities (see discussion of "Core Capabilities" in Section 5).

Another factor affecting margin and the Company's resulting profitability is the level of export volumes, as increased activity in Viterra's port terminals and export-accredited inland terminals generate additional revenue from services such as elevation, cleaning, drying and blending. Other factors influencing exports include the level of CWB sales, worldwide supply and demand, and the quality and price of grains, oilseeds and other commodities.

Due to the relatively fixed cost nature of the business, each $1 per tonne improvement in margins translates into about $15 to $16 million of incremental EBITDA.

## 3.3 Agri-Food Processing

Viterra's agri-food processing segment is comprised of its 100% ownership of Can-Oat, the world's largest industrial oat miller with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, together with a 42.4% ownership interest in Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat processes raw oats into primary, intermediate and finished food products and has a plant capacity of 235,000 tonnes of finished oat products per year. Can-Oat has established itself as a global leader in industrial supply and is the supplier of choice for many North American food manufacturers. Can-Oat's customers are primarily North American marquee food manufacturers that are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. Can-Oat controls approximately 41% of the independent industrial oat milling capacity in North America (about 23% of total capacity), with technology that meets or exceeds its competition. More than 90% of its production is exported to the United States. Through its recent acquisition of ConAgra's Barrhead facility in Alberta, Can-Oat has gained the capacity to process organic products and has expanded its product lines to include barley capacity of 3,500 to 7,000 tonnes per year, depending on product mix. This expansion is expected to allow Can-Oat to attract new customers and access new destination markets, taking advantage of Viterra's strategic port position in Vancouver.

Can-Oat's products are classified into four types: primary, finished, animal feed and byproducts. Primary products are used to produce finished products (such as flakes, flour, bran or blended oatmeal combinations) at Can-Oat or are sold directly to customers with their own finishing capacity. Sales mix has shifted over time from primary product sales to higher value finished products. Additional primary capacity as a result of recent mill expansions has been serviced through new sales opportunities in Australia and Latin America.

**Can-Oat Sales Volumes**

(MMT)


Feed
Primary
Finished
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Viterra Company Reports

Prairie Malt Limited is located in the heart of Canada's vast Prairie region, where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 metric tonnes ("MT") and produces top quality malt that is shipped to customers throughout Canada, the U.S., South Africa, and Pacific Rim and Latin American countries. As part of the Company's interest in Prairie Malt, a barley supply agreement is in place requiring Prairie Malt to take at least 80% of its barley requirements from Viterra, subject to quality, cost, and timeliness issues.

### 3.3.1 Oat Processing Market Environment

Can-Oat's business can be characterized as stable, in an industry that is mature. Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. Total world production dropped slightly in 2007 to 23 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

The industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased. In an average year, approximately 50% of the annual crop is milling quality, while the rest is utilized as feed.

The U.S., as the fourth largest oat producer in the world, is also the world's largest importer of oats, representing about 85% of the world's oat trade. Most of the oats are imported from Canada, with the balance imported from Scandinavia. Canada consumes less than 50% of its oat production and exports the remainder, primarily to the U.S. Canada exported more than 1.4 MMT to the U.S. in the 12 months ended July 31, 2007 ("2007 Crop Year"), representing approximately 95% of that country's total oat imports. Despite the strong demand in the U.S. for milling oats, production in the U.S. has declined overall over the last 15 years as U.S. farmers increase plantings of alternative crops. In fact, increasing demand for corn to satisfy biofuel production is expected to put further upward pressure on prices as supplies continue to constrict. While it is expected that margins will continue to be pressured as retail customers balance increasing ingredient costs against relatively flat retail prices, Can-Oat is positioned very competitively within the industrial oat ingredient supply sector to be able to withstand the competitive price pressure over the long term.

Oat milling is an attractive segment of the food ingredients market and holds a strong position in the economy. Oats are a non-GMO ("non-genetically modified organism") and are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, another important growth driver for the food industry. Oat demand is particularly resistant to industry downturn since oats are a very economical food source. Overall, demand for oat ingredients is growing, fuelled primarily by the widely appreciated nutritional benefits of this cereal grain. The Food and Drug Administration in the U.S. approved a health claim for oat-based products, stating that the soluble fiber from oatmeal, as part of a low-saturated fat/low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oats industry over the long term.

Organic food sales have increased at double-digit rates annually for the past 15 years and, currently, the market has annual sales close to U.S. $15 billion. The Organic Trade Association predicts that the market will exceed U.S. $30 billion by 2009. Can-Oat's acquisition of its Barrhead facility has allowed it to gain the capacity to produce organic foods. Margins for organic products are about 40% better than for more conventional products. While the U.S. has seen significant growth, scarcer raw material supplies in Canada are expected to limit growth in this area in the near term.

### 3.3.2 The Malt Industry Environment

Malt, a processed form of top quality barley, is a key ingredient used in the production of beer. Malt provides most of the complex carbohydrates and sugars, which are necessary to give beer its distinctive flavour and alcohol content. For the same reasons, malt is used in making whiskey and other distilled spirits. It is also gaining considerable popularity in the food industry as a flavouring component and a source of nutrition. Quality, therefore, is essential. The main raw material used in the production of malt is malting-quality barley.

In Prairie Malt's business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. The overall quality of the 2007 harvest was very good, which is positive for malting barley selections. Saskatchewan Agriculture and Food estimates that 41% of the barley grown in the province will grade as malt, compared with the 10-year average of 31%. This estimate could change based on quality testing of samples received by the elevator system.

Global beer demand continues to rise, with growth rates estimated at 3 to 4% per year. The main source of higher demand comes from emerging markets. This growth is attributable to increasing demand from China and Latin America, which is expected to gradually offset decreasing trade with Russia.

The CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB, like Viterra. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices. The malting industry is the largest value-added exporter of grain in Canada and the largest barley customer of the CWB and, for the coming crop year, is expected to purchase more than 50% of available CWB malting barley stocks.

### 3.3.3. Key Profit Drivers – Agri-Food Processing

The key drivers for this segment include volumes and margins.

In the oat processing business, margins are impacted by yield, foreign currency, oat pricing and product mix. Since raw oats are encased by a low-value hull, which is unusable for human consumption, it takes 1.62 tonnes of raw oats to produce 1 tonne of oat ingredients in an average year. Depending on the quality of raw oats in a particular year, this yield equation can vary between 1.60 tonnes to 1.70 tonnes. Every 0.01 tonne decrease in yield can add about $400,000 to the cost of production and, as such, has an impact on the margins and profitability in this business. Raw oat quality, in turn, is influenced by oat varieties, soil condition and farm practices. To the extent practicable, the Company selectively contracts for oats (direct farm purchases) to better control the quality and supply of its raw oat inputs, although this must be appropriately managed to mitigate the risk of local crop failures. The ability to blend oats of variable quality can result in a more consistent quality that optimizes plant production.

Oats are priced in U.S. dollars. Prices are driven mainly by the world feed grain market and can be quite volatile. While the Company hedges the bulk of the exposure associated with these prices, some basis risk remains. Additionally, foreign exchange exposure is an issue that must be managed by Canadian oat millers. To stabilize its cash flow, Can-Oat has hedging strategies in place to manage its exposure and to ensure its products remain competitive with American millers. Nonetheless, shorter term fluctuations in foreign currency rates (Canadian versus U.S. dollar) can impact earnings as every one cent change in the exchange rate has the capacity to impact annual EBITDA by about $270,000.

Product mix can also affect earnings since different types of products will carry different margin contributions. For example, primary oats typically have lower margins than finished oat products.

For Prairie Malt, energy consumption, labour, and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is important for production and rising prices can significantly impact margins. Higher ocean freight rates are also becoming a concern because of implications for malt barley price appreciation. In addition, because sales are priced in U.S. dollars, a strengthening Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

### 3.4 Livestock Feed and Services

The core business activity in this segment is the manufacturing, sale and distribution of feed products. Specialty feed formulations and feed product manufacturing is well diversified between swine, dairy and beef cattle, poultry and other specialty feeds. Feed processing is conducted from seven feed mills and two pre-mix manufacturing centres in British Columbia ("B.C."), Alberta, and Manitoba. Unifeed Inc., a wholly-owned U.S. subsidiary, also recently opened a feed processing and commodity sales outlet in Logan, Montana.

Through Unifeed Hi-Pro Inc. ("Hi-Pro"), a wholly-owned subsidiary, the Company also owns three feed mills in Texas and New Mexico that manufacture complete feeds, supplements and pre-mixes for ranchers and dairy farmers in Texas, New Mexico, Colorado and other southwest U.S. markets. Hi-Pro also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which processes corn for regional dairy producers.

**Gross Profit**

North America


US
33%

Source: Viterra Company Reports

**Gross Profit**

Canada


MANITOBA
9%
ALBERTA
37%
BRITISH COLUMBIA
21%

The Company manufactures complete feeds, pre-mixes and supplements. Complete feeds provide all, or a significant portion of, the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

This segment also engages in a number of value-added services to complement its manufacture, sale and distribution of feed products and to enhance its relationships with livestock customers. These include financial services, nutritional consulting, farm operation consulting, ingredient forward contracting services and swine marketing on behalf of livestock producers.

Viterra offers financing programs to livestock producers through UniFinance and Unifeed Financial[B]. UniFinance provides secured financing for quota purchases, the purchase of breeding stock, certain capital farm improvements, refinancing of unsecured debts, and equipment purchases. Credit advanced through this program is financed by Viterra and borrowers are required to purchase their livestock feed products from the Company. Unifeed Financial acts as an agent for a Canadian Schedule I bank and is administered by the Livestock Feed and Services division in conjunction with the Financial Products division. Additional information regarding this activity can be found in Section 3.5.

Viterra also has a 31.4% ownership interest in The Puratone Corporation ("Puratone"), an integrated commercial hog production company based in Manitoba. Puratone produces more than one million hogs per year and 300,000 tonnes of feed, most of which is fed to Puratone-owned hogs.

### 3.4.1 Livestock Feed and Services Market

Canada accounts for approximately 4% of the global feed market. Within Canada, the Prairies account for about 22% of all commercial feed production, ranking second behind Ontario and Quebec which collectively account for about 68%. The underlying fundamentals

[B] UNIFINANCE® and UNIFEED FINANCIAL® are trademarks of Saskatchewan Wheat Pool Inc., operating as Viterra.

of the animal feed industry are directly related to the supply and demand trends in the species that consume the feed.

Canada exports about 50% of the beef and pork it produces, either as meat or live animals. Beef exports are expected to remain strong since North America's land base includes significant areas suitable for cattle grazing and emerging countries are currently focused on developing their own poultry and pork production instead of developing competing beef industries. Higher ingredient prices are not expected to have a significant impact on this sector since beef cattle are typically grazers, raised on land unsuitable for growing crops. They tend to consume naturally grown products like hay, silage and grass as the major component of their diet. As such, feed sales by Viterra to the beef sector comprise low-inclusion vitamin and mineral supplements, pasture supplements and feed ingredient commodities. Additional feed inputs, made available from the byproducts of ethanol production, are also expected to further supplement beef feed ingredients, keeping the economics manageable for the beef producer.

The dairy sector in Canada is controlled by supply management, and demand is expected to remain relatively stable. In the U.S., the areas served by Hi-Pro are experiencing solid growth due to the relocation of industrial milk production from California and other states to Texas and New Mexico, and the continuing construction of large cheese processing plants in that region. Total dairy cow numbers in Texas and New Mexico areas are roughly half of the total number of cows in all of Canada. Feed sales to the dairy sector range from high-inclusion rate supplements in Canada to low-inclusion mineral pre-mixes in both Canada and the U.S. This segment is also a major supplier of feed ingredient commodities, such as barley in Canada and corn in the U.S.

Most of the mixed feed the Company sells to the hog sector is complete feed, although vitamin and mineral pre-mixes are also sold to producers milling their own feed. Hog production is undergoing a period of transition, with many large Canadian pork processors closing plants and reducing bid prices to producers. While there has been some expansion in hog production taking place in Manitoba, a moratorium on further expansion has recently been enacted in that province. The effect of this moratorium has been to add value to existing operations and should have a positive influence on longer term pricing. Manitoba offers producers more marketing options (closer access to U.S. markets) and, as such, this market is less affected by the duress of Canadian processors. U.S. feed milling operations do not manufacture or sell significant quantities of hog feeds.

Poultry producers purchase complete feed from commercial feed mills since there are very few Canadian poultry producers large enough to economically mill their own feed. Poultry production is tightly controlled both provincially and nationally and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce or sell significant quantities of poultry feed.

Throughout the industry, surplus capacity in some regions has resulted in competitive pricing and margin pressures, driving ongoing consolidation. Many competitor feed manufacturing assets are antiquated and in need of significant maintenance capital, which could put pressure on poorly funded players. Growing consumer concern over food safety has also resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills. As a result, Viterra's business has a certain competitive strength since most of its assets are either new or have been substantially upgraded in recent years. All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are fully compliant with local state and federal operating standards for feed milling.

#### 3.4.2 Key Profit Drivers – Livestock Feed and Services

The key performance driver in feed manufacturing is the volume of feed tonnes sold since feed prices tend to fluctuate in response to the cost of ingredients, which are passed on to the consumer. Margins are relatively stable over a 12-month period and remain relatively consistent year-over-year, with margins of $41 to $43 per tonne reflecting an average annualized margin. However, there can be some seasonal variability in the U.S. market, with lower margins generated in the spring when the sales product mix shifts to lower margin products aimed at commercial feedlots.

Over a 12-month period, total feed and ingredient volumes for Viterra will average about 1.6 million tonnes, of which about 1 million tonnes will be manufactured and sold in Western Canada. This tonnage is influenced by the demand for feed, which is driven by a number of economic factors, including the demand for protein in North America and around the world. Regionally, demand for livestock feed products can be influenced by a number of local factors such as dairy and poultry quotas, the availability and cost of feed grains and other ingredients, local farm ranching infrastructure and farm products processing infrastructure.

Other revenue in this segment, such as the profit attributable to swine sales and the Company's investment in Puratone, follow the underlying movement in hog prices. Hog production economics tend to follow a well-established and predictable four-year cycle. Producers expect to prosper for two of four years and to operate on a marginal basis for the other two years. The cycle is a North American phenomenon but, on a regional basis, its effects can be modified or exaggerated by local conditions and the strength of the Canadian dollar relative to the U.S. dollar.

### 3.5 Financial Products

Through Viterra Financial[C] and Unifeed Financial, the Company acts as an agent of a Canadian Schedule I chartered bank. On behalf of the bank, Viterra Financial extends unsecured trade credit at competitive rates to the Company's Agri-Products customers. This credit enables producers to purchase the Company's crop protection, fertilizer, seed and equipment products, with repayment terms structured to meet the producer's cash flow needs. Unifeed Financial offers secured loans from the bank to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. In both programs, the Company directly manages the customer

[C] VITERRA FINANCIAL™ is a trademark of Saskatchewan Wheat Pool Inc., operating as Viterra.

relationship and receives a fee for performing front-end customer review and credit adjudication services, and provides an indemnity to the bank for a portion of any loan losses (See Section 13.2 "Viterra Financial and Unifeed Financial"). Total approved credit managed by this group exceeds $1 billion dollars distributed among approximately 30,000 customers.

Between 2002 and 2007, the Company also acted as an agent for Farm Credit Canada ("FCC"), extending secured retail credit to the Pool's farming customers for the purchase of crop input products. The Company received a fee for the administration of these accounts. Consistent with past years, the financial results for this activity were consolidated in the Agri-Products segment. This program is being discontinued in January 2008, with credit products for customers in the program transitioning to Viterra Financial.

In addition to these credit programs, this segment also offers ancillary financial and risk management products to producers.

### 3.5.1 Financial Products Market

Credit demand is determined by the purchasing needs of producers, increases in the prices of crop inputs, economics in the livestock industry, and the availability and pricing of other sources of credit.

The demand for financial services has increased dramatically in the last 10 years. Rising crop input prices, the growing number of larger, more complex farming operations, and the reduction of traditional lenders willing to support 100% of farm operating expenses has led to a shift in how agri-businesses are financed. Competitively, many smaller crop input retailers are not able to adequately finance the credit needs of their customers, and therefore, do not have similar programs in place. While traditional trade credit is offered by many larger suppliers, Viterra Financial is able to offer a broad range of financing options to better align with the customer's cash flow requirements. For example, Viterra offers extended terms that allow farmers to repay their credit lines after harvest, enabling customers to take advantage of future grain delivery opportunities.

### 3.5.2 Key Profit Drivers – Financial Products

Key performance drivers in the Financial Products segment relate to the level, duration and quality of credit in a given year. These can be influenced by crop input and feed prices, credit quality and producer cash flows and interest rates.

The size of the lending portfolio is determined by the value of the underlying crop input or feed purchases that comprise the portfolio. This, in turn, influences the level of interest income on the portfolio and the resulting fees earned by the Company.

The timing and duration of the credit programs are impacted by the credit quality within the portfolio. Since the portfolio is reviewed and renewed on an annual basis, short-term fluctuations in farm income or producer cash flow do not typically result in any change in credit quality. Viterra maintains an extensive database to track credit history and performance as part of its credit adjudication process. Since the Company indemnifies the bank for a portion of its credit losses (see discussion in Section 13.2), credit quality can, therefore, have an impact on the earnings in the segment.

Prevailing interest rates are also a key component to profitability in this segment. Changing interest rates can affect margins as Viterra Financial typically offers programs with extended payment terms. While programs are in place to minimize the effects that increased funding costs might have on the profit of the portfolio, unexpected rate changes can still affect profitability.

## 4. STRATEGIC DIRECTION

Viterra's overarching goal is to expand its role as a value-added processor and manufacturer, with grain and agri-product assets supporting its value-added businesses. The Company intends to continue to grow by investing in new businesses and opportunities that enhance its existing network of assets, capitalizing on its commodity origination and logistics capabilities and expertise. To achieve its objectives, the Company will seek growth opportunities in agribusiness at home and abroad. As global demand for food, fuel and feed increases, the opportunities for this industry continue to expand. Viterra intends to be an active participant and leader in the global marketplace for agricultural products and services.

The company's strategic planning process is a year-round activity. Information about the industry, markets and competitors is gathered continually and fed into the development of new strategies. Progress towards achievements is monitored regularly and is measured annually, providing the basis of evaluation to support the compensation programs of the Company.

The strategies at Viterra have shifted over the past several years from a focus on operational improvements and financial and corporate restructuring to growth and diversification.

The AU transaction was the first step towards the Company's long-term goal. In addition to its complementary grain handling and agri-products businesses, it provided Viterra with additional value-added capabilities in the areas of Livestock Feed and Services, Financial Products and increased fertilizer manufacturing through the resulting 100% ownership of Westco.

Value-added investment will allow Viterra to earn higher margins and capitalize on opportunities along the entire value chain. The Company is now in a position to widen its base with the inclusion of business activities in other regions of North America and abroad. While the Company will not abandon the option to build, Viterra's preference is to pursue growth in a manner which offers the greatest returns, including through acquisitions. This allows Viterra to continue to participate in consolidation opportunities, while avoiding escalating construction costs. At the same time it provides for quicker market entry and expansion, the prospect of more immediate financial returns and the ability to acquire management expertise.

The Company assesses the strategic fit of potential opportunities against its strategic plan and priorities and will pursue only those activities with acceptable risk-adjusted return profiles. In pursuing its long-term goals, Viterra intends to

- Geographically diversify its grain, agri-products and value-added processing in North America and potentially abroad;
- Expand or enter into new value-added processing (food, feed, fertilizer and/or fuel);
- Enhance its international grain expertise to allow Viterra to capitalize on the growing global demands in agriculture; and
- Through Viterra Financial, enhance and expand our portfolio of credit and risk products to position Viterra as the producers' agri-business partner of choice.

## 5. CORE CAPABILITIES

In addition to the capital resources discussed in detail in the "Liquidity and Capital Resources" section of this report, Viterra has a number of core competencies that should enable it to achieve its strategic initiatives.

### 5.1 Strong Operating Leverage and Positive Cash Flow

Viterra currently enjoys certain benefits from its operating leverage since the grain and agri-products segments are largely fixed-cost structures. As such, incremental improvements in revenues and margins translate almost directly into incremental improvements in EBITDA. In addition, due to Viterra's loss carryforwards (about $285 million at October 31, 2007), Viterra does not anticipate paying any material cash taxes until fiscal 2010. Therefore, even after cash taxes are paid, assuming normal operating conditions, the Company expects it will generate significant free cash flow to enable it to pursue its strategic growth objectives.

### 5.2 Diversified and Modern Facility Assets

A substantial infrastructure renewal program to upgrade and replace older, smaller country grain elevators with new, more efficient high throughput elevators ("HTE's") at strategic locations throughout the regions of Manitoba, Saskatchewan, Alberta and B.C. was substantially completed throughout the 1990s.

The Company believes the geographic dispersion and strategic location of each of the facilities, in addition to its extensive port terminal operations in Vancouver, Prince Rupert, and Thunder Bay, makes it possible to draw the throughput volumes required for the Company to be a preferred counterparty for end-use grain markets. The Company's significant footprint in Western Canada positions it as a reliable originator of commodities for its domestic and international customers. Not only does this strategic network diversify the risk of localized weather, but it also allows Viterra to adopt a "pipeline management" approach to maximize grain revenue and position it to optimize further opportunities that may result from any change to the regulatory environment.

The geographic dispersion of its extensive crop retailing network permits Viterra to reach a broad group of customers, further diversifying the risk of localized economic or other market conditions.

### 5.3 Efficient Network/Logistics Expertise

The Company's efficient elevator network, and the related logistics expertise it uses to arrange for the optimal receipt of grains into the facilities, minimizes the length of time the grain is held in storage and provides for timely delivery to domestic and international customers. Since railway companies offer incentives for loading products into multi-car unit trains, maximizing rail car usage through its country network is also an important contributor to profitability. These incentives range from $3 to $4 per tonne for 50-car loads, to incentives of $7 per tonne on carloads of 100 or more. Viterra is uniquely positioned with about 45% of the industry's 100-car loading capacity, allowing it to offer producers competitive transportation premiums to attract grain into its system and simultaneously capture a profitable increase in market share.

### 5.4 Quality Control

With consumer awareness and concerns over food safety and "traceability", the Company has established a number of processes to track and identify crops at every stage of production, from seed to customer, to meet or exceed international standards. Viterra applies HACCP principles and maintains a certificate of conformity to the ISO 22000 (HACCP) standard, the internationally recognized Food Safety Management System, to the operation of its grain handling and feed manufacturing network. Viterra is also registered to the ISO 9001:2000 standard, an internationally recognized Quality Management System for the processing and export of grains, oilseeds and special crops.

### 5.5 Customer Focused

Viterra is committed to monitoring economic, financial and regulatory developments in the agricultural community to anticipate changing needs and respond accordingly. The Company recently developed a "Customer Solutions" service group to nourish customer relationships, analyze product offerings that align with customer needs and to seek opportunities to grow market share. Viterra believes that executing on initiatives to deliver innovative solutions to its customers will reinforce the Company's prominent position in Canada and abroad and provide it with a competitive advantage over others in the industry.

### 5.6 Agronomic Services

To complement the Company's other product offerings, Viterra has an agronomic service team in place throughout Western Canada that includes Certified Crop Advisors ("CCAs") and 19 Managers of Agronomic Services ("MASs"). The MASs are dedicated business partners in farming communities across the Prairies, committed to the production cycle from seeding through harvest. Their industry-leading expertise keep customers current on the latest in agronomic technologies and help customize product packages tailored to a customer's specific needs. They also serve as educators within Viterra's network, training staff on the latest in agronomic trends and product offerings so that front-line staff can tailor solutions-based marketing programs. Together, the services provided by our CCAs and MASs provide the Company with unique guidance and expertise integral to key business decisions and further distinguishing Viterra from its competitors in the industry.

### 5.7 Proprietary Seed Varieties

Viterra's exclusive Proven Seed brand has been created by bringing together the resources, people and expertise of two highly successful seed programs to form the leader in western Canadian agriculture. Through the Proven brand, Viterra offers more exclusive varieties and more selection than any of its competitors in Western Canada.

Proprietary products are a key feature of the Proven Seed line, with 19 canola seed varieties and 15 cereal varieties exclusive to Proven. Proven also offers Nexera specialty canola under an Identity Preserved ("IP") contract. The oil produced from Nexera is gaining adoption in the food industry for its healthy zero trans fat properties. In addition, Viterra's exclusive Proven Seed brand features the industry's premier lineup of IP cereal varieties, such as AC Navigator durum, 5602HR CWRS wheat, 5701PR CPS wheat and Proven 5400IP wheat. These IP contracts allow Viterra's customers to gain a competitive advantage by accessing varieties with very good agronomics, the output traits required by end-users and the potential to capture significant premiums.

Viterra's Proven Seed is also working to meet growing consumer demand for healthier foods through contracting programs such as SW Betania (high beta-glucan) oats. Research has shown beta-glucan contributes to heart health.

In order to meet the demands of Viterra's end-use customers and growers, Proven Seed is backed by a strong research and development effort aimed at providing "elite genetics" to the Company's farm customers. This includes the largest Canadian-owned canola breeding program in Canada, headquartered in Saskatoon, in addition to extensive local testing. Viterra tests products across a wide range of geography, with more than 40 Proven Performance Check sites in Western Canada.

## 6. QUARTERLY FINANCIAL INFORMATION

| **Select Quarterly Financial Information**<br>*For the quarters ended*<br>*($ millions - except per share amounts)*<br>*(Unaudited)* | **October 31 2007 Q5** [1] | July 31 2007 Q4 [2,3] | April 30 2007 Q3 | January 31 2007 Q2 | October 31 2007 Q1 | July 31 2006 Q4 | April 30 2006 Q3 | January 31 2006 Q2 |
|---|---|---|---|---|---|---|---|---|
| Sales and other operating revenues | **$ 1,285.9** | $ 1,400.2 | $ 401.6 | $ 447.6 | $ 340.6 | $ 601.1 | $ 333.7 | $ 367.3 |
| [1] Earnings (loss) from continuing operations | **$ (1.9)** | $ 96.0 | $ 9.2 | $ 7.9 | $ (5.1) | $ 13.4 | $ (10.6) | $ (1.9) |
| [1] Earnings (loss) from continuing operations per share Basic and diluted | **$ (0.01)** | $ 0.57 | $ 0.10 | $ 0.09 | $ (0.06) | $ 0.15 | $ (0.13) | $ (0.02) |
| Net earnings (loss) | **$ (1.9)** | $ 96.0 | $ 9.2 | $ 7.9 | $ (5.1) | $ 13.5 | $ (8.2) | $ 3.0 |
| Earnings (loss) per share (Basic and diluted) | **$ (0.01)** | $ 0.57 | $ 0.10 | $ 0.09 | $ (0.06) | $ 0.15 | $ (0.10) | $ 0.04 |

[1] Before discontinued operations
[2] Includes consolidation of results of AU from May 29, 2007, the date of acquisition
[3] Excludes the results of sites divested to James Richardson International and Cargill Limited on June 30, 2007

As noted, effective May 29, 2007, the Company acquired all of the issued and outstanding shares of AU, which materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. As a result, the quarterly information above includes the results of AU since the acquisition date of May 29, 2007. Concurrent with the acquisition, the Company also sold a number of operating assets to James Richardson International ("JRI") and Cargill Limited ("Cargill"), effective June 30, 2007. While these sales have increased the operating capacity of these competitors, Viterra remains the largest and most efficient grain handling company in Canada. (See discussion of Viterra's market environment in each of its business segments in Section 3, the discussion of its "Core Capabilities" in Section 5 and "Restructuring and Integration Matters" in Section 11)

## 6.1 Quarterly Seasonality and Trends

In the Grain Handling and Marketing segment, Viterra actively buys and receives grain from customers throughout the year. Grains and oilseeds are tested, cleaned, dried, and blended in preparation for shipping, and Viterra extracts a margin for these services. Viterra merchandisers market non-Board grains and oilseeds directly to destination customers and buy and sell CWB grains as Agents and Accredited Exporters of the CWB.

While the level of grain deliveries, shipments and exports occur fairly steadily throughout each of the quarters, there can be some variation from quarter to quarter depending on demand from destination customers, the CWB export program, weather conditions, rail interruptions, harvest pressures, commodity pricing and producer cash flow requirements. Shipments through the Company's port terminals in Thunder Bay end in late December, when the St. Lawrence Seaway is closed for the winter months, and typically resume near the end of April. In addition, the month of July can be a strong month for grain deliveries as farmers sell their old crop and move it off-farm to make room for the new crop that is harvested from late August to the end of October.

In the Agri-Food segment, earnings are relatively fluid with continuous demand for products throughout each quarter. Similarly, Livestock Feed and Services sales are also fairly steady during the year, but tend to peak during the winter months as feed consumption increases. Revenue in the Financial Products segment follows the related pattern of underlying sales in the Agri-Products and Livestock Feed and Services segments.

The seasonality of the Company's business is most notable in the Company's Agri-Products segment. This trend directly relates to the life cycle of the crop, with more than 75% of the segment's annual sales generated between mid-April to the end of June, when the crop is first planted and begins maturing.

A summary of the specific trends in the Agri-Products business for each of the quarters is detailed below.

#### Quarterly Period November 1 to January 31

Historically, the Company averages about 9% of its agri-products sales during this quarter and receives pre-purchase payments from customers for the spring agri-products. At this time, producers have also completed harvest and are able to assess the performance of their seed, the condition of their soil and may make early determinations on what crops they intend to plant in the spring. This period is an important sales promotion and marketing period for the Company as it works to secure sales commitments for the spring season.

**Quarterly Period February 1 to April 30**

Historically, Viterra generates an average of about 16% of its agri-products sales in this quarter. During this time, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network in anticipation of spring sales, and launch its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on the specific needs of the producer.

**Quarterly Period May 1 to July 31**

The Company's agri-products sales during this quarter historically average about 67%. During this period, producers take delivery of pre-purchased agri-products and begin planting and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales typically begin at the end of this quarter as producers anticipate their storage requirements for the harvest season.

**Quarterly Period August 1 to October 31**

Agri-Products sales during this period historically average about 8% of total sales. Producers purchase crop protection products and equipment from the Company in preparation for harvest. After harvest, producers have their soil tested for nutrient levels, and begin to purchase fertilizers. Although not as intense as the spring period, fertilizer and crop protection product sales also increase in the fall, once harvest is complete and producers begin preparing the soil for next year's crop. The fall fertilizer application restores nutrients to the soil that are needed for spring planting.

## 7. Consolidated Quarterly Operating Results

| Fifth Quarter Operating Highlights<br>*(in thousands - except percentages and margins)*<br>*For the three months ended October 31*<br>*(Unaudited)* | | 2007 | 2006[1] | Better (Worse) |
|---|---|---|---|---|
| **Operating Results** | | | | |
| Sales and other operating revenues | | **$ 1,285,908** | 340,642 | $ 945,266 |
| Gross profit and net revenues from services | | **$ 176,241** | $ 49,632 | $ 126,609 |
| Operating, general and administrative expenses | | **$ (118,039)** | $ (47,456) | $ (70,583) |
| EBITDA | | **$ 58,202** | $ 2,176 | $ 56,026 |
| Amortization | | **$ (32,281)** | $ (7,451) | $ (24,830) |
| EBIT | | **$ 25,921** | $ (5,275) | $ 31,196 |
| Integration expenses | | **$ (11,077)** | $ - | $ (11,077) |
| Gain on disposal of assets | | **$ 2,481** | $ 53 | $ 2,428 |
| Financing expenses | | **$ (14,151)** | $ (2,184) | $ (11,967) |
| Net earnings (loss) | | **$ (1,930)** | $ (5,134) | $ 3,204 |
| Basic and diluted earnings (loss) per share - continuing operations | | **$ (0.01)** | $ (0.06) | 83.3% |
| Cash flow provided by operations | | **$ 35,099** | $ 748 | $ 34,351 |
| Cash flow per share - basic and diluted | | **$ 0.17** | $ 0.01 | $ 0.16 |
| **Grain Handling and Marketing Segment** | | | | |
| Gross profit and net revenues from services | | **$ 108,277** | $ 38,989 | $ 69,288 |
| EBITDA | | **$ 58,338** | $ 11,527 | $ 46,811 |
| Sales and other operating revenues | | **$ 963,877** | $ 257,465 | $ 706,412 |
| [A] Industry receipts - six major grains *(tonnes)* | | **8,521** | 8,545 | (0.3%) |
| [B] Industry shipments - six major grains *(tonnes)* | | **8,733** | 8,605 | 1.5% |
| [C] Primary Elevator receipts - six major grains *(tonnes)* | | **3,748** | 2,131 | 75.9% |
| Primary Elevator shipments *(tonnes)* | | **4,367** | 2,078 | 110.2% |
| [D] Six Major Grains | | **4,219** | 2,036 | 107.2% |
| [E] Industry terminal handle - six major grains *(tonnes)* | | **6,933** | 6,261 | 10.7% |
| [F] Port Terminal receipts (tonnes) | | **2,640** | 1,442 | 83.1% |
| Market Share *(%)* - Country Receipts | [C]/[A] | **44.0%** | 24.9% | 19.1 pt |
| Market Share *(%)* - Shipments | [D]/[B] | **48.3%** | 23.7% | 24.6 pt |
| Margin *($ per grain tonne shipped)* | | **$ 24.79** | $ 18.76 | 32.1% |
| **Agri-Products Segment** | | | | |
| Gross profit and net revenue from services | | **$ 41,979** | $ 6,030 | $ 35,949 |
| EBITDA | | **$ 9,214** | $ (4,272) | $ 13,486 |
| Sales and other operating revenues | | **$ 172,836** | $ 48,827 | $ 124,009 |
| Fertilizer Sales* | | **$ 126,779** | $ 33,240 | $ 93,539 |
| Crop Protection | | **$ 26,385** | $ 10,367 | $ 16,018 |
| Seed | | **$ 1,612** | $ 496 | $ 1,116 |
| Equipment sales and other revenue | | **$ 18,060** | $ 4,724 | $ 13,336 |
| Average Margin | | **24.3%** | 12.3% | 12.0 pt |
| **Agri-Food Processing Segment** | | | | |
| Gross profit and net revenues from services | | **$ 7,029** | $ 4,613 | 52.4% |
| EBITDA | | **$ 6,047** | $ 3,098 | 95.2% |
| Sales and other operating revenues | | **$ 49,271** | $ 36,348 | 35.6% |
| Tonnes sold | | **106** | 81 | 30.9% |
| Margin per tonne | | **$ 66.31** | $ 56.95 | 16.4% |
| **Livestock Feed and Services Segment** | | | | |
| Gross profit and net revenues from services | | **$ 14,947** | $ - | $ 14,947 |
| EBITDA | | **$ 2,532** | $ - | $ 2,532 |
| Sales and other operating revenues | | **$ 108,529** | $ - | $ 108,529 |
| Feed sales *(tonnes)* | | **374** | - | 374 |
| Feed margin *($ per feed tonne sold)* | | **$ 42.86** | $ - | $ 42.86 |
| Non-feed gross profit and net revenue from services | | **$ (1,083)** | $ - | $ (1,083) |
| **Financial Markets Segment** | | | | |
| EBITDA | | **$ 3,216** | $ - | $ 3,216 |
| Sales and other operating revenues | | **$ 3,331** | $ - | $ 3,331 |
| **Corporate Expenses** | | | | |
| EBITDA | | **$ (21,145)** | $ (8,177) | $ (12,968) |

1 These results reflect the actual unaudited operating results for the period August 1, 2006 to October 31, 2006 and are presented for comparative purposes only. Prior year comparatives exclude the results of AU for the period, as these results may only be reported commencing from the acquisition date of May 29, 2007.

* Consolidated sales from retail operations and Westco third-party sales

Strong operating performance in all of Viterra's business segments drove higher sales and gross margins in the most recent quarter relative to the comparable quarter of the prior year.

EBITDA for the quarter improved by $56.0 million to $58.2 million, which includes $40.1 million contributed from AU and the Company's incremental ownership interest in Westco. Highlights of each of the business segments are included below.

Amortization expenses of $32.3 million for the quarter increased by $24.8 million compared to the same quarter in 2006. This reflects additional expenses associated with the AU assets. The Company also completed its revaluation of the AU assets during the quarter, and, in accordance with the purchase method of accounting, adjusted the carrying value of the assets acquired and the liabilities assumed to their estimated fair market values at the acquisition date, which increased amortization expense by approximately $12 million during the quarter.

With the higher amortization costs booked in the quarter, consolidated earnings from continuing operations before interest, taxes, integration costs, gains or losses on disposals, and pension settlement provisions ("EBIT") for the Company increased by $31.2 million to $25.9 million, compared to an EBIT loss of $5.3 million the year before.

Integration costs incurred during the quarter were $11.1 million, a result of continuing severance, consulting and advisory, and other integration costs incurred by the Company during the period. (See discussion of "Restructuring and Integration Matters' in Section 11")

The gain on sale of assets of $2.5 million during the quarter reflects a gain of $4.7 million realized on the Company's disposition of its shares in WCE Holdings Inc. ("WCE"), the parent company of Winnipeg Commodity Exchange Inc. This gain was offset by losses in the period related to final working capital adjustments on the disposition of the Company's Vancouver port terminal at North Shore ("North Shore").

Financing costs incurred during the period increased by $12.0 million to $14.2 million, due to the additional debt taken on to fund the AU purchase in fiscal 2007 and higher levels of short-term debt associated with higher working capital levels.

Higher EBIT, more than offset by higher integration, financing expenses and income taxes, resulted in a consolidated net loss from continuing operations of $1.9 million ($0.01 loss per share), compared to a loss of $5.1 million in the same quarter of the prior year ($0.06 loss per share).

Viterra generated cash flow provided by operations of $35.1 million ($0.17 per share) for the three months ended October 31, 2007, compared to $748,000 ($0.01 per share) in the same three months of 2006. The $34.4 million increase reflects higher EBITDA, offset by integration costs, and increased financing costs in the period.

### 7.1 Grain Handling and Marketing

EBITDA was $58.3 million, an improvement of $46.8 million over the prior quarter, reflecting both higher shipments and increased margins realized in the most recent quarter, offset by higher operating expenses.

Viterra shipped 4.4 million tonnes in the quarter, 2.3 million tonnes more than the same period a year ago, mainly a result of additional volumes flowing through AU facilities. The 32.1% improvement in margins in the most recent quarter included the impact of mark-to-market contract revaluations which improved gross profit by about $4.1 million ($0.94/tonne) for the three-month period. Margin performance also benefited from a focus on inventory management which contributed to positive country and terminal inventory audit gains, open market grain position basis appreciation (a factor of improved market conditions and crop quality in the period), and merchant margin improvements. The reported market share of 44% reflects the consolidated market share for the Company, fully adjusted for the acquisition of AU and the impact of the related divestitures.

Offsetting the $69.3 million improvement in gross profit were additional Operating, General and Administrative ("OG&A") expenses of $22.5 million. This included OG&A expenses associated with the AU operations of $26.8 million, offset in part by a $4.7 million pension plan gain booked in the most recent quarter.

EBIT for the Grain Handling and Marketing segment was $45.0 million for the three months ended October 31, 2007, compared to EBIT of $8.4 million in the same quarter of 2006.

### 7.2 Agri-Products

Agri-Products sales were very strong in the quarter, rising by $124.0 million to $172.8 million for the three months ended October 31, 2007. Sales attributable to AU and the higher ownership in Westco account for about $102.6 million of the increase, of which about $76.5 million represented strong fertilizer sales activity during the period. The balance of the increase was due largely to improved fertilizer activity, a result of both higher prices and volumes. Higher commodity prices favourably influenced improved sales volumes through the quarter as producers elected to pre-buy fertilizer products to avoid the risk of higher fertilizer prices in the spring. An early harvest and favourable weather patterns in the fall also contributed to increased fertilizer application during the period. Margins remained strong through the quarter and, combined with the incremental gross profit of AU, contributed to an increase in gross profit of $35.9 million in the quarter relative to the comparable quarter of the prior year.

EBITDA improved by $13.5 million in the quarter to $9.2 million, compared to the same period in 2006, a result of higher gross profit offset, in part, by higher OG&A expenses. OG&A expenses increased by $22.5 million, with additional expenses associated with AU operations accounting for about $21.4 million in the period.

EBIT for the Agri-Products segment for the final quarter of 2007 was a loss of $5.6 million, compared to an EBIT loss of $7.1 million for the same quarter of 2006.

### 7.3 Agri-Food Processing

Segment sales for the latest quarter were $49.3 million, 35.6% higher than the $36.3 million reported in the same quarter ended October 31, 2006. Volumes were also up over the prior quarter, increasing by 30.9% compared to the same quarter in 2006, with average margins increasing by 16.4% to $66.31 per tonne compared to $56.95 per tonne in 2006. EBITDA of $6.0 million improved by $2.9 million (95.2%) in the quarter ended October 31, 2007 compared to the same period in 2006, due to improved sales volumes and margins and lower operating expenses. EBIT for the last quarter of 2007 improved by $2.7 million, to $4.3 million, compared to EBIT of $1.6 million in the same quarter of 2006.

### 7.4 Livestock Feed and Services

Gross profit and net revenues from services in this segment for the quarter was $14.9 million. After OG&A expenses of $12.4 million, EBITDA in the most recent quarter was $2.5 million. Feed margins in the most recent quarter were $42.86 per tonne, a result of improved margins in the Canadian market, which helped offset slightly lower margins realized earlier in the year. Although feed sales prices tend to respond to the cost of inputs, timing can sometime affect margin performance as it did in the most recent quarter when market price changes lagged lower production input costs, contributing to slightly higher margins in the quarter compared to the July quarter of this year.

Results for the quarter also include a $1.1 million loss in non-feed gross profit, largely a result of a $2.0 million loss attributable to the Company's equity share in Puratone, a hog production company in which Viterra has a 31.4% ownership interest. Current period hog operations and investments have suffered from the impact of the high Canadian dollar, high feed ingredient prices and cyclically low finished hog prices (denominated in U.S. dollars – "USD").

EBIT was a loss of $299,000 for the three months ended October 31, 2007.

### 7.5 Financial Products

EBITDA of $3.2 million in Financial Products relates primarily to fees generated by Viterra Financial and Unifeed Financial in the quarter. Although higher input prices led to increased credit utilization and interest revenue this past quarter, funding costs also increased as a result of higher interest costs. EBIT for the quarter was $3.1 million.

### 7.6 Corporate

Corporate expenses of $21.1 million in 2007 (2006 - $8.2 million) included $8.9 million of additional expenses associated with AU. The additional increase in expenses in the quarter was due mainly to higher wages and increased benefit costs associated with the impact of the Company's operating performance and stock price on its short-term and long-term incentive plans.

## 8. ANNUAL FINANCIAL INFORMATION

### 8.1 Summary of Consolidated Results

| Select Consolidated Financial Information (in thousands - except percentages and per share amounts) | Actual [1] 12 Months ended Oct 31, 2007 | Actual [1] 12 Months ended Oct 31, 2006 | Better (Worse) | Actual 15 Months ended Oct 31, 2007 | Actual 12 Months ended July 31, 2006 | Better (Worse) |
|---|---|---|---|---|---|---|
| Sales and other operating revenues | $ 3,535,174 | $ 1,642,674 | $ 1,892,500 | $ 3,875,816 | $ 1,575,656 | $ 2,300,160 |
| Gross profit and net revenues from services | $ 586,409 | $ 263,963 | $ 322,446 | $ 636,041 | $ 260,155 | $ 375,886 |
| Operating, general and administrative expenses | (328,372) | (183,603) | (144,769) | (375,828) | (182,270) | (193,558) |
| EBITDA | 258,037 | 80,360 | 177,677 | 260,213 | 77,885 | 182,328 |
| Amortization | (62,940) | (28,410) | (34,530) | (70,391) | (27,727) | (42,664) |
| EBIT | 195,097 | 51,950 | 143,147 | 189,822 | 50,158 | 139,664 |
| Integration expenses (Note 4) | (20,029) | - | (20,029) | (20,029) | - | (20,029) |
| Provision for pension settlement (Note 14(b)) | (5,000) | (15,000) | 10,000 | (5,000) | (15,000) | 10,000 |
| Gain on disposal of assets (Note 19) | 35,234 | 3,199 | 32,035 | 35,287 | 3,272 | 32,015 |
| Financing expenses (Note 16) | (33,994) | (16,184) | (17,810) | (36,178) | (19,744) | (16,434) |
| Costs on redemption of Senior Subordinated Notes (Note 16) | - | (11,209) | 11,209 | - | (11,209) | 11,209 |
| | 171,308 | 12,756 | 158,552 | 163,902 | 7,477 | 156,425 |
| Provision for corporate taxes (Note18) | | | | | | |
| Current | (2,540) | (1,595) | (945) | (2,617) | (1,726) | (891) |
| Future | (57,567) | (15,485) | (42,082) | (55,218) | (12,595) | (42,623) |
| Earnings (loss) from continuing operations | $ 111,201 | $ (4,324) | $ 115,525 | $ 106,067 | $ (6,844) | $ 112,911 |
| Net recovery from discontinued operations (Note 23) | $ - | $ 7,375 | $ (7,375) | $ - | $ 7,375 | $ (7,375) |
| Net earnings (loss) | $ 111,201 | $ 3,051 | $ 108,150 | $ 106,067 | $ 531 | $ 105,536 |
| Earnings (loss) per share | $ 0.80 | $ 0.03 | $ 0.77 | $ 0.82 | $ 0.01 | $ 0.81 |

[1] These results reflect the actual unuaudited consolidated operating results for the Company for the period November 1 to October 31 to align with the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of Acquisition). Results for the 12 months ended October 31, 2006 are obtained by deducting the unaudited operating results for the three months ended October 31, 2005 from the audited operating results of the Company for the 12 months ended July 31, 2006, and by adding the unaudited operating results for the Company for the three months ended October 31, 2006. Results for the 12 months ended October 31, 2007 are obtained by deducting the unaudited operating results for the three months ended October 31, 2006 from the audited operating results of the Company for the 15 months ended October 31, 2007.

Consolidated sales and other operating revenues for the 12-month period ended October 31, 2007 were $3.5 billion, up from $1.6 billion for the same period of the prior year. Sales improved in all segments, with Grain Handling and Marketing achieving the largest year-over-year increase of $1.3 billion, followed by Agri-Products sales of $401.3 million (both of which include incremental sales attributable to AU) and the Agri-Food Processing segment at $37.6 million. Sales and other operating revenue in the Company's new business segments of Livestock Feed and Services and Financial Products acquired from AU totalled $187.5 million, representing sales and other revenue contributed since May 29, 2007.

Viterra generated $258.0 million in EBITDA for the 12 months ended October 31, 2007 compared to $80.4 million in the 12 months ended October 31, 2006, an improvement of $177.7 million. Incremental EBITDA contributed by AU since May 29, 2007 accounted for $114.5 million of this increase. The remaining improvement was largely a result of improved gross profit and net revenue from services.

| Breakdown of EBITDA By Segment (*$ millions*) | *12 Months ended October 31,* 2007 AU | 2007 Pool | 2007 Viterra | 2006 Pool | *15 Months ended October 31,* 2007 AU | 2007 Pool | 2007 Viterra | *12 Months ended* July 31, 2006 Pool |
|---|---|---|---|---|---|---|---|---|
| Grain Handling and Marketing | $ 68.7 | $ 94.2 | $ 162.9 | $ 68.6 | $ 68.7 | $ 105.7 | $ 174.4 | $ 63.6 |
| Agri-Products | 52.2 | 71.8 | 124.0 | 28.9 | 52.2 | 67.6 | 119.8 | 29.1 |
| Agri-Food Processing | - | 18.2 | 18.2 | 16.3 | - | 21.3 | 21.3 | 18.3 |
| Livestock Feed and Services | 5.5 | - | 5.5 | - | 5.5 | - | 5.5 | - |
| Financial Products | 3.9 | - | 3.9 | - | 3.9 | - | 3.9 | - |
| Corporate | (15.8) | (40.7) | (56.5) | (33.4) | (15.8) | (48.9) | (64.7) | (33.1) |
| | $ 114.5 | $ 143.5 | $ 258.0 | $ 80.4 | $ 114.5 | $ 145.7 | $ 260.2 | $ 77.9 |

A complete description of each segment's operating performance begins in Section 8.2.

Amortization of $62.9 million for the 12-month period ended October 31, 2007 increased by $34.5 million over the $28.4 million reported in the same period of the prior year. The addition of the AU assets in May 2007 accounted for $30.8 million of this increase. With the assets acquired from AU reflected at their fair market value at the time of the acquisition (see Section 11, "Restructuring and Integration Matters"), AU's amortization expense includes approximately $12 million of additional amortization associated with the higher fair value attributed to those assets compared to their historical values. Additional increases in amortization expense reflect additional amortization on the Company's Cascadia port terminal (the 50% interest acquired in 2007) and higher amortization in the Company's Agri-Food Processing segment.

Integration costs of $20.0 million in fiscal 2007 reflect severance, consulting and advisory costs, and other integration costs incurred by the Company during the period. As described in more detail in Section 11, 'Restructuring and Integration Matters', additional integration costs incurred by AU were accrued as part of the acquisition cost of the AU shares.

Financing expenses of $34.0 million for the 12 months ended October 31, 2007 increased by $6.6 million over total financing expenses for the same period of the prior year. This is a result of the incremental borrowing required to fund part of the AU purchase, plus additional interest expense incurred on the AU debt that was assumed on acquisition. The increase in interest in the current year was offset by a current period reduction associated with the absence of an $11.2 million expense incurred in 2006 for the redemption of the Company's Senior Subordinated Notes.

The gain on disposal of assets of $35.2 million recorded in fiscal 2007 includes a $30.4 million gain on the sale of Viterra's North Shore terminal to Cargill (see discussion of "Restructuring and Integration Matters" in Section 11) and a $4.7 million gain on the Company's disposition of its shares in WCE. The gain on disposal of assets in the prior year of $3.3 million includes a $2.4 million gain on the sale of the Company's interest in the Lloydminster joint venture, together with gains on the sale of assets in the ordinary course of business.

Corporate taxes for the 12-month period ended October 31, 2007 were $60.1 million, an increase of $43.0 million over the same period in 2006. Taxes in the prior year included an $11.8 million charge to reflect the impact of declining federal tax rates on the valuation of the Company's future tax asset. Excluding this prior year adjustment, the effective tax rate for the trailing 12-month period ended October 31, 2007 was 35.1%, compared to 41.1% in 2006. A reconciliation of these tax rates to the related statutory rate in 2007 and 2006 can be found in Note 18 of the Consolidated Financial Statements. With the Company's loss carryforwards, current taxes largely reflect taxes in the Company's subsidiary operations and in the 12-month period ended October 31, 2007, increased by $945,000 to $2.5 million.

Net earnings from continuing operations increased by $115.5 million to $111.2 million for the 12 months ended October 31, 2007, compared to a loss from continuing operations of $4.3 million reported in the same period of the prior year.

Earnings per share for fiscal 2007 were $0.82 per share, compared to earnings of $0.01 per share reported for the 12 months ended July 31, 2006. On a trailing 12-month basis to October 31, 2007, earnings per share were $0.80 per share, an increase of $0.77 over the $0.03 per share reported in the same period of 2006.

## 8.2 Grain Handling and Marketing

| **Grain Handling and Marketing** *(in thousands - except percentages and margins)* | | Actual[1] 12 Months ended Oct 31, 2007 | Actual[1] 12 Months ended Oct 31, 2006 | *Better (Worse)* | Actual 15 Months ended Oct 31, 2007 | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|---|
| Gross profit and net revenues from services | | $ 309,642 | $ 165,166 | $ 144,476 | $ 348,631 | $ 159,022 | $ 189,609 |
| Operating, general and administrative expenses | | (146,730) | (96,595) | (50,135) | (174,192) | (95,450) | (78,742) |
| EBITDA | | 162,912 | 68,571 | 94,341 | 174,439 | 63,572 | 110,867 |
| Amortization | | (27,084) | (11,896) | (15,188) | (30,259) | (11,579) | (18,680) |
| EBIT | | $ 135,828 | $ 56,675 | $ 79,153 | $ 144,180 | $ 51,993 | $ 92,157 |
| Operating Highlights | | | | | | | |
| [A] Industry receipts - six major grains *(tonnes)* | | 33,131 | 32,720 | 1.3% | 41,676 | 31,816 | 31.0% |
| [B] Industry shipments - six major grains *(tonnes)* | | 33,625 | 33,075 | 1.7% | 42,230 | 32,120 | 31.5% |
| [C] Primary Elevator receipts *(tonnes)* * | | 11,269 | 7,930 | 42.1% | 13,400 | 7,721 | 73.6% |
| Primary Elevator shipments (tonnes) | | 12,491 | 8,238 | 51.6% | 14,569 | 7,914 | 84.1% |
| [D] Six Major Grains | | 12,057 | 8,070 | 49.4% | 14,093 | 7,766 | 81.5% |
| [E] Industry terminal handle - six major grains *(tonnes)* | | 22,616 | 23,763 | (4.8%) | 28,877 | 23,110 | 25.0% |
| [F] Port Terminal receipts *(tonnes)* | | 7,711 | 6,126 | 25.9% | 9,153 | 6,017 | 52.1% |
| Vancouver | | 4,094 | 3,431 | 19.3% | 4,714 | 3,641 | 29.5% |
| Thunder Bay | | 2,148 | 1,606 | 33.7% | 2,665 | 1,463 | 82.2% |
| Prince Rupert Grain (Company share) | | 1,469 | 1,089 | 34.9% | 1,774 | 913 | 94.3% |
| Market Share *(%)* - Country Receipts * | [C]/[A] | 34.0% | 24.2% | 9.8 pt | 32.2% | 24.3% | 7.9 pt |
| Market Share *(%)* - Shipments * | [D]/[B] | 35.9% | 24.4% | 11.5 pt | 33.4% | 24.2% | 9.2 pt |
| Margin *($ per grain tonne shipped)* | | $ 24.79 | $ 20.05 | 23.6% | $ 23.93 | $ 20.09 | 19.1% |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

* *Represents six major grains*

Viterra determines its market share based on primary elevator receipts and, excluding the impact of AU, its market share for the 12 months ended October 31, 2007 was essentially unchanged from the prior year. However, AU's grain handling network increased the Company's primary elevator receipts by 3.3 million tonnes, representing the main reason for higher consolidated market share in all three Prairie provinces during the year.

Despite the higher market share of 34% reported in the 12-month period ended October 31, 2007, the proportion of the Company's receipts relative to the industry are not indicative of a normalized market share during the period, since the Company's results only include AU's receipts since May 29, 2007. Management expects that once the annualized impact of the market share attributable to AU (post divestiture) is considered, the market share of Viterra will normalize at about 42 to 45%, aligning with its performance in its most recent quarter. (See quarterly results in Section 7.1 "Grain Handling and Marketing").

For the trailing 12-month period ended October 31, 2007, Viterra's total shipments increased to 12.5 million tonnes compared to 8.2 million tonnes for the same period of the prior year. The increase of 4.3 million tonnes (51.6%) exceeds the 1.7% improvement posted by the industry as a whole due to 4.2 million tonnes shipped through the AU facilities since May 29, 2007.

CWB shipments accounted for about 52% (2006 – 57%) of the Company's total shipments for the 12 months ended October 31, 2007 compared to the industry, which shipped about 58% (2006 – 58%). The decrease in the Company's CWB shipments relative to the industry reflects higher non-CWB shipments in the latest 12-month period due to rising demand for oilseeds products. As Viterra is now the leading merchandiser and exporter of canola in Western Canada, management expects to see its proportion of CWB to non-CWB grains continue to reflect a more even split.

Although terminal handlings for the industry were down 1.1 million tonnes (4.8%) for the 12 months ended October 31, 2007 compared to 2006, Viterra's combined volumes through its Vancouver and Thunder Bay port terminals rose to 6.2 million tonnes in the latest 12-month period, an increase of 1.2 million tonnes (23.9%). This increase was due to additional volumes attributable to the AU-owned terminals, which added 2.6 million tonnes for the period. Excluding the incremental shipments from AU, terminal handlings for the Company declined by about 1.0 million tonnes from the prior year. The Company's share of port terminal volume compared to the industry declined due to lower volumes at the Port of Vancouver in 2007 because of lower third-party tonnes handled by the Company (a result of increased competition in the Vancouver port), the labour strike at Canadian National Railway Company ("CN") during the early part of the year and operational shutdowns at CN and Canadian Pacific Railway Limited ("CP") which affected rail lines servicing the Company's North Shore terminal.

On a trailing 12-month basis, Viterra's share of shipments through the Prince Rupert Grain ("PRG") terminal (owned by a consortium that includes Viterra, Cargill, and JRI) was up 380,000 tonnes (34.9%), of which 328,000 tonnes comes from the higher ownership percentage acquired through AU. Excluding the additional tonnes contributed through AU, the Company's PRG shipments increased 4.8% compared to an overall increase in PRG shipments of about 9.9%. Management expects that its interest in PRG's shipments will decline next year as Cargill and JRI ship additional volumes through the terminal from the primary elevator facilities they acquired from the Company in 2007.

Gross margin improved by $4.74 per tonne to $24.79 per tonne compared to $20.05 per tonne in the prior year. Included in margins for the most recent 12-month period is a gain of $4.1 million ($0.33 per tonne) accrued on the mark-to-market revaluation of AU grain contracts to reflect the recent strength in commodity prices. Notwithstanding the competitive environment that influences prices offered at the farm gate, the Company achieved higher margins in 2007, a result of better inventory management, which contributed to positive country and terminal inventory audit gains, open market grain position basis appreciation (a factor of improved market conditions and crop quality in the period), better terminal efficiency, higher blending gains, logistics efficiencies, merchant margin improvements, and additional profits on screening byproducts sold in 2007.

OG&A expenses for the year increased by $50.1 million, of which $51.0 million was attributable to operating expenses of AU for the period since May 29, 2007. Excluding the AU expenses, expenses declined by $819,000 due to a $4.7 million pension gain associated with the plan at Thunder Bay, offset in part by higher salaries, wages, and repairs and maintenance expenses.

EBITDA rose by $94.3 million to $162.9 million for the 12 months ended October 31, 2007, from $68.6 million in the same period of 2006. The contribution to EBITDA from AU during this period was $68.7 million. Gains booked on the revaluation of the grain contracts and the Company's pension plan accounted for an additional $8.8 million of the increased EBITDA, with the remaining improvement in EBITDA due to higher margins in grain handling.

## 8.3 Agri-Products

| **Agri-Products** *(in thousands - except percentages)* | **Actual[1] 12 Months ended Oct 31, 2007** | **Actual[1] 12 Months ended Oct 31, 2006** | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Gross profit and net revenues from services | $ **219,176** | $ 76,692 | *$ 142,484* | $ **225,206** | $ 77,104 | *$ 148,102* |
| Operating, general and administrative expenses | **(95,143)** | (47,815) | *(47,328)* | **(105,445)** | (48,040) | *(57,405)* |
| EBITDA | **124,033** | 28,877 | *95,156* | **119,761** | 29,064 | *90,697* |
| Amortization | **(25,551)** | (11,182) | *(14,369)* | **(28,341)** | (11,017) | *(17,324)* |
| EBIT | $ **98,482** | $ 17,695 | *$ 80,787* | $ **91,420** | $ 18,047 | *$ 73,373* |
| Operating Highlights | | | | | | |
| Seed, Fertilizer, Crop Protection, Other Sales | $ **934,622** | $ 533,357 | *$ 401,265* | $ **983,449** | $ 538,984 | *$ 444,465* |
| Fertilizer * | $ **475,669** | $ 331,431 | *$ 144,238* | $ **508,909** | $ 336,258 | *$ 172,651* |
| Crop Protection | $ **342,117** | $ 134,688 | *$ 207,429* | $ **352,484** | $ 133,747 | *$ 218,737* |
| Seed | $ **65,694** | $ 49,371 | *$ 16,323* | $ **66,190** | $ 49,286 | *$ 16,904* |
| Equipment sales and other revenue | $ **51,142** | $ 17,867 | *$ 33,275* | $ **55,866** | $ 19,693 | *$ 36,173* |
| Margin *(% of Sales)* | **23.5%** | 14.4% | *9.1 pt* | **22.9%** | 14.3% | *8.6 pt* |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

* *Consolidated sales from retail operations and Westco third-party sales*

Agri-Product sales increased by $401.3 million to $934.6 million for the 12 months ended October 31, 2007 compared to the same period of 2006. Sales for the most recent 12 months include $389.8 million attributable to AU and the increased ownership interest in Westco in the year. The balance of the increase reflects higher retail sales among all product lines. Fertilizer sales increased by $47.8 million over the prior year due to both higher prices and volumes in both the spring and fall season.

Gross profit and other revenue of $219.2 million increased by $142.5 million in the trailing 12-month period ended October 31, 2007 over the $76.7 million in the prior comparative year. Incremental gross profit associated with AU and the higher ownership in Westco accounted for $96.7 million of this increase. Although improved margins in crop protection, seed and equipment collectively accounted for another $6.7 million of the increase, the balance was driven by improved profitability in fertilizer.

Natural gas is a key input in manufacturing fertilizer and, consequently, changes in the pricing of natural gas will drive the profitability in this segment. Typically, during the summer months, excess supply keeps natural gas prices and fertilizer manufacturing costs down. The opposite effect occurs in winter, when supplies become tighter. Fertilizer prices often increase from the time Viterra either manufactures or acquires inventory in the fall until it retails the products in the spring. In 2007, this was more pronounced than usual and Viterra experienced significant inventory value appreciation during the period, a factor of the lower natural gas prices in the fall of 2006, which reduced manufacturing costs in the early part of the year, combined with extremely strong fertilizer prices in the spring. These higher fertilizer prices were largely a factor of the marketplace, a combination of tighter supplies and much higher demand driven by the rising corn production in the U.S.

In the comparative period in 2006, Viterra experienced the opposite phenomenon. During 2006, the impact of hurricane Katrina reversed the normal pricing patterns for natural gas, causing prices to increase in the late summer and early fall months when companies like Viterra manufacture or purchase product for resale. North America then experienced an unusually warm winter, which reduced natural gas consumption and prices. The price appreciation that usually occurs in the spring following cold winters did not take place in 2006 and, consequently, margins were not as high as in the previous year. The result of these back-to-back events was a year-over-year improvement in fertilizer gross margins of $35.3 million for the year.

OG&A expenses of $95.1 million for the 12 months ended October 31, 2007 increased by $47.3 million from $47.8 million in the prior year. The increase was due largely to $44.5 million in increased expenses associated with AU and the incremental ownership interest in Westco. Higher salaries and wages and increased expenses related to rental and services accounted for the balance of the increase, offset in part by improved collections on bad debts, a result of higher commodity prices, crop quality and producer returns in the year.

EBITDA for the 12 months ended October 31, 2007 improved by $95.2 million to $124.0 million, due to higher gross profits in all product lines, particularly fertilizer.

## 8.4 Agri-Food Processing

| **Agri-Food Processing** *(in thousands - except percentages and margins)* | **Actual [1] 12 Months ended Oct 31, 2007** | **Actual [1] 12 Months ended Oct 31, 2006** | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Gross profit and net revenues from services | $ 25,576 | $ 22,105 | 15.7% | $ 30,189 | $ 24,029 | 25.6% |
| Operating, general and administrative expenses | (7,352) | (5,797) | (26.8%) | (8,867) | (5,691) | (55.8%) |
| EBITDA | 18,224 | 16,308 | 11.7% | 21,322 | 18,338 | 16.3% |
| Amortization | (6,241) | (5,332) | (17.0%) | (7,727) | (5,131) | (50.6%) |
| EBIT | $ 11,983 | $ 10,976 | 9.2% | $ 13,595 | $ 13,207 | 2.9% |
| Operating Highlights | | | | | | |
| Sales and other operating revenues | $ 166,861 | $ 129,223 | 29.1% | $ 203,209 | $ 122,253 | 66.2% |
| Tonnes sold | 342 | 292 | 17.1% | 423 | 277 | 52.7% |
| Margin per tonne | $ 74.78 | $ 75.70 | (1.2%) | $ 71.37 | $ 86.75 | (17.7%) |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Agri-Food Processing sales were up 29.1% to $166.9 million in the 12-month period ended October 31, 2007, compared to $129.2 million last year. Wholly-owned Can-Oat's sales rose 27.2% during the most recent 12-month period, with volumes up about 15%. Can-Oat's improvement reflects the full year results of the Barrhead facility acquired in 2006, as well as higher demand for finished products such as oat flakes, bran and bran flour. Demand for these products by cereal and breakfast bar manufacturers continues to grow, influenced by the increasingly health-conscious whole grain consumer market.

Viterra's share in Prairie Malt's sales and other revenue increased 34.8% for the 12 months ended October 31, 2007 compared to the same period in 2006. This was due to higher commodity prices created by stronger worldwide demand.

Stronger sales in this segment contributed to a 15.7% increase in gross profit for the 12 months ended October 31, 2007, a result of higher sales volumes in both Can-Oat and Prairie Malt relative to the comparable period in 2006, offset in part by lower average margins per tonne. Improvements in gross profit in the most recent 12 months reflect the incremental contribution from the Barrhead facility in the current year, reduced in part by weaker oat margins as a result of a poorer quality oat crop at the beginning of the year, together with foreign exchange losses associated with the stronger Canadian dollar in 2007, and higher processing overheads.

Segment EBITDA was $18.2 million for the 12 months ended October 31, 2007, up from $16.3 million in the prior year, with increased gross profit in both Can-Oat and Prairie Malt offsetting higher OG&A expenses. OG&A expenses increased by $1.6 million in the 12 months ended October 31, 2007 over the comparable period last year, due mainly to higher OG&A expenses in Can-Oat associated with the Barrhead acquisition. The balance of the increase in expenses in Can-Oat reflects an increase in benefits costs associated with Can-Oat's long-term incentive plan.

## 8.5 Livestock Feed and Services

| **Livestock Feed and Services** *(in thousands - except percentages and margins)* | **Actual[1] 12 Months ended Oct 31, 2007** | Actual[1] 12 Months ended Oct 31, 2006 | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Gross profit and net revenues from services | $ 25,788 | $ - | $ 25,788 | $ 25,788 | $ - | $ 25,788 |
| Operating, general and administrative expenses | (20,329) | - | (20,329) | (20,329) | - | (20,329) |
| EBITDA | 5,459 | - | 5,459 | 5,459 | - | 5,459 |
| Amortization | (3,889) | - | (3,889) | (3,889) | - | (3,889) |
| EBIT | $ 1,570 | $ - | $ 1,570 | $ 1,570 | $ - | $ 1,570 |
| Operating Highlights | | | | | | |
| Feed sales *(tonnes)* | 627 | - | 100.0% | 627 | - | 100.0% |
| Non-feed sales and revenue from services | $ 19,247 | $ - | 100.0% | $ 19,247 | $ - | 100.0% |
| Feed margin *($ per feed tonne sold)* | $ 41.28 | $ - | 100.0% | $ 41.28 | $ - | 100.0% |
| Non-feed gross profit and net revenue from services | $ (94) | $ - | 100.0% | $ (94) | $ - | 100.0% |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

As a new reporting segment for the Company following the acquisition of AU, results for the Livestock Feed and Services segment in 2007 only reflect results from the acquisition date of May 29, 2007.

During this period, feed sales of $171.3 million ($273.26 per tonne) reflect higher sales values associated with increasing commodity prices. As noted earlier, feed sales prices typically fluctuate in response to the cost of the underlying ingredients and, with feed grain prices strong during the year, sales prices have responded accordingly.

Gross profit on feed for this period was $25.9 million (or $41.28 per tonne), with higher margins in the most recent quarter offsetting lower margins reported in the July quarter. Higher margins in the last quarter of the year were due to the timing of sales price reductions, which lagged lower production input costs, combined with some shifts in favour of higher product mix.

Seasonal variability in margins is not uncommon, more particularly in the U.S. market where higher margin feed consumption typically decreases in the spring and the product mix shifts to lower margin product. Nonetheless, margins typically stabilize over a 12-month period and remain relatively consistent year-over-year, with margins of $41 to $43 per tonne reflecting an average annualized margin.

Results for the current year also include a $94,000 loss in non-feed gross profit, of which $2.0 million is attributable to the Company's equity share in Puratone. The loss in Puratone in 2007 reflects the current downturn in the hog cycle and the stronger Canadian dollar, which both contributed to weaker hog markets in the year.

## 8.6 Financial Products

| **Financial Products** *(in thousands - except percentages)* | **Actual [1] 12 Months ended Oct 31, 2007** | **2006** | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Gross profit and net revenues from services | $ 6,227 | $ - | $ 6,227 | $ 6,227 | $ - | $ 6,227 |
| Operating, general and administrative expenses | (2,332) | - | (2,332) | (2,332) | - | (2,332) |
| EBITDA | 3,895 | - | 3,895 | 3,895 | - | 3,895 |
| Amortization | (175) | - | (175) | (175) | - | (175) |
| EBIT | $ 3,720 | $ - | $ 3,720 | $ 3,720 | $ - | $ 3,720 |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Financial Products is another new reporting segment for Viterra and results for the current year reflect the results of operations since the acquisition date of AU on May 29, 2007. As the products for Viterra Financial and Unifeed Financial were not available to Pool customers during the period, the EBITDA of $3.9 million reflects the earnings attributable to AU's agri-product and livestock customers.

Increases in input prices contributed to higher credit utilization and interest revenue during the period; however, these gains were offset, in part, by higher interest funding costs.

## 8.7 Corporate

| **Corporate Expenses** *(in thousands)* | **Actual [1] 12 Months ended Oct 31, 2007** | **2006** | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Operating, general and administrative expenses | $ (56,486) | $ (33,396) | (23,090) | $ (64,663) | $ (33,089) | (31,574) |
| Amortization | - | - | | - | - | |
| EBIT | $ (56,486) | $ (33,396) | (23,090) | $ (64,663) | $ (33,089) | (31,574) |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Corporate expenses for the 12-month period ended October 31, 2007 increased by $23.1 million compared to the same period in 2006. Additional expenses associated with AU accounted for $15.8 million during the 12-month period. Other increases in expenses largely reflect higher wages, increased benefit costs associated with the impact of the Company's operating performance and stock price on its short-term and long-term incentive plans, higher compliance and regulatory costs associated with the Company's acquisition of AU, and additional provincial capital taxes accrued in 2007 to reflect the growth in the Company's capital base.

## 8.8 Outlook

*In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" on page 65 of this report.*

On December 6, 2007, Statistics Canada estimated western Canadian 2007 production of the six major grains to be about 45.3 million tonnes, compared to last year's production of 47.1 million tonnes and a 10-year average of 47.7 million tonnes. Spring wheat production is estimated to be down about 26% from the prior year, offset in part by an estimated 10% increase in durum wheat production. Canola production estimates have been revised from earlier estimates and are now expected to decline about 3.2% from the prior year. With the reduced production levels and near record commodity prices driven by increased demand, carry-out stocks for the 2008 crop year are expected to be at or near record lows for most crops.

The grain industry typically ships about 64% of the grain produced during the most recent Crop Year over the course of the subsequent 12 months. Based on these averages, the primary grain elevator network would expect to ship about 29 million tonnes of grain in 2008 (excluding drawdowns of carry-out stocks) compared to total shipments of 33 million tonnes (which includes a drawdown of carry-out stocks of about 5 million tonnes) in the most recent 12 months. While management expects CWB exports to decline slightly from the prior year, canola exports are expected to increase, mitigating the impact on the Company's port terminal operations. With Viterra's leading Canadian position in the merchandising of canola, the Company is well positioned to benefit from a stronger canola program.

One of the key drivers influencing margins in the grain sector is crop quality and although this year's quality is lower than in 2006, it is still considered to be above average. Nearly 80% of the wheat crop is estimated to be in the top two grades with higher than average protein levels. Canola quality is also good, with the majority of the crop grading in the top grade, with average oil content estimated at 42.8% this year compared to 44.6% a year earlier. Malt barley samples have shown a wide range in quality, with some areas producing exceptional quality while other areas had higher protein levels and low test weights, which could enhance blending opportunities for the Company in 2008. Production in Saskatchewan is estimated to have been about the same as in the prior year, while production in Alberta and Manitoba is estimated to be down about 7% and 5%, respectively, from 2006. With the greater diversification of the Company's geographic presence, Viterra is now less exposed to regionalized variability in production.

Strong commodity prices bode well for the Canadian agricultural industry and prices have improved due to tightening world supplies, greater demand for both food and feed grains, and expanding ethanol and biodiesel industries. For the Agri-Products segment, seed, crop protection, fertilizer and equipment sales are expected to benefit from high commodity prices in 2008. In 2007, higher commodity prices spurred production activity, which significantly contributed to higher demand for fertilizer, and continued supply pressures could increase fertilizer prices to record highs. Early indicators suggest that producers are planning to increase usage rates of fertilizer in 2008 to replenish depleted soil nutrient levels and maintain yield potential. To date, natural gas prices, the primary input in the production of nitrogen fertilizer, remain comparable to the prior year, which also bodes well for the profitability of Westco. Recent increases in fertilizer prices suggest that the Company can expect strong fertilizer sales and margins in 2008; however, it remains uncertain whether these price increases will be sustained and contribute to inventory appreciation in 2008. In addition, such factors as weather, pressures on supply and delivery, and producers' crop decisions could have a significant influence on current trends.

Viterra's oat processing operations also anticipate a good year in 2008. Viterra believes that the health-conscious consumer market is growing and, as a result, demand for whole grain, organic and convenience food products is expected to continue. Can-Oat's recent expansion project has resulted in additional primary capacity to feed the already expanded flaking and flour systems, and will enable the Company to better meet customer needs. Can-Oat continues to pursue opportunities that will allow it to leverage its processing expertise and relationships with key food manufacturers in the non-oat related processing sector.

Oat quality for the most recent crop year was variable, but generally average to very good for milling right across the Prairies. While commodity prices for oats are not expected to drive an increase in seeded oat acreage in the coming year, management believes there is a strong crop carry-out this year that will mitigate any decline from the high seeded acre production of five million tonnes in 2007.

The early harvest of Saskatchewan's barley crop is very positive for malting barley selections required by Viterra and its customers. Saskatchewan Agriculture and Food estimates that 41% of the barley will grade as malt, compared to the 10-year crop report average of 31% (Source: Final Crop Report for 2007).

On December 13, 2007, the federal government introduced amendments to the Canada Grain Act and clarified the role of the CGC. These amendments were based on extensive consultations with the grain industry. The key changes include

- The removal of Mandatory Inward Weighing and Inspection at Port Terminals. If required by shippers, this service would be conducted by third parties.
- An elimination of Terminal Weighovers and Audits. These could be undertaken by third parties as required.
- Eliminating CGC onsite inspection at primary elevators. Instead, samples will be submitted to CGC regional offices or onsite services may be provided by third parties.
- Any Security / Bonding requirements for grain dealers / grain companies are to be eliminated. As such, letters of credit and other bonding requirements previously imposed on the grain industry will no longer be necessary.
- In anticipation of changes to the elimination of grain grading on the basis of Kernel Visual Distinguishability, a number of changes have been introduced to support this move. One is to grant the power to the CGC to make producer delivery declarations mandatory and the second is to significantly increase producer penalties for misrepresentation of grain deliveries.

This bill is expected to receive second and third reading in the House of Commons in 2008 and is anticipated to come into effect August 1, 2009. These changes provide greater flexibility and reduce inspection and other costs that are required to meet the needs of changing domestic and international markets.

In the livestock sector, higher feed ingredient costs are driving higher feed prices, which, at a time when producers are feeling the impact of a stronger Canadian dollar and a downturn in the hog cycle, could negatively affect the Canadian Livestock Feed and Services operations in 2008. Poultry and dairy producers are expected to be less affected as their returns are insulated by supply management programs. However, lower returns for hog farmers, particularly if there is a retraction in the hog industry, could reduce feed volume opportunities and heighten competitive pressures. Viterra's diversification among different species should mitigate some of this risk, as will the added benefit of U.S. operational diversification in 2008.

As at November 30, 2007, the collection of Viterra Financial™ accounts due on October 31, 2007 represented 84% of the outstanding balances at that date. As at January 4, 2008, the Company had already pre-approved 19,870 customers for $748.4 million in credit for the 2008 growing season, including credit approvals for former Pool customers. As noted previously, in January 2008, the arrangement with FCC will be discontinued and all credit for farm input purchases will be offered through Viterra Financial.

On December 14, 2007, the reduction to future federal income tax rates announced in Bill C-28 became substantively enacted. As a result, the Company will re-measure its future income tax assets and liabilities using the reduced rates applicable for 2008 and subsequent years. The Company is currently assessing the impact of these rate reductions and estimates that it will record an income tax recovery of about $12.6 million in the first quarter of fiscal 2008.

## 8.9 Select Three-Year Annual Financial Information

| **Select Annual Financial Information**<br>*For the period ended*<br>*($ millions - except per share amounts)* | **15 months ended October 31, 2007** | 12 months ended July 31, 2006 | 12 months ended July 31, 2005 |
|---|---|---|---|
| Sales and other operating revenues | **$ 3,875.8** | $ 1,575.7 | $ 1,383.5 |
| EBITDA | **$ 260.2** | $ 77.9 | $ 68.4 |
| EBIT | **$ 189.8** | $ 50.2 | $ 41.9 |
| Net income (loss) from continuing operations [1] | **$ 106.1** | $ (6.8) | $ 7.0 |
| Earnings (loss) from continuing operations per share [1] | | | |
| Basic and diluted | **$ 0.82** | $ (0.08) | $ (1.44) [2] |
| Net income (loss) | **$ 106.1** | $ 0.5 | $ 12.1 |
| Earnings (loss) per share | | | |
| Basic and diluted | **$ 0.82** | $ 0.01 | $ (1.26) [2] |
| Total assets | **$ 3,023.1** | $ 774.0 | $ 721.9 |
| Total long-term liabilities | **$ 480.3** | $ 141.6 | $ 189.9 |
| Cash dividends declared per share | **$ -** | $ - | $ - |

[1] Before discontinued operations

[2] The net loss per share reflects non-cash charges to retained earnings of $13.7 million in fiscal 2005 for the accretion of the equity component of the Convertible Subordinated Notes and a share capital inducement premium of $33.8 million in fiscal 2005 for Convertible Subordinated Noteholders as part of the Pool's Recapitalization Initiative. Noteholders received a premium on the conversion rate (3.5 million of additional shares valued at $33.8 million) as an inducement to convert their Notes on March 31, 2005.

The fiscal period results above for 2007 reflect a 15-month transitional period for the Company as a result of the change to the Company's fiscal period in 2007. In addition, the acquisition of AU in fiscal 2007 materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. The 2007 annual information presented above includes the consolidated results of the Company since the acquisition date of May 29, 2007, including the results of operations for the month of June for a number of facilities that were later sold to JRI and Cargill at the end of June 2007. More information regarding the results of operations for the 2007 period relative to 2006 can be found in the discussion in Sections 8.1 to 8.7.

The $192.2 million improvement in sales in 2006 from 2005 was mainly due to higher sales in the Grain Handling and Marketing segment, which increased 21.3% over the prior year. Improvements in Agri-Products (5.0%) and Agri-Food Processing (3.0%) also contributed to the increase. Solid performance in the Grain Handling and Marketing segment accounted for $21.9 million of the $9.5 million increase in EBITDA in fiscal 2006 compared to 2005, offset in part by a $12.6 million decline in EBITDA in the Company's Agri-Products segment. Higher EBITDA in Grain Handling and Marketing was a result of an additional 1.1 million tonne of grain shipments in 2006, together with higher margins per tonne. Weaker performance in the Company's Agri-Products segment in 2006 was due mainly to lower margins in fertilizer, a result of high natural gas prices (and high manufacturing costs) and lower fertilizer prices that year. For a more complete discussion on the results of the 2006 fiscal year relative to 2005, please see the Company's MD&A in its 2006 annual report.

# 9. LIQUIDITY AND CAPITAL RESOURCES

## 9.1 Cash Flow Information

| **Cash Flow Provided by Operations** *(in thousands - except per share amounts)* | **Actual[1] 12 Months ended Oct 31, 2007** | Actual[1] 12 Months ended Oct 31, 2006 | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| EBITDA | $ **258,037** | $ 80,360 | $ *177,677* | $ **260,213** | $ 77,885 | $ *182,328* |
| Add (Deduct): | | | | | | |
| Post employment benefits | **(3,162)** | (3,561) | *399* | **(2,931)** | (3,334) | *403* |
| Equity loss of significantly influenced companies | **1,833** | 31 | *1,802* | **1,794** | 72 | *1,722* |
| Other items | **1,485** | (47) | *1,532* | **1,635** | 44 | *1,591* |
| Adjusted EBITDA | **258,193** | 76,783 | *181,410* | **260,711** | 74,667 | *186,044* |
| Integration expenses (Note 4) | **(20,029)** | - | *(20,029)* | **(20,029)** | - | *(20,029)* |
| Cash interest expense | **(31,689)** | (16,128) | *(15,561)* | **(33,382)** | (19,192) | *(14,190)* |
| Pre-tax cash flow | **206,475** | 60,655 | *145,820* | **207,300** | 55,475 | *151,825* |
| Current income taxes | **(2,540)** | (1,595) | *(945)* | **(2,617)** | (1,726) | *(891)* |
| Cash flow provided by operations | $ **203,935** | $ 59,060 | $ *144,875* | $ **204,683** | $ 53,749 | $ *150,934* |
| Per share | $ **1.47** | $ 0.65 | $ *0.82* | $ **1.59** | $ 0.64 | $ *0.95* |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

Viterra recorded another successful year of operating results, generating $204.7 million in cash flow provided by operations in fiscal 2007 and $53.7 million in fiscal 2006. For the trailing 12 months ended October 31, 2007, cash flow provided by operations was $203.9 million compared to $59.1 million for the same period in 2006. The improvement in the 12-month period ended October 31, 2007 reflects higher EBITDA, offset by integration costs and higher cash interest incurred by Viterra during the period. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by the Company's capital cost allowance and loss carryforwards.

| **Cash Flow Provided by Operations** *(in thousands)* | **Actual[1] 12 Months ended Oct 31, 2007** | 2006 | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Earnings (loss) from continuing operations | $ **111,201** | $ (4,324) | $ 115,525 | $ **106,067** | $ (6,844) | $ 112,911 |
| Adjustments for items not involving cash | **92,734** | 63,384 | 29,350 | **98,616** | 60,593 | 38,023 |
| Cash flow provided by operations | $ **203,935** | $ 59,060 | $ 144,875 | $ **204,683** | $ 53,749 | $ 150,934 |
| Changes in non-cash working capital items | **(144,764)** | (10,334) | (134,430) | **(150,645)** | (20,260) | (130,385) |
| Cash from discontinued operations | - | 10,778 | (10,778) | - | 17,509 | (17,509) |
| Cash flow provided by operating activities | $ **59,171** | $ 59,504 | $ (333) | $ **54,038** | $ 50,998 | $ 3,040 |
| **Free Cash Flow*** | | | | | | |
| Cash flow provided by operations | $ **203,935** | $ 59,060 | $ 144,875 | $ **204,683** | $ 53,749 | $ 150,934 |
| Property, plant and equipment expenditures | **(114,884)** | (38,658) | (76,226) | **(127,255)** | (29,985) | (97,270) |
| Proceeds on sale of property, plant and equipment | **433,851** | 3,726 | 430,125 | **433,950** | 3,739 | 430,211 |
| Other investing activities | **(7,924)** | (871) | (7,053) | **(13,007)** | (1,174) | (11,833) |
| Free Cash Flow | $ **514,978** | $ 23,257 | $ 491,721 | $ **498,371** | $ 26,329 | $ 472,042 |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1
** See Non-GAAP terms below*

Free cash flow is measured by cash flow provided by operations less capital expenditures, net of proceeds and other investing activities (excluding business acquisitions). For the 12 months ended October 31, 2007, free cash flow improved by $491.7 million to $515.0 million from the comparable period of the prior year. This was due largely to the proceeds received on the asset divestitures during the period, together with improved cash flow from operations. Proceeds included $255 million for the sale of property, plant and equipment assets to JRI, $84 million for the sale of the Company's North Shore facility (which was used to purchase the Company's 50% ownership interest in Cascadia – see Section 9.1.2), $70 million for the sale of assets to Cargill, proceeds for AU's Vancouver port terminal, and proceeds received on asset sales in the ordinary course of business. As noted below, $255 million of the proceeds received from divested assets were applied to reduce long-term debt.

### 9.1.2 Investing Activities

Viterra's capital expenditures for the trailing 12 months ended October 31, 2007 were $114.9 million. Included in capital expenditures for the most recent 12-month period are capital expenditures of $85 million for the acquisition of the 50% ownership interest in Cascadia port terminal from Cargill, together with the upgrading of dust cleaning systems at its port terminals and the expansion of Can-Oat Milling's Portage la Prairie plant completed in March 2007.

Proceeds of $433.9 million included $255 million for the sale of property, plant and equipment assets to JRI, $84 million for the sale of the Company's North Shore facility (which was used to purchase the Company's 50% ownership interest in Cascadia), $70 million for the sale of assets to Cargill, proceeds for the sale of AU's Vancouver port terminal, proceeds for the Company's disposition of shares in WCE Holdings Inc., and proceeds received on asset sales in the ordinary course of business. As noted below, $255 million of the proceeds from divested assets were applied to reduce the Bridge Credit Facility ("Bridge Facility") in August 2007.

On an annualized basis, Viterra expects consolidated sustaining capital expenditures will be approximately $60 million, and these are expected to be funded by cash flow provided by operations.

## 9.2 Non-Cash Working Capital

| **Non-Cash Working Capital** *As at October 31 (in thousands)* | **2007 Consolidated** | 2007 AU | **2007 Adjusted Pool** | 2006 | *Increase (Decrease)* |
|---|---|---|---|---|---|
| Inventory | $ **768,817** | $ 472,163 | $ **296,654** | $ 182,570 | *$ 114,084* |
| Accounts receivable | **456,765** | 248,873 | **207,892** | 154,007 | *53,885* |
| Prepaid expenses and deposits | **51,685** | 9,915 | **41,770** | 11,200 | *30,570* |
| Accounts payable and accrued liabilities | **(712,703)** | (307,116) | **(405,587)** | (193,972) | *(211,615)* |
| | $ **564,564** | $ 423,835 | $ **140,729** | $ 153,805 | *$ (13 076)* |

Inventory levels at October 31, 2007 were $586.2 million higher than at October 31, 2006, which includes $472.2 million associated with the inventory balances consolidated from AU. The balance of the increase relates mainly to higher grain inventory levels, combined with higher commodity values.

Accounts receivable at October 31, 2007 were $302.8 million higher than at October 31, 2006. The balance at October 31, 2007 includes $248.9 million of accounts receivable attributable to AU. The remaining increase in receivables largely reflects higher trade receivables associated with increased sales at higher commodity prices during the quarter.

Accounts payable and accrued liabilities were up $518.7 million over the balance at October 31, 2006, which includes $307.1 million of payables and accruals in AU. Higher payables and accruals are largely due to an increase in the value of deferred cash tickets outstanding with producers as a result of higher commodity values this year.

## 9.3 Financing Activities

During the current fiscal year, Viterra conducted a number of financing activities to support its acquisition of AU, to consolidate the existing debt of the Pool and AU, and to position the Company for future growth. Highlights of these initiatives included

- February 15, 2007 to May 3, 2007: The Company raised about $920 million (before net underwriting fees of $37 million) through four subscription receipt offerings, comprised of three public market bought deals and a private placement. The 113,905,586 subscription receipts were exchanged into an equivalent number of common shares of the Company on May 29, 2007;
- May 28, 2007: The Company secured a non-revolving Bridge Facility of $750 million to fund $330 million for the acquisition of the AU shares and to repay $362 million of AU's Canadian and USD long-term debt. Borrowings (Canadian and USD) under this facility are either prime plus 1.5%, increasing to 1.75% after November 24, 2007 and 2.25% after February 22, 2008, or Banker's Acceptance/LIBOR-based plus 2.5%, increasing to 2.75% after November 24, 2007 and 3.25% after February 22, 2008;
- August 1, 2007: Viterra completed an offering for $200 million of 8.5% Senior

Unsecured Notes ("Series 2007-1 Notes") due on August 1, 2017. Proceeds were applied to reduce the short-term borrowings under the Bridge Facility;

- August 10, 2007: The Company applied $255 million of proceeds received from the sale of assets to JRI to reduce amounts owing under the Bridge Facility;
- August 10, 2007: Viterra secured a $600 million senior secured Revolving Credit Facility to fund the operating requirements of Viterra. The facility expires on August 10, 2010 and may be extended at the option of the Company for an additional two years. The Company may draw on the facility at an interest rate of Banker's Acceptances plus 0.9% to 1.5%, or at prime to prime plus 0.50%, subject to the continuing quality of the Company's fixed charge ratio;
- August 28 and 29, 2007: Viterra repaid $18.4 million in member loans to former AU members. The outstanding balance of the member loan program offered to Viterra members residing in Saskatchewan is $20.1 million.
- November 19, 2007: The Company exercised its option to increase the Revolving Credit Facility to $800 million.

The Company intends to refinance the remaining balance of the Bridge Facility ($235.3 million at October 31, 2007) with long-term debt. Further details of Viterra's financing activities are available in the Notes to the Consolidated Financial Statements.

As a result of the cash flow generated from operations and the financing activities undertaken during the year, the key financial ratios for the Company are as follows:

| **Key Financial Information *** *(in thousands - except percentages and ratios)* | **Actual [1] 12 Months ended Oct 31, 2007** | Actual 12 Months ended Oct 31, 2006 | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|
| Funded Debt, net of cash and cash equivalents | $ **599,526** | $ 55,626 | *$ (543,900)* | $ **599,526** | $ 33,047 | *$ (566,479)* |
| EBITDA | $ **258,037** | $ 80,360 | *$ 177,677* | $ **260,213** | $ 77,885 | *$ 182,328* |
| Ratios | | | | | | |
| Current Ratio | **1.33 x** | 1.94 x | *(0.61 pt)* | **1.33 x** | 2.28 x | *(0.95 pt)* |
| Total Debt to Equity | **31.1%** | 21.9% | *(9.2 pt)* | **31.1%** | 22.0% | *(9.1 pt)* |
| Long Term Debt to Equity | **14.6%** | 18.8% | *4.2 pt* | **14.6%** | 18.7% | *4.1 pt* |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

** See Non-GAAP terms below*

The Company's total funded debt, net of cash and short-term investments, of $599.5 million at October 31, 2007 increased by $543.9 million over the same period of 2006, due to increases in short-term and long-term debt and a $4.3 million decrease in the Company's consolidated cash balances at the end of October 2007. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries. The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

Long-term debt, including the current portion, was $311.1 million at October 31, 2007, up $201.2 million from the $109.9 million reported at the same time last year, due to the issuance of $200 million of the Senior Unsecured Notes in August 2007.

Short-term debt increased $334.2 million to $352.5 million at October 31, 2007, compared to $18.3 million reported at October 31, 2006. The majority of the additional short-term debt relates to the remaining balance of the Bridge Facility ($235.3 million), additional bank debt outstanding of $60 million under the revolving credit facility obtained in August 2007 and $40.7 million in additional short-term borrowings associated with the Company's proportionate share of subsidiaries and joint ventures.

Short-term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-product spring selling season and reflect the significant seasonal variations in that business segment. The Company's leverage ratio will typically decline to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. The level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

Cash and short-term investments arise due to timing differences in the receipt of cash and its application to reduce short-term borrowings. Cash and short-term investments at October 31, 2007 were $68.7 million, a decrease of $4.3 million from the same time in 2006. Excluding its proportionate share of joint ventures, Viterra held $44.1 million of short-term investments at October 31, 2007 compared to $58.7 million at the end of October 2006.

Management believes that cash flow from operations and the existing credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, integration and restructuring costs, and its debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Section 20 "Forward Looking Information")

## 9.4 Debt Ratings

| | Corporate Rating | Senior Unsecured Notes | Bridge Credit Facility | Bank Debt | Trend |
|---|---|---|---|---|---|
| Standard & Poor's | BB | BB | n/a | BBB- | Stable |
| Dominion Bond Rating Service Limited | n/a | BB (High) | BB (High) | n/a | Positive |

Following the completion of the acquisition of AU, on July 18, 2007, Dominion Bond Rating Services ("DBRS") upgraded its rating on the Senior Unsecured Notes of the Company to BB (High) from B (High) with a Positive Trend. DBRS also applied a BB (High) rating to the Company's new Bridge Credit Facility, also with a Positive Trend.

On July 19, 2007, Standard & Poor's raised the Company's ratings, including the long-term corporate credit rating, from B+ to BB. At the same time, all ratings on the Company were removed from Credit Watch with positive implications, where they were placed on April 16, 2007.

### 9.5 Contractual Obligations

**Contractual Obligations**
*(in thousands)*

| | | Principal Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1 to 3 Years | 4 to 5 Years | After 5 Years |
| **Balance Sheet Obligations** | | | | | |
| Short-term debt | $ 352,527 | $ 352,527 | $ - | $ - | $ - |
| Long-term debt | 311,149 | 3,736 | 5,551 | 1,862 | 300,000 |
| Other long-term obligations | 48,724 | 12,073 | 13,980 | 7,162 | 15,509 |
| | 712,400 | 368,336 | 19,531 | 9,024 | 315,509 |
| **Other Contractual Obligations** | | | | | |
| Operating leases | 58,365 | 17,382 | 26,103 | 14,880 | - |
| Purchase obligations [1] | 1,107,577 | 1,006,380 | 94,795 | 1,917 | 4,485 |
| | 1,165,942 | 1,023,762 | 120,898 | 16,797 | 4,485 |
| **Total Contractual Obligations** | $ 1,878,342 | $ 1,392,098 | $ 140,429 | $ 25,821 | $ 319,994 |

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

## 10. OUTSTANDING SHARE DATA

During the year, the Company issued 113,905,586 common shares for gross proceeds of $920.1 million pursuant to the subscription receipt offerings noted above. In the prior year, 8,416,627 shares were issued for gross proceeds of $63.3 million. On October 31, 2007, the Company had 204,156,350 shares outstanding. Total trading volumes in 2007 were 264,151,997 shares, representing average monthly volumes of 904,630 shares. The share price reached a high of $12.99 on October 11, 2007, a low of $6.33 on September 25, 2006, and closed at $12.77 on October 31, 2007.

The market capitalization of the Company's 204 million issued and outstanding shares at January 11, 2008 was $2.6 billion or $12.71 per share. The issued and outstanding shares at January 11, 2008, together with securities convertible into common shares are summarized in the following table:

| As at January 11, 2008 *(Unaudited)* | |
|---|---|
| Issued and outstanding Common Shares | 204,156,350 |
| Securities convertible into Common Shares: | |
| Stock Options | 80,327 |
| | 204,236,677 |

## 11. RESTRUCTURING AND INTEGRATION MATTERS

As described in Note 4 of the Consolidated Financial Statements, on May 29, 2007, the Company acquired effective control of AU. On June 15, 2007, the Company acquired all remaining Limited Voting Common Shares under a court approved Plan of Arrangement and AU became a wholly-owned subsidiary of the Company. On the same date, the Board of Directors of Saskatchewan Wheat Pool became the Board of Directors for AU. On November

1, 2007, Viterra's wholly-owned subsidiaries United Grain Growers Limited, carrying on business as Agricore United, and Pacific Elevators Limited were legally amalgamated with Viterra.

The total net cash consideration of $1.3 billion paid for the AU shares was financed by the Company by issuing 113,905,586 common shares for net proceeds of $882.8 million, and $330 million of borrowings under the Bridge Credit Facility (see Section 9.3 "Financing Activities"), with the balance funded by cash, short-term investments, other short-term borrowings and proceeds received on the sale of certain asset divestitures. Viterra's total issued and outstanding shares after the transaction were 204,156,350.

The acquisition was accounted for using the purchase method, with the results of the operations of AU included in the Company's Consolidated Financial Statements commencing May 29, 2007. The purchase consideration was allocated to adjust the carrying value of the assets acquired and liabilities assumed based on their estimated fair values as at the effective date of the purchase. Excess consideration not allocable to the assets and liabilities or to identifiable intangible assets is reflected as goodwill.

Concurrent with the acquisition of AU, the Company entered into agreements to sell its Vancouver port terminal to Cargill, as well as to sell certain assets acquired from AU to Cargill for consideration of $155 million. In return, the Company received Cargill's 50% interest in the Cascadia Terminal Partnership and $70 million of cash consideration, plus amounts related to working capital and other closing adjustments. As a result of the disposition of the Vancouver port terminal, the Company recorded a gain on disposal of assets of $30.4 million.

The Company also sold certain assets acquired from AU to JRI for proceeds of $255 million, plus amounts related to working capital and other closing adjustments. The proceeds on the disposition of the sale were applied to the Company's Bridge Credit Facility. With the sale of its Vancouver port terminal, the Company dissolved its joint venture, Pacific Gateway Terminals Limited, without penalty effective June 29, 2007. No accounting gain was reported on the disposition of the AU assets sold to Cargill and JRI as the value of these assets had been written up to fair value at the purchase date based on the purchase method of accounting described above.

As noted in the table below, integration of the two companies is well underway with the new operational model, financing (see Section 9.3 "Financing Activities") and management decisions already in place. To that end, the Company commenced its re-branding campaign and, with the launch of Viterra (the new operating name) on August 30, 2007, marketing activities are now being aligned to fit with the revised operating model and vision for the combined entity.

| Restructuring & Integration Plan - Key Milestones | | | | | |
|---|---|---|---|---|---|
| Objective | Fiscal 2007 Target | Achieved | Objective | Fiscal 2008 Target | Achieved |
| Appoint senior executive and management team | Q4 2007 | √ | Complete Agri-Products system conversion | Q1 2008 | √ |
| Develop Operating Model for the Company | Q4 2007 | √ | Harmonize advertising and marketing programs | Q1 2008 | |
| Refine Synergy analysis and targets | Q4 2007 | √ | Complete plan for Agri-Products retail footprint and harmonize pricing and product line decisions | Q1 2008 | |
| Complete divestiture of assets to JRI/Cargill | Q4 2007 | √ | Complete accounting and finance system conversion | Q2 2008 | **Partial** |
| Complete re-financing of Bridge Facility [1] | Q4 2007 | **Partial** | Review of pension and benefits for the combined company and recommendations thereon | Q2 2008 | |
| Develop detailed implementation plans | Q4 2007 | √ | Implement human resources and payroll system conversion | Q2 2008 | |
| Re-branding and launch of new name | Q5 2007 | √ | Complete Grain system conversion | Q3 2008 | |
| Develop and implement new human resource policies and procedures [2] | Q5 2007 | **Partial** | Finalize Grain end-state network | Q3 2008 | |
| Complete legal amalgamation of the Company with AU | Q5 2007 | √ | | | |

[1] Bridge facility only partially refinanced to date, with the remaining balance of $235.3 million to be refinanced with long-term debt.

[2] The Company completed the rollout of a new Performance Management and objective setting program, supporting continued emphasis on a performance and accountability-based culture.

The full benefit of annualized gross synergies to be achieved on the integration are expected to be delivered in fiscal 2009. These synergies will be generated primarily through efficiency measures over the next 9 to 15 months and detailed implementation plans have been finalized to achieve targeted synergies. As at October 31, 2007, synergies of $9.0 million had been achieved, relative to a target of $6.2 million at that time. As a result, management has revised its estimate of gross synergy targets to $96 million from its most recent estimate of $92 million. It is estimated that about $53 million will be achieved in the Grain Handling and Marketing segment, $14 million in the Agri-Products segment and the remaining $29 million will be realized in the Corporate segment.

Integration costs expensed for the year-to-date were $20.0 million. These costs relate primarily to severance, consulting and advisory fees and other integration costs incurred directly by the Company. Integration costs, including severance, termination fees, and debt repayment penalties incurred by or related to AU have been accrued on the balance sheet as part of the acquisition price of the AU shares in accordance with the purchase method of accounting noted above, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs are about $274 million, of which about $255 million has already been incurred, including $49.7 million of costs accrued and outstanding. These costs will be financed with the divestiture proceeds of $70 million received from Cargill and from cash flow from operations.

## 12. SASKATCHEWAN WHEAT POOL/GRAIN SERVICES UNION PENSION PLAN

As discussed in more detail in Note 14(b) of the Consolidated Financial Statements, one of the pension plans to which the Company contributes is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (the "Plan"). Subsequent to the end of the Company's fiscal year, Viterra proposed a comprehensive solution to resolve the long-standing dispute regarding the Plan. A settlement agreement was signed on November 23, 2007 that provides for Viterra taking full responsibility for funding the Plan and, in exchange, assuming sole administration of the Plan. The proposal entails

- Viterra moving all active employees in the Plan to a defined contribution plan before July 1, 2008;
- Viterra and the Grain Services Union ("GSU") amending the Plan with Viterra taking full responsibility to fund all pension benefits for all Plan members, with no change to the contribution rate of active Plan members;
- Viterra contributing $12 million of solvency deficiency payments and making any future quarterly deficiency payments to the Plan, as required;
- Viterra assuming the sole right to manage the Plan into the future and the risks associated with it.

If and when it is economically advisable to do so, the Company intends to use Plan assets to purchase annuities for the existing pension group. This group accounts for about 60% of Plan liabilities. This will reduce the risk of future adverse changes in Plan performance and will provide pensioners with the same monthly payments that they receive today. The pension fund assets related to active members would continue to be managed by an investment committee appointed by the Company. The Plan covers approximately 15% of Viterra's employees.

At December 31, 2006, the Plan had assets of $249 million, a going concern surplus of $17.5 million and a solvency deficiency of $23.3 million. Current estimates put the solvency deficiency at approximately $31 million. In fiscal 2006, the Company recorded a charge of $15 million in connection with potential obligations under the Plan and a further $5 million in the second quarter of fiscal 2007.

Viterra's settlement agreement with the GSU requires ratification by employees covered by the Plan, and approval from Viterra's Board of Directors and the Office of the Superintendent of Financial Institutions of Canada ("OSFI"). The SWP/GSU Plan is registered under the federal Pension Benefits Standards Act ("PBSA") and is regulated by OSFI.

Federal Court proceedings previously scheduled for November 28 and 29, 2007 have been adjourned by the Federal Court of Canada pending ratification of the settlement agreement by GSU members. The ratification vote is expected to take place in January 2008.

## 13. Off Balance Sheet Arrangements

### 13.1 Pension Plans

At October 31, 2007, the market value of the aggregate value of the Company's various defined benefit plans exceeded the accrued benefit obligations. The Company reported a net defined pension asset of $23.5 million at October 31, 2007 (July 31, 2006 - $5.7 million). The Company made $3.8 million in cash payments for its employee future benefits for the 15-month period ended October 31, 2007, consisting of cash contributed to its funded pension plans, its defined contribution plans, its multi-employer pension plan and directly to beneficiaries for other plan benefits.

The Company reported total pension benefit income of $4.3 million, net of its subsidiaries' and proportionate share of joint ventures' expense, for the 15 months ended October 31, 2007 (12 months ended July 31, 2006 - $3.7 million).

Note 14 of the Consolidated Financial Statements for October 31, 2007 describes in detail the Company's pension plan obligations.

### 13.2 Viterra Financial and Unifeed Financial

Viterra Financial provides unsecured working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's fertilizer, crop protection products and seed. Outstanding credit was $319.5 million at October 31, 2007, of which about 87% is related to Viterra Financial's highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2007, Viterra has provided $4.9 million for actual and future expected losses.

Unifeed Financial provides secured working capital financing through a Canadian Schedule I chartered bank for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller, with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $97.1 million in credit applications of which customers had drawn $35.5 million at October 31, 2007. The Company has indemnified the bank for aggregate credit losses of up to $8.8 million based on the first 20% to 33% of new credit issued on an individual account, as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at October 31, 2007, the Company had provided about $400,000 for actual and expected future losses.

### 13.3 Other

Under the terms of an agreement, Farm Credit Canada also provided credit to certain of the Company's farming customers for the purchase of crop inputs during 2007. At October 31,

2007, $192.5 million of producer loans were outstanding, including $191.1 million related to the 2007 loan program and $1.4 million related to the 2006 loan program. Net loan loss provisions related to this program were $1.8 million at October 31, 2007, compared to $3.3 million in the prior year. Please refer to the discussion under Credit Risk in Section 17.4, Critical Accounting Estimates – Other Provisions and Allowances in Section 15.5 and Note 24(c) in the Notes to the Consolidated Financial Statements.

## 14. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain and The Puratone Corporation.

Total sales to related parties were $7.8 million (2006 - $3.4 million). As at October 31, 2007, accounts receivable from related parties totalled $11.6 million (2006 - $3.4 million).

## 15. CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes in which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, please refer to Section 20, "Forward-Looking Information" below.

### 15.1 Valuation of Long-Lived Assets and Asset Impairment

Goodwill is not amortized and is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the Consolidated Statement of Earnings and Retained Earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions, and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment, indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

### 15.2 Future Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the Consolidated Balance Sheets and a charge to, or recovery of, income tax expense.

As at October 31, 2007, the Company had loss carryforwards of approximately $285.2 million (2006 - $172.5 million) available to reduce income taxes otherwise payable in future years, expiring between October 2008 and 2013. This includes losses of AU of about $149 million at October 31, 2007.

A future tax asset of $46.9 million has been recorded as at October 31, 2007 in respect of the Company's unutilized losses, with an additional $36.5 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carryforwards can be fully utilized prior to expiry. In making its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carryforwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

Additional loss carryforwards, associated with inactive subsidiaries that the Company has less than a 100% ownership interest, amounted to $25.2 million at the end of October 31, 2007. Management has determined that the utilization of these losses is more uncertain and, accordingly, a full valuation allowance has been provided against these losses.

## 15.3 Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2007, the discount rate used for calculation of pension benefit plans was 5.7% (2006 - 5.8%) and for other future benefits was 5.7% (2006 - 5.8%). The expected long-term rate of return on plan assets for pension benefit plans for 2007 was 6.4% (2006 - 6.5%). A one percentage-point decrease in the assumed return on plan assets would increase the pension income by $4.8 million. A one percentage-point decrease in the assumed discount rate would increase pension income by $3.9 million and the accrued benefit obligation by $30.1 million and increase the other future benefit expense by a negligible amount and the accrued other future benefit obligation by $1.1 million. A one percentage-point increase in the assumed trend in health care cost would not materially increase interest costs, but would increase the accrued benefit obligation by $0.3 million. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

## 15.4 Environmental Matters

The Company's other long-term liabilities include the consolidation of the asset retirement obligation ("ARO") associated with Westco's fertilizer manufacturing and processing plants which discontinued operations in 1987. Westco has provided for site restoration and reclamation costs related to former production facilities in Calgary and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The period to complete the reclamation project is estimated to be about 8 years from the current date and Westco's management continues to believe that the ARO is adequate. The Company's share of the ARO was $21.5 million at October 31, 2007 (2006 - $12.5 million). The net increase from the prior year reflects the additional liability assumed as a result of the consolidation of AU's ownership in Westco in the current year.

## 15.5 Other Provisions and Allowances

Under the terms of an agreement, Farm Credit Canada provides credit to farm customers of Viterra for the purchase of crop inputs. Loans are stratified based on program years and are generally due to the financial institution on January 31 of the following year. Loans under the program are secured by a general security agreement granted by the customer, covering the crop and farm assets. As previously noted, this program will be discontinued in January 2008.

At October 31, 2007, $192.5 million of producer loans were outstanding, including $191.1 million related to the 2007 loan program and $1.4 million related to the 2006 loan program. The loan loss provision is estimated to be $1.8 million. This provision has been established based on historical results from fiscal 2003 to fiscal 2006 and Viterra's assessment of outstanding loans. Viterra expects that loan losses will not differ significantly from the amount provided for previously. Any differences will be reflected in future years.

In the 2006 fiscal period, the Company recorded a $4 million allowance in the Grain Handling and Marketing segment regarding a receivable for product delivered to a customer in Mexico. Due to steps taken by the Company to mitigate this potential loss at July 31, 2006, the allowance of $4 million completely covered that exposure. Recovery by Viterra on any portion of this receivable would increase earnings in future years.

### 15.6 Purchase Price Allocation and Goodwill

The determination and allocation of the purchase price paid for AU is based on management's best estimates, and takes into account all of the relevant information at the time that the Consolidated Financial Statements are prepared. This process involves making estimates and assumptions in determining the fair value of the assets acquired and the liabilities assumed.

A number of significant estimates and assumptions were used in determining the fair value of certain assets and liabilities acquired upon the purchase of AU. In determining the fair value of property, plant and equipment, goodwill and intangibles, the Company used the work of third-party valuation experts. The fair value of the liabilities and obligations assumed on the purchase were based on estimated market values. Liabilities relating to the restructuring and integration of AU's operations included estimated severance and employee-related costs, professional fees, change in control expenses related to the repayment of AU debt, a break fee paid to JRI and other related costs.

Management believes that the estimates used for the purchase allocation are reasonable, however actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

## 16. FUTURE ACCOUNTING STANDARDS

### 16.1 Financial Instruments

During 2005, the Canadian Institute of Chartered Accountants ("CICA") issued three new Handbook Sections: *Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges"* and *Section 1530, "Comprehensive Income"*. The Company adopted these new accounting standards on November 1, 2007, with the first reporting period being the first quarter of 2008. The new sections will be applied prospectively, without prior year comparative financial statement restatement.

The standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost.

These standards also establish a new measure of income called comprehensive income. Comprehensive income typically represents the change in the net assets of an entity for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which will be included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

New accounting standards have also been established for hedges, including the criteria under which hedge accounting can be applied and how changes in fair value are to be reflected on the balance sheet, in income or other comprehensive income. For fair value hedges, where changes in the fair value of the assets or liabilities are being hedged, the change in the fair value of derivatives and hedged instruments attributable to the hedged risk is recognized in net income. For cash flow hedges, any gain or loss is recognized, to the extent the hedge is effective, in other comprehensive income until the hedged items are recognized in net income. Any ineffectiveness of designated hedges (either fair value or cash flow) is immediately recognized in income.

The Company is determining the impact that these changes in accounting policy will have on its Consolidated Financial Statements once adopted, based on the CICA's transitional guidance. At transition, the Company's financial instruments, including derivatives, were re-measured to comply with the requirements of the new sections. The impact of the re-measurement will be reflected as an adjustment to the values of the financial assets and financial liabilities on the balance sheet, with an offsetting transition adjustment recorded in opening retained earnings and opening accumulated other comprehensive income, as appropriate.

### 16.2 Other Accounting Standards

In 2006, the CICA issued five new Handbook Sections: *Section 3862, "Financial Instruments – Disclosures", Section 3863, "Financial Instruments – Presentation", Section 1506, "Accounting Changes", and Section 1535, "Capital Disclosures".*

Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for the company's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how the company manages these risks.

Section 3863 establishes the standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity, the classification of related interest, dividends and losses and gains as well as the circumstances in which financial assets and financial liabilities are offset. These new standards were adopted in November 2007 and are not expected to have a material effect on the Company's financial position or results of operations.

Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. This disclosure is to include, on an interim and annual basis, a description and the impact on the company of any new primary source of GAAP that has been issued but is not yet effective. This new standard is effective for annual and interim periods for fiscal periods beginning on or after January 1, 2007 and the Company plans to apply the new standard effective November 1, 2007. This new standard is not expected to have a material effect on the Company's financial position or results of operations.

Section 1535, "Capital Disclosures" establishes standards for disclosing information about a company's capital and how it is managed in order that a user of the financial statements may evaluate the company's objective, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. This new standard is effective for annual and interim periods beginning on or after October 1, 2007 and the Company plans to apply the new standard effective November 1, 2007. This new standard is not expected to have a material effect on the Company's financial position or results of operations.

## 17. RISKS AND RISK MANAGEMENT

Viterra faces certain risks, including weather, strategic, market, financial restriction, credit and foreign exchange risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2007 Annual Information Form.

### 17.1 Governance and Oversight

Viterra's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

### 17.2 Weather Risk

As an agri-business company, Viterra's most significant risk is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to Viterra's Grain Handling and Marketing segment. Volumes are a key driver of earnings for Viterra's grain operations. Fixed costs in Viterra's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, Viterra generates margins at each stage of its pipeline through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that Viterra manages in any given year is an important factor affecting margins and earnings. Viterra offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather and moisture levels are a determining factor in crop selection by producers at seeding time, the variety of seeds sown, and the amount of proprietary seed sold. Crop selection decisions also impact the amount of fertilizer and crop protection products sold since certain crops require significantly more inputs than others. During the growing season, weather determines the type and amount of agri-product applied to the land. Viterra's Agri-Products group works closely with its Grain Handling and Marketing group to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

Viterra's elevators and agri-product distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to localized growing conditions. In addition, both the Pool and AU have historically had grain volume insurance to protect the cash flow of the Company from significant declines in grain volumes as a result of drought or other weather-related events. The Company is currently conducting a review of the two predecessor programs to provide continuous and uninterrupted grain volume insurance coverage for the Company in fiscal 2008.

### 17.3 Market Risk

A significant portion of Viterra's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of non-Board grains. In the case of Board grains, Viterra earns CWB storage and handling tariffs; these are established independently of the market price for grain.

CWB grains accounted for about 52% of total grain handled by Viterra in 2007 (2006 - 57%). For these grains, the Company's risks are reduced in part through the terms of formal legal arrangements between Viterra and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by Viterra. Adverse impacts can be experienced by Viterra whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, Viterra fails to meet the requirements under the tendering contract. Viterra employs grain grading, handling procedures and quality testing across its pipeline to help mitigate these risks.

For non-Board grains and oilseeds purchased by Viterra, the Company is exposed to the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as "hedging", where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. In so doing, the Company assumes a basis risk to the extent the futures market and the cash market do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Viterra develops cross-hedges, using futures contracts for similar or related products.

Viterra employs a comprehensive Commodity Risk Management Policy, in which position limits are used to limit the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Board's Audit Committee sets various authorization limits.

The Company also utilizes forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of agri-products inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

### 17.4 Credit Risk

Viterra is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by Viterra's customers could have a material adverse effect on Viterra's financial results and financial condition. Viterra shares responsibility for defaulted accounts and loan losses with Farm Credit Canada, its partner in the FarmSmart agri-products credit program in 2007. The credit losses under this program averaged less than 0.4% of sales in each of its first three years of operation

For credit provided through Viterra Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain credit sales. Additionally, exposure to credit risk is managed through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts.

Viterra pursues a payment and country risk reduction strategy for offshore customers by using export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure Viterra's exposure is within acceptable limits.

Viterra uses derivative financial instruments, where available, to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices by creating essentially equal and offsetting market exposures. As such, the Company can be exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

### 17.5 Foreign Exchange Risk

Significant portions of the Company's net revenues are denominated in U.S. dollars and Viterra hedges substantially all foreign currency transactions futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Company has not fully hedged its foreign exchange risks, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on Viterra's financial results.

### 17.6 Other Risks

The Government of Canada has indicated that it will move to remove the monopoly powers of the CWB and implement a voluntary marketing structure. Some actions have been taken to move this policy forward; however, in 2007, the Federal Court overturned the federal government's regulations to introduce dual marketing on western barley sales. This decision has been appealed by the federal government; however, the ultimate outcome of the government's challenge to the CWB cannot be determined, particularly in light of the current minority configuration in the House of Commons. While the Company believes it is well positioned to achieve the same or superior operating effectiveness in a new regulatory environment, there is still uncertainty associated with these possible changes.

To address consumer awareness and concern over food safety and "traceability", Viterra has established a number of processes to track and identify crops at every stage of production: from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2007, all of the Company's port terminals, except PRG, are registered to ISO 9001:2000 and are HACCP compliant. The Company's Thunder Bay Terminal A and Terminal S are also GMP+B2 (Good Manufacturing Practices) compliant. The Company's country elevator network includes 59 HTEs, two joint venture HTEs, 36 conventional elevators, one organic facility and 12 special crop facilities which are registered ISO 9001:2000 and are HACCP compliant. In addition, the Quality Control department in the Company's offices in Regina is ISO 9001:2000 registered. The Company's seven Canadian feed mills and two pre-mix facilities comply with all federal regulations and are HACCP certified or compliant. In addition, Canadian operations are inspected by the Canadian Food Inspection Agency ("CFIA") and U.S. feed mills are inspected by state and federal agencies in the United States. To deal with concerns such as bovine spongiform encephalopathy ("BSE"), the CFIA has implemented a feed ban that prohibits the use of cattle protein in the production of cattle feed. A further ban was extended to all animal feed, pet feed and fertilizer in 2007, which will reduce the likelihood of spreading BSE through contaminated feed. In the U.S., feed safety concerns around BSE are limited as Hi-Pro does not use cattle protein or any other animal byproducts in the production of animal feed.

## 18. NON-GAAP MEASURES

EBITDA (earnings from continuing operations before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions) and EBIT (earnings from continuing operations before interest, taxes, integration costs, gains or losses on asset disposals, and pension settlement provisions) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations and EBIT is a measure of earnings from continuing operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes and cash from discontinued operations. Viterra uses cash flow provided by operations as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital and the earnings impact of discontinued operations assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations net of investing activities. For these purposes, investing activities include capital expenditures (excluding business acquisitions), net of proceeds and the net change in cash in trust, investments and other long-term assets. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in continuing operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

| | **Non-GAAP Terms, Reconciliations and Calculations** *(in thousands - except percentages and ratios)* | **Actual [1] 12 Months ended Oct 31, 2007** | Actual [1] 12 Months ended Oct 31, 2006 | *Better (Worse)* | **Actual 15 Months ended Oct 31, 2007** | Actual 12 Months ended July 31, 2006 | *Better (Worse)* |
|---|---|---|---|---|---|---|---|
| | Gross profit and net revenues from services | $ 586,409 | $ 263,963 | $ 322,446 | $ 636,041 | $ 260,155 | $ 375,886 |
| | Operating, general and administrative expenses | (328,372) | (183,603) | (144,769) | (375,828) | (182,270) | (193,558) |
| | **EBITDA** | $ 258,037 | $ 80,360 | $ 177,677 | $ 260,213 | $ 77,885 | $ 182,328 |
| | Amortization | (62,940) | (28,410) | (34,530) | (70,391) | (27,727) | (42,664) |
| | **EBIT** | $ 195,097 | $ 51,950 | $ 143,147 | $ 189,822 | $ 50,158 | $ 139,664 |
| | Earnings (loss) from continuing operations | $ 111,201 | $ (4,324) | $ 115,525 | $ 106,067 | $ (6,844) | $ 112,911 |
| | Amortization | 62,940 | 28,410 | 34,530 | 70,391 | 27,727 | 42,664 |
| | Non-cash financing expenses | 2,305 | 11,265 | (8,960) | 2,796 | 11,761 | (8,965) |
| | Provision for pension settlement | 5,000 | 15,000 | (10,000) | 5,000 | 15,000 | (10,000) |
| | Post employment benefits | (3,162) | (3,561) | 399 | (2,931) | (3,334) | 403 |
| | Equity loss of significantly influenced companies | 1,833 | 31 | 1,802 | 1,794 | 72 | 1,722 |
| | Future income taxes | 57,567 | 15,485 | 42,082 | 55,218 | 12,595 | 42,623 |
| | Gain on disposal of assets | (35,234) | (3,199) | (32,035) | (35,287) | (3,272) | (32,015) |
| | Other items | 1,485 | (47) | 1,532 | 1,635 | 44 | 1,591 |
| | **Cash Flow Provided by Operations** | $ 203,935 | $ 59,060 | $ 144,875 | $ 204,683 | $ 53,749 | $ 150,934 |
| | Property, plant and equipment expenditures | (114,884) | (38,658) | (76,226) | (127,255) | (29,985) | (97,270) |
| | Proceeds on sale of property, plant and equipment | 433,851 | 3,726 | 430,125 | 433,950 | 3,739 | 430,211 |
| | Decrease (increase) in cash in trust | (11,816) | (382) | (11,434) | (16,202) | 263 | (16,465) |
| | Decrease in investments | 8,633 | 752 | 7,881 | 8,633 | 363 | 8,270 |
| | Increase in other long-term assets | (4,741) | (1,241) | (3,500) | (5,438) | (1,800) | (3,638) |
| | **Free Cash Flow** | $ 514,978 | $ 23,257 | $ 491,721 | $ 498,371 | $ 26,329 | $ 472,042 |
| | Current Assets | $ 1,432,744 | $ 428,590 | $ 1,004,154 | $ 1,432,744 | $ 390,418 | $ 1,042,326 |
| | Current Liabilities | $ 1,073,467 | $ 220,586 | $ (852,881) | $ 1,073,467 | $ 171,033 | $ (902,434) |
| | **Current Ratio (Current Assets/Current Liabilities)** | 1.33 | 1.94 | (0.61 pt) | 1.33 | 2.28 | (0.95 pt) |
| | Short-term borrowings (Note 9) | $ 352,527 | $ 18,294 | $ (334,233) | $ 352,527 | $ 18,965 | $ (333,562) |
| [A] | Long-term debt due within one year (Note 10) | 3,736 | 7,922 | $ 4,186 | 3,736 | 8,890 | $ 5,154 |
| [A] | Long-term Debt (Note 10) | 307,413 | 101,969 | $ (205,444) | 307,413 | 101,917 | $ (205,496) |
| [B] | Total Debt | $ 663,676 | $ 128,185 | $ (535,491) | $ 663,676 | $ 129,772 | $ (533,904) |
| | Cash and short-term investments | $ 68,651 | $ 72,957 | $ (4,306) | $ 68,651 | $ 109,963 | $ (41,312) |
| | Bank indebtedness | (4,501) | (398) | (4,103) | (4,501) | (13,238) | 8,737 |
| [C] | Cash and cash equivalents | $ 64,150 | $ 72,559 | $ (8,409) | $ 64,150 | $ 96,725 | $ (32,575) |
| | **Funded Debt, net of cash and cash equivalents** | $ 599,526 | $ 55,626 | $ (543,900) | $ 599,526 | $ 33,047 | $ (566,479) |
| [D] | Total Equity | $ 1,469,327 | $ 456,300 | $ 1,013,027 | $ 1,469,327 | $ 461,430 | $ 1,007,897 |
| [E] | Total Debt and Equity [B] + [D] | $ 2,133,003 | $ 584,485 | | $ 2,133,003 | $ 591,202 | |
| | **Total Debt to Equity [B]/[E]** | 31.1% | 21.9% | (9.2 pt) | 31.1% | 22.0% | (9.1 pt) |
| | **Long Term Debt to Equity [A]/[E]** | 14.6% | 18.8% | 4.2 pt | 14.6% | 18.7% | 4.1 pt |

[1] See Note 1 under the table of Select Consolidated Financial Information in Section 8.1

## 19. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Viterra's disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2007. Management has concluded that, as of October 31, 2007, Viterra's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## 20. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's 2007 Annual Information Form and in the Company's 2007 Annual Report under the heading "Risks and Risk Management" in the Management's Discussion and Analysis; integration risk associated with the merger of Saskatchewan Wheat Pool and Agricore United; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Viterra's dependence on key personnel; any labour disruptions; the Company's financial leverage and funding requirements; continued availability of credit facilities; credit risk in respect of customers of Viterra; foreign exchange risk and counter party risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; disease and other livestock industry risks; competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, livestock and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements in this Management's Discussion and Analysis are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by Viterra and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company. Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. In addition to other assumptions identified, assumptions have been made regarding, among other things, western Canadian crop production and quality for the 2007 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of Board grains by the CWB; demand for and supply of non-Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; natural gas prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by Viterra's customers; market share of grain deliveries and agri-products sales that will be achieved by Viterra; ability of the railways to ship grain to port facilities for export without labour or other service disruptions; extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or Farm Credit Canada in connection with agri-products purchases; demand for oat and malt barley products and market share of sales of these products that will be achieved by Viterra's subsidiaries; the cyclicality of hog prices; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates. The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information. Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

## 21. ADDITIONAL INFORMATION

Additional information about Viterra, including its most recent Annual Information Form, can be found on the Company's website at www.viterra.ca and on SEDAR at www.sedar.com.

**Form F52-109F1 – Certification of Annual Filings**

I, Mayo Schmidt, President and Chief Executive Officer, of Saskatchewan Wheat Pool Inc. operating as Viterra certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. operating as Viterra (the issuer) for the period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 18, 2008

Mayo Schmidt
President and Chief Executive Officer

**Form F52-109F1 – Certification of Annual Filings**

I, David Carefoot, Chief Financial Officer, of Saskatchewan Wheat Pool Inc. operating as Viterra certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. operating as Viterra (the issuer) for the period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 18, 2008

David Carefoot
Chief Financial Officer

# VITERRA

**ANNUAL INFORMATION FORM**
**January 18, 2008**

# VITERRA

## ANNUAL INFORMATION FORM

TABLE OF CONTENTS

## DEFINITIONS

| | |
|---|---|
| "agri-business" | means businesses engaged in the purchasing, storage, handling, processing and marketing of agricultural products and supplies and the provision of related services. |
| "agri-food processing" | means a combination of processing farm commodities and marketing the value-added products derived therefrom; for example, rolled oats are processed from raw oats and malt for the brewing industry is made from barley. |
| "AU" | means United Grain Growers Limited (operating as Agricore United before August 30, 2007 and Viterra after August 30, 2007), a wholly owned subsidiary of the Pool. |
| "Board grains" | means wheat and barley sold by or on behalf of the CWB into the export market or domestically for human consumption. |
| "CGC" | means the Canadian Grain Commission. |
| "CWB" | means the Canadian Wheat Board. |
| "full service marketing centre" | means a primary high-throughput elevator having an operational capacity of at least 10,000 tonnes and a railcar spot of 25 cars or more for loading grain. Each centre markets a full range of agri-products and agronomic information and, in addition to blending services, may offer other grain services such as condominium storage, drying and cleaning. |
| "interest in farming" | means being engaged in farming or the raising of livestock or poultry in Canada, or owning farmland in Canada utilized therefore by an individual (including a spouse), partnership, corporation or other organization. |
| "member" | means a person, who prior to the continuance of the Pool under the CBCA, had an interest in farming and was a holder of a Class "A" Voting Share. |
| "Non-Board grains" | means all grains other than Board grains and includes open market grains, non-CWB wheat and barley and special crops. |
| "Pool" | means Saskatchewan Wheat Pool Inc. (operating as Viterra after August 30, 2007) |
| "primary elevator" | means a grain elevator licensed by the CGC to purchase and receive grain directly from producers. |
| "port terminal" | means a grain elevator located at a coastal or Great Lakes port in Canada licensed by the CGC to receive, clean, dry and process grain and to coordinate shipments of grain abroad or for domestic use. |
| "STE" | means State Trading Enterprises. |
| "Viterra" or "Company" | means Saskatchewan Wheat Pool Inc. operating as Viterra. |
| "Westco" | means Western Co-operative Fertilizers Limited. |

## *Forward-Looking Information*

Certain statements in this Annual Information Form and the information incorporated herein are forward-looking and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements included or incorporated by reference in this Annual Information Form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Company and other such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. In addition, when used in this Annual Information Form, the words "believes", "intends", "anticipates", "expects", "estimates", and words of similar import may indicate forward-looking statements. The risks include, but are not limited to, to those factors discussed under "Risk Factors" such as adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee relations and collective bargaining; integration risk; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in western Canada; world agricultural commodity prices and markets; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; and competitive developments in connection with the Viterra's grain handling, agri-products, agri-food processing, financial products and livestock and feed businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Annual Information Form and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. In addition to other assumptions identified in this Annual Information Form, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2007 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of board grains by the Canadian Wheat Board;
- demand for and supply of non-Board grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- anticipated producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as seed grain, fertilizers and chemicals and regarding purchases of other agri-products by our customers;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, a Canadian chartered bank or Farm Credit Canada in connection with agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;

- cyclicality of hog prices;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

## INCORPORATION

### *Incorporation*

Saskatchewan Wheat Pool Inc. (the "Pool") was created, as Saskatchewan Wheat Pool, on March 25, 1924 pursuant to "An Act to incorporate Saskatchewan Co-operative Wheat Producers Limited" a private act of the Saskatchewan legislature. The legislation was subsequently amended and consolidated several times.

The Pool approved a share capital reorganization at a special meeting of delegates held in July, 1994. Under the reorganization, 25 par value shares were converted to one Class "A" Voting Share and the balance of such par value shares of the member were converted to Class "B" Non-Voting Shares.

On March 31, 2005, the Pool completed its recapitalization and became a federal corporation governed by the Canada Business Corporations Act ("CBCA") such that *The Saskatchewan Wheat Pool Act, 1995* no longer applied to the Pool. The Act was repealed by the Saskatchewan legislature on April 27, 2006.

The registered office of the Company is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

### *Intercorporate Relationships*

A listing of Viterra's subsidiaries and other affiliates is attached as Appendix A, and forms part of this Annual Information Form. On November 1, 2007, wholly-owned subsidiaries AU and Pacific Elevators Limited were amalgamated into Saskatchewan Wheat Pool Inc. operating as Viterra.

# GENERAL DEVELOPMENT OF THE BUSINESS

### *Overview*

The Company is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. With the acquisition of the majority of the shares of AU on May 29, 2007, the Company became Canada's leading agri-business, with operations and distribution capabilities extending across Western Canada and into the United States and Japan.

Viterra's core businesses are diversified between grain handling and marketing, agri-products sales, livestock feed and services, agri-food processing and financial services. Viterra also participates in fertilizer manufacturing and malt processing through its ownership interests in Westco and Prairie Malt Limited, respectively. Viterra is involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company also markets commodities directly to global customers around the world.

Viterra changed its financial year-end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, Viterra's fiscal 2007 reporting period was a 15-month year ending October 31, 2007.

### *Acquisition of Agricore United*

Between May 29, 2007 and June 11, 2007, the Company acquired 51,200,353 limited voting common shares of AU and 593,615 Series A convertible preferred shares of AU pursuant to an offer for all of the outstanding Common Shares and Preferred Shares dated November 24, 2006, as amended and extended. On June 15, 2007, the Pool acquired an additional 8,989,497 Common Shares, being all of the outstanding Common Shares not already held by the Company, and AU redeemed all of the outstanding Preferred Shares not held by the Company, pursuant to a Plan of Arrangement involving AU, AU's security-holders and the Company, with AU then becoming a wholly-owned subsidiary of the Company. Further details of this acquisition are incorporated herein by reference through Form 51-102F4 "Business Acquisition Report", filed July 18, 2007.

### *Name Change*

On August 30, 2007 the Pool announced that that combined entity of Saskatchewan Wheat Pool Inc. and AU would carry on business as "Viterra". The Company will continue as Saskatchewan Wheat Pool Inc. operating as Viterra until the formal name change to Viterra Inc., which is expected to take place in March 2008.

### *Other Corporate Developments*

Other major events and conditions, including significant acquisitions and dispositions, that have influenced the Company's development over the past three years or are expected to have a significant influence on future operations include the following:

### *Fiscal 2005*

- On March 3, 2005, the Pool announced a new grain volume insurance program that provided coverage for fiscal 2006. The new program was designed to improve earnings and cash flow stability within the Pool's core business of grain handling and marketing in the event of poor grain volumes.

- On March 31, 2005, the Pool completed a recapitalization plan (the "Recapitalization") by continuing under the CBCA with a single class of voting common shares. Under the Recapitalization, the existing Class "A" Voting Shares and Class "B" Non-Voting Shares of the Pool were consolidated into a single class of voting common shares. The outstanding Convertible Subordinated Notes of the Company were exchanged for common shares. Following the Recapitalization, the Pool completed a $150 million rights offering to the holders of its common shares in May 2005.

- In April 2005, the Pool announced its agreement with James Richardson International Limited ("JRI") to jointly operate their Vancouver port terminals, which are adjacent facilities located on the North Shore of Vancouver's Burrard Inlet. The agreement provided for joint administration and operation of the two port terminals. A new business corporation, Pacific Gateway Terminals Ltd. owned equally by the Pool and JRI, was established to act as the joint venture terminal operator.

### *Fiscal 2006*

- On December 13, 2005, Can-Oat Milling Inc. ("Can-Oat") announced a capital expansion to their Portage la Prairie, Manitoba plant of approximately $12 million. The expansion added 50,000 metric tonnes of capacity, bringing its total milling capacity to over 340,000 metric tonnes per year.

- On February 22, 2006, the Pool divested of its 50% interest in a grain and agri-product facility at Lloydminster, Saskatchewan and recorded a gain of $2.4 million.

- On April 5, 2006, the Pool sold common shares at a price of $7.50 to a syndicate of underwriters led by TD Securities Inc. to raise net proceeds of approximately $48 million. The underwriters also exercised an over-allotment option and purchased on May 9, 2006 an additional 670,000 common shares at the issue price, with the Pool receiving net proceeds of approximately $4.8 million.

- On April 6, 2006, the Pool completed an offering of $100 million of 8% Senior Unsecured Notes due April 8, 2013. The net proceeds, along with available working capital and the proceeds from the common share offering that closed on April 6, 2006, were used to redeem the 12% Senior Subordinated Notes due November 29, 2008 at a redemption price of $153 million.

- On May 19, 2006, Mitsui & Co., Ltd. ("Mitsui") purchased $8 million of common shares of the Pool at a price of $7.6436 per common share on a private placement basis. Proceeds of Mitsui's investment were used for general corporate purposes.

- On June 22, 2006, Can-Oat acquired an oat milling facility located in Barrhead, Alberta from ConAgra. As a result of this acquisition and the completion of the expansion plans announced on December 13, 2005, Can-Oat's total milling capacity exceeds 380,000 metric tonnes per year.

*Fiscal 2007*

- On November 7, 2006, the Pool announced its intention to make a formal offer for AU's outstanding Limited Voting Common Shares, Series A Convertible Preferred Shares and its Unsecured Subordinated Convertible Debentures.

- On February 21, 2007, the Pool signed a two-year supply agreement with Terra Grain Fuels Inc., North America's largest wheat-based ethanol facility currently under construction at Belle Plaine, Saskatchewan. Terra Grain Fuels Inc. will require approximately 400,000 tonnes of feed quality wheat per year which it may procure from Viterra or directly from local producers.

- On March 20, 2007, Can-Oat., announced the completion of the expansion to its facility located in Portage la Prairie, Manitoba. With the completed expansion, the facility expects to process an additional 50,000 metric tonnes of oats, bringing total milling capacity to over 380,000 metric tonnes per year.

- On March 28, 2007, the Pool announced an agreement for the sale of certain assets to Cargill Limited, subject to the Pool's successful completion of the acquisition of AU. The agreement was made to satisfy obligations under the Pool's consent agreement with Canada's Competition Bureau.

- On May 9, 2007, the Pool announced that it had reached agreement with JRI to sell certain AU grain facilities and agri-products retail operations and that, as a result of such agreement, JRI was withdrawing from the auction to buy AU. The Pool also announced on this date that the AU Board of Directors was now supporting the Pool's bid to acquire AU.

- On May 28, 2007, the Pool secured a non-revolving Bridge Credit Facility of $750 million to fund $330 million for the acquisition of the AU shares and to repay $362 million of AU's long-term debt. This new facility bears interest at prime plus 1.5%, increasing to 1.75% after 180 days and 2.25% after 270 days.

- On June 21, 2007, the Pool announced that a new management team had been appointed to lead the Company's integrated operations, following the acquisition of AU on June 15, 2007.

- On June 30, 2007, the Pool announced the closing of the Cargill transaction first announced on March 28, 2007. Cargill took ownership of nine country grain handling and marketing facilities that were formally owned by AU and 100% ownership of the Pool's Vancouver Port terminal. This sale also resulted in the termination of the joint venture agreement between Viterra and JRI with respect to the joint administration and operation of the adjacent terminals on the North Shore of Vancouver's Burrard Inlet. In considersation, the Pool received Cargill's 50% ownership of Vancouver's Cascadia terminal, owned jointly with AU, and payment of $70 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments.

- On July 20, 2007, the Pool announced that it had closed the JRI transaction first announced on May 9, 2007 and JRI took ownership of fifteen AU grain facilities and nine agri-products retail operations. In consideration of these assets, JRI paid the Pool $255 million in cash, plus amounts related to inventory and other closing adjustments.

- On July 30, 2007, the Pool announced that it intended to change its financial year-end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Pool's fiscal 2007 reporting period was 15-months.

- On August 1, 2007, the Pool completed an offering for $200 million of 8.5% Senior Unsecured Notes ("Series 2007-1 Notes") maturing August 1, 2017. The net proceeds were used to repay a portion of the borrowings outstanding under the Bridge facility.

- On August 10, 2007, the Pool entered into a $600 million secured Revolving Credit Facility. The facility expires on August 10, 2010 and may be extended at the option of the Company for an additional two years. Proceeds drawn on the facility will bear interest at a rate based on Banker's Acceptances plus 0.9% to 1.5%, depending on the Company's fixed charge ratio.

- On November 10, 2007, the Company exercised its option to increase the Revolving Credit Facility to $800 million.

## *Industry Trends and Developments*

### *Growth of Biofuels*

Escalating demands for energy is creating new demands for alternative energy sources. Biofuels are a renewable energy source produced from organic materials such as agricultural crops and organic residual matter.

On December 20, 2006, the federal Minister of the Environment announced the Canadian Government would mandate an annual average renewable content of five per cent in gasoline by 2010. In addition, the Government intends to mandate a two per cent requirement for renewable content in diesel fuel and heating oil by 2012. The Minister of Agriculture and Agri-Food also announced $345 million in funding to encourage farmer participation in biofuel capital projects. The Agricultural Bioproducts Innovation Program and the Capital Formation Assistance Program for Renewable Fuels Production are designed to create new market opportunities for Canada's agricultural producers.

In addition to the Company's two-year supply agreement with Terra Grain Fuels Inc., Viterra is a supplier of feed grains to Husky Oil's Canadian Ethanol processing operations.

### *Food Safety and Security*

Increased concern over the safety of food is focusing attention on the way food is grown, handled and processed. End-use buyers are demanding greater assurances that the products they purchase are safe.

**U.S. Bio-Terrorism Act**

In 2002, the *U.S. Public Health and Bio-Terrorism Preparedness and Response Act* became law. The Act was designed to improve the ability of the U.S. to prevent, prepare for and respond to bio-terrorism and other public health emergencies. The Food and Drug Administration ("FDA") is responsible for developing and implementing regulations on major provisions of the Act. In 2003, the FDA published two regulations in the U.S. Federal Register, which came into effect December 12, 2003:
Registration of Food Facilities – (Section 305 of the Act)
Prior Notice of Imported Food – (Section 307 of the Act)

As a major exporter of grains and oilseeds to the U.S., Viterra has complied with the U.S. regulations and is registered as a shipper/exporter.

**Canadian National Marine Security Program**
Announced in May 2004 by the Federal Government, this program will help Canada's ports and marine facilities modernize and strengthen their security systems and programs. Viterra has installed fencing, card lock systems and video cameras to secure its port facilities in Vancouver and Thunder Bay to meet the program requirements.

**Bio-Safety**
The Cartagena Protocol on Bio-Safety came into effect in 2003 and is designed to contribute "to the safe transfer, handling and use of living modified organisms ("LMO's") resulting from modern biotechnology that may have adverse effects on the conservation and sustainable use of biological diversity, taking into account risks to human health and specifically focusing on trans-boundary movements". The Bio-Safety Protocol is a mandatory, global labeling system that will affect the vast majority of world commodity trade. While in effect, Canada has not ratified the Protocol as there are a number of key issues that remain to be resolved.

Viterra is working with the Canada Grains Council to address these key issues, specifically:
- documentation and the requirement to identify the presence of a LMO;
- the form of sampling and testing required at the point of export and the associated cost; and
- the attribution of liability be addressed in the event of an inadvertent movement of genetically modified commodities.

**ISO Quality and Food Safety Management Systems**
The ISO 9001:2000 standard is an internationally recognized quality management system that focuses on the development of processes and procedures designed to provide the end-use customer assurance of consistent product quality. The ISO 22000, a HACCP (Hazard Analysis Critical Control Points) based food safety management system, is designed to protect the food supply from biological, chemical and physical hazards. With many of the global events that have taken place recently (i.e. Bio-terrorism, GMO concerns and BSE) along with the fact that ISO and HACCP are quickly becoming an industry standard, the implementation of quality systems and food safety programs has become increasingly important.

Both AU and the Pool have successfully developed, implemented and registered quality management systems to the ISO 9001:2000 quality management standard and maintain a certificate of conformity to the ISO 22000 standard for food safety which covers all the grain handling facilities. These registrations have significant benefits and are one of the many tools used to ensure destination customers are receiving consistent product quality and safe food product.

As of November 10, 2007, implementation of the combined AU and Pool quality management and food safety management systems began. Previously there were multiple registrations for the different types of grain operations. The combined quality management and food safety management systems will cover all grain handling operations under one registration and this registration is expected in April of 2008.

## *Changes to Legislation*

### *CWB Act*
The Federal government, as part of its election promise to introduce marketing choice for producers, conducted a farmer plebiscite on the marketing of barley in the spring of 2007. The results indicated that barley producers wanted the ability to make their own marketing decisions and have the option of selling barley either through the CWB or the open market. Following the plebiscite, the government introduced regulatory changes that would have removed the CWB's monopoly on western Canadian barley sales effective August 1, 2007. This regulatory change was legally challenged by the CWB on the grounds that any such changes had to be effected through legislation and not regulation. A Federal Court ruling issued July 31, 2007, concurred and the regulatory amendments were overturned. The Federal government announced on August 30, 2007 that it would appeal the court ruling and the Appeal Court is to hear the case in late February 2008.

*Canada Grain Act*

The Federal government also introduced amendments to the Canada Grain Act and the Canadian Grain Commission on December 13, 2007. These amendments were based on extensive consultations with the grain industry and the key changes include:

- The removal of Mandatory Inward Weighing and Inspection at Port Terminals. If required by shippers, this service would be conducted by third parties.
- An elimination of Terminal Weighovers and Audits. These could be undertaken by third parties as required.
- Elimination of CGC onsite inspection at primary elevators. Instead, samples would be submitted to CGC regional offices or onsite services would be provided by third parties.
- Any Security / Bonding requirements for grain dealers / grain companies would be eliminated. As such, letters of credit and other bonding requirements previously imposed on the grain industry would no longer be necessary.
- In anticipation of changes to the elimination of grain grading on a basis of Kernal Visual Distinguishability, a number of changes have been introduced to support this move. One is to grant the power to the CGC to make producer delivery declarations mandatory and the second is to significantly increase producer penalities for misrepresentations of grain deliveries.

This Bill is expected to receive second and third reading in the House in 2008 and is anticipated to come into effect August 1, 2009. These changes will reduce inspection costs and provide greater flexibility required to meet the needs of changing domestic and international markets.

*Canada Transportation Act*

The Transportation Act establishes the legal framework for the transportation of grains in Western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of the haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

The Government of Canada recently introduced amendments to the Canada Transportation Act – known as Bill C-8. On December 4, 2007 the House of Commons Standing Committee on Transportation completed its review and the Bill is awaiting third and final reading before being submitted to the Senate. This Bill is expected to be passed in late January or early February 2008. The key provisions of Bill C-8 are:

- Complaints can now be filed with the Canadian Transport Agency ("CTA") on railway ancillary and penalty charges;
- Groups of shippers will be able to request Final Offer Arbitration where the group has a common complaint.

These provisions should give shippers greater ability to challenge railways on matters of rates and services. Once Bill C-8 is passed, the Government of Canada will undertake a comprehensive review of railway service, as requested by grain shippers.

## BUSINESS OF THE COMPANY

**Western Canadian Grain Handling and Marketing Industry**

Canada is a significant producer and exporter of grains, with about 17.7% of the world wheat trade for the 2006-07 year. Canada is the world's second largest exporter of grains and oilseeds with the bulk of productive capacity in western Canada. Over the ten crop years ended July 31 2007, 94% of Canada's average production (49.8 million metric tonnes) of the "major" grains (wheat, barley, canola, oats, flax and peas) came from this region. Western Canada's annual production of the major grains decreased to 47.2 million metric tonnes in the 2006-07 crop year compared to 53.3 million tonnes in 2005-06 due to above-average temperatures and dry conditions, which stressed western crops in some regions prior to harvest.



Western Canadian Production of Six Major Grains (in '000,000 of metric tonnes)
For the periods ended July 31
60
55
50
45
40
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
E2008


Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 8

Typically, about 64% of this total (31 to 32 million tonnes), in addition to a variety of other specialty crops, is delivered into the Prairie primary elevator system to grain handling companies such as Viterra. About 76%, or 24 million tonnes, of grain handled through the primary elevator network is exported by rail or ocean going vessels through the ports of Vancouver, Prince Rupert, Thunder Bay, Churchill and the St. Lawrence Seaway. Grain that is not handled through the primary elevator network is sold by producers domestically to grain handlers such as Viterra and to millers, maltsters, crushers or feed manufacturers, is used on farm or placed into farm storage. On December 10, 2007, Agriculture and Agri-Food Canada ("AAFC") reported total supply of grains and oilseeds in Canada for 2007-08 is forecast to decrease by 9% from 2006-07, due to lower carry-in stocks and production. Carry-out stocks for 2007-08 are expected to fall by 19%.



Canadian Production of Six Major Grains vs Exports 1998 - E2008 (in '000,000 of metric tonnes)
For the periods ended July 31
60
55
50
45
40
35
30
25
20
15
10
5
0
Exports
Production
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
E2008


Source: Statistics Canada Field Crop Reporting Series, Vol. 86, No. 8/ Canadian Grain Commission, "Exports of Canadian Grain" July 2007

Handling begins with the transportation of grain from the farm to the country (or primary) elevator. Either the farmer or the grain handling company arranges transportation of grain to the country elevator by truck where grain is purchased. The grain is weighed, graded and dockage is assessed. (Dockage is an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains.) The farmer is then issued a cheque for saleable grain delivered, based upon the then current price for the grade, reduced by charges levied for freight, elevation, inspection and other fees and services. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill, maltster or to a port terminal. At unload at the port terminal, all grain is again weighed and inspected and an official weight and grade is assessed by the CGC. It is also cleaned to export standard, if necessary, and is stored until it is transported to end-use customers. Grain can also be cleaned to export standard at the country elevator. If the grain is shipped for export from a country elevator, it is similarly weighed and inspected by CGC staff as it is loaded onto rail cars. The certificate for western Canadian grain issued for each shipment of grain is internationally recognized and accepted as the CGC's guarantee of grain quality and quantity.

***Regulation***

Canadian agriculture, in general, and the western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* (the "Grain Act") and the *Canada Transportation Act* (the "Transportation Act"). Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact the distribution and retailing of fertilizer and crop protection products.

***The Canadian Wheat Board***

The principal mandate of the CWB is to market in an orderly manner, in interprovincial and export trade, wheat and barley for food consumption, grown in western Canada. The precise role of the CWB varies by commodity, by the use to which a commodity is put and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "Non-Board Grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils.

The CWB arranges the sale of Board Grains to domestic and international customers, either directly or through an accredited exporter such as Viterra. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location, principally either at: port terminals in Thunder Bay, Ontario or Churchill, Manitoba; one of several transfer elevators along the St. Lawrence Seaway; or port terminals in Vancouver or Prince Rupert, British Columbia; or at another location specified by domestic, U.S. or Mexican end-use customers.

The CWB undertakes many activities aimed at managing the flow of Board Grains from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it could be sold and the coordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of rail cars to grain handling companies so they may ship Board Grains).

Grain handling companies, including Viterra, act as agents of the CWB, with Board Grains representing about 60% of total grain volume handled. The CWB non-Board split for Viterra is expected to be more evenly split going forward as a result of the AU acquisition. AU historically handled a higher percentage of non-Board grains. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other fees and services. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made in a given Board Grain of a particular grade throughout the year, on an average or "pooled" basis, less the Initial Price and the CWB's own operating costs. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian federal government is required to bridge the shortfall.

To fulfill the requirements under its wheat and barley export program, the CWB calls for tenders from grain handling companies once a week for Board Grains and it may accept bids on any portion of the grain that it puts out to tender. Grain handlers may respond to the tender by indicating how many tonnes of the current requirement it will supply and what tariff or fees for services in supplying the tonnes would be applicable. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (*e.g.*, the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance of the company tendering. The successful bidders will receive rail car allocations sufficient to transport the Board Grains from their country grain elevators to the port terminal. The CWB's current target for tendered car allocation is 20%.

Under its rail car general allocation policy, the CWB allocates rail cars to grain handling companies on a zone basis for the delivery of non-tendered Board Grains. The allocation is based on a weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company, providing the undelivered portion does not exceed the 18 week average of receipts. There are 13 geographic areas that make up the different zones and it is up to the companies to allocate awarded rail cars among country grain elevators within each zone. The allocation process consists of General Car Awards and Advanced Car Awards, the difference being the notice period that the grain handling company receives before the cars are spotted for loading at the country grain elevators. Advanced Car Awards are made prior to General Car Awards and make up 20% of the total 80% rail car allotment. General Car Awards make up the remaining 60% of the total 80% rail car allotment. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient rail cars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate rail cars by train run or station.

Under the agency agreement between the grain handlers and the CWB, a grain handling company is responsible for delivering a specified quantity, type and grade of Board Grains within a specified time. Failure to do so will result in financial penalties being assessed against the company, and may include storage or late vessel loading charges incurred by the CWB because of the company's non-performance. The CWB, on the other hand, is responsible for moving grain out of the port terminal within the allotted time. Failure to do so will result in the CWB being held responsible for any storage charges or additional costs incurred by the grain handling companies that arise from the CWB's non-performance.

On September 5, 2007 the Canadian Wheat Board filed a level of service complaint against Canadian National Railway ("CN") claiming that CN failed to fulfill its level of service obligations and that CN failed and is continuing to fail to provide adequate rail service through the supply of general distribution cars to the CWB. The CWB also claims that the advance product programs currently offered by CN discriminate against the CWB in the distribution of rail cars. While Viterra and other shippers would agree that CN service has been problematic at times, a number of the remedies sought by the CWB are inappropriate, i.e. the issue is not the CN products or general car distribution of CN but rather CN's ability to deliver cars to Vancouver. On October 26, 2007 Viterra filed an intervention with the Canadian Transportation Agency ("CTA") on this case outlining its objections to the remedies being sought by the CWB. The CTA is expected to rule on this case early in 2008.

### *Canadian Grain Commission*

The CGC is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the CGC and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and Non-Board Grains. The Grain Act and the regulations thereunder set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities ("primary elevators"), including such matters as the weighing, grading and treatment of grain, monitoring the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards. Operators of grain handling facilities must obtain a licence from the CGC.

### *Canada Transportation Act*

The Transportation Act establishes the legal framework for the transportation of grains in western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

The railways have maintained the same multiple car block freight discounts for the past three years which favours those companies that can load in 50 and 100 car blocks, depending on the commodity being shipped and the railway's ability to supply 50 or 100 car blocks. Viterra expects to maximize rail incentives it can earn from the railways by shipping about 84% of its total export shipments in 50 or 100 rail car loads. The remaining shipments would not otherwise be eligible for rail incentives as these shipments relate primarily to inter-provincial movements of barley and feed wheat for domestic markets where customer facilities are not equipped to handle multi-car blocks and to movements of specialty crop commodities such as canary seed and peas which may not be shipped in 50 or 100 car loads.

### *Non-Board Grains*

Non-Board Grains are subject to the Grain Act and certain Non-Board Grains are subject to the Transportation Act, but are not subject to the Canadian Wheat Board Act. As a result, the price paid by grain handling companies to farmers for Non-Board Grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of Non-Board Grains to port terminals or directly to end-use customers.

## Agri-Products Industry

The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and since 1999, the overall market, including seed, fertilizer, crop protection products, has grown from about $2.6 billion in sales to about $3.4 billion today. The growth in sales has been driven by a combination of increased consumption resulting from the development of new seed technologies and varieties, escalating prices resulting from supplier consolidation (increased supplier power) and external factors such as the impact of rising natural gas prices on fertilizer prices.

## Agri-Food Processing

Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. Total world production dropped slightly in 2007 to 23 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the worlds's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

Western Canadian production of barley has averaged 10 million tonnes the past ten years and of this, approximately 2 million tonnes is accepted as malting barley, which is primarily used by the brewery industry. Of the 2 million tonnes, Canadian maltsters generally utilize half with the balance exported throughout the world.

## Livestock Feed and Services Industry

Western Canada's livestock industry is the area of agriculture that has delivered the most consistent growth in farm receipts in the decade leading up to the drought in 2002. The discovery of disease in livestock and poultry and the impact of a strengthening Canadian dollar since 2003 have suppressed this growth.

Western Canadian farm cash receipts from livestock increased from $6.3 billion in 1996 to $8.9 billion in 2006, the most recent year for which statistics are available, representing over 44% of total farm receipts. This total was divided between beef ($4.9 billion), hogs ($1.7 billion), dairy ($1.1 billion), poultry ($801 million) and other livestock ($391 million). On a year-over-year basis, plunging hog receipts drove down revenue from the livestock sector with the main driver being lower prices. Increased cattle and calf receipts moderated the drop in livestock revenues with cattle exports regaining strength following the reopening of the American border to live cattle under 30 months of age on July 18, 2005. Dairy and poultry markets are primarily domestic in nature, as these sectors are governed by supply management boards mandated by Canadian federal and provincial governments, and as such they have difficulty exporting products while remaining compliant with world trade organization agreements.

Western Canada is an ideal area for production of high quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for rearing hogs and cattle, normally abundant and competitively priced feed grains and the availability of expertise and capital for these business ventures. Domestic demand for poultry and dairy has benefited from population growth and increased per capita consumption. Although less significant, Western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock. In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by-products from these industries for livestock production.

### *Canadian Feed Industry*

In the nineties, western Canadian livestock production experienced significant growth fuelled by a willingness to invest in the sector and by a comparative cost advantage to the United States. Since 2000, the effects of factors like U.S. grain production price supports, U.S. trade actions against Canadian hogs and cattle, tightening farm credit, and the strengthening of the Canadian dollar, have dampened this growth. The result has been that the commercial feed industry is consolidating and marginal feed milling operations and companies are closing.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has not grown since 2000. Nevertheless, there have been opportunities for market share growth for companies who have invested in modern, cost competitive feed manufacturing facilities. An earlier trend to on-farm feed production has been limited by the advent of larger, more cost effective feed mills which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

### *United States Feed Industry*

The U.S. is the dominant producer of animal feeds accounting for 145 million tonnes annually, or 24% of global production. Its production has grown approximately 2% annually over the past decade. Major ingredients are cereals, oil seeds and meals as well as premixes containing minerals, vitamins and trace elements along with growth promoters and growth enhancers.

# DESCRIPTION OF THE BUSINESS

## GRAIN HANDLING AND MARKETING

Viterra's grain handling and marketing business consist of country grain elevators and port terminals.

### *Country Grain Elevators*

The country grain elevators are a western Canadian network of 104 facilities including 59 high-throughput elevators with 50 or 100 car spots. In addition to the 104 grain handling facilities, the Company owns/operates 13 special crops processing facilities. Grain storage capacity of the grain handling facilities by province is as follows:

| | High-Throughput Elevators | | Conventional Elevators | |
|---|---|---|---|---|
| Province | Number | Storage Capacity (in metric tonnes) | Number | Storage Capacity (in metric tonnes) |
| Manitoba................ | 11 | 208,120 | 7 | 56,570 |
| Saskatchewan........... | 32 | 910,390 | 27 | 173,560 |
| Alberta.................... | 16 | 453,340 | 9 | 50,100 |
| British Columbia....... | - | - | 2 | 22,300 |
| TOTAL................... | 59 | 1,571,850 | 45 | 302,530 |

Unlike a number of its competitors, the Company has a large, geographically dispersed and strategically located country grain elevator network. The Company believes that the size and scope of its network positions it to be a preferred counter-party for end-use grain markets. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes, by contracting with farmers early in the crop year, or even before planting. In some cases, the Company also pays premiums to farmers who transport their grain longer distances to the Company's country grain elevators.

Viterra has an agency agreement with the CWB entitling it to handle Board Grains for which it receives tariffs set by the Company. In the case of Non-Board Grains, the farmer receives payment from Viterra equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied for Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest) which are payable to the Company.

The Company strives to handle on a "just-in-time" basis, however there are times when grain may be stored in the elevator for some time before it is shipped to a domestic or international customer, such as a flour mill, feed mill, maltster or to a port terminal. At both the country elevator and the port terminal, cleaning and blending of the grain can occur. Handling, cleaning, blending and storage are key factors under the Company's control affecting margins and profitability. Grade gains are a significant and more variable factor and are derived by blending grains at lower primary standards with higher grades so as to allow the aggregated mix to meet the minimum higher grade standards. The Company may also recover or lose grain through the cleaning process.

It is customary for country grain elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with perpetual inventory records. To the degree that weights and grades at the time of the reconciliation differ from the weights and grades at the time of purchase, the Company may realize a gain or loss of revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

### *Port Terminals*

The Company's port terminal services business links its country grain elevators with offshore customers, providing processing and logistics services to ensure timely delivery of grain to fulfill the CWB's, the Company's and/or other exporters' sales commitments. The following table sets out information regarding the port terminal operations in which the Company has an interest:

| Port Location | Licensed Storage Capacity (in metric tonnes) | Ownership Interest |
|---|---|---|
| Vancouver, BC; (Cascadia Terminal)...... | 282,830 | 100%, |
| Vancouver, BC (Pacific Terminal)......... | 199,150 | 100% |
| Prince Rupert, BC............................ | 210,000 | *64.2% |
| Thunder Bay, ON, (Terminal 7, A & B)... | 362,650 | 100% |
| Thunder Bay, ON, (Terminal A)............ | 231,030 | 100% |
| TOTAL....................................... | 1,285,660 | |

*Viterra is part of a consortium that owns and operates a 210,000 tonne capacity terminal in the port of Prince Rupert, B.C.. At August 1, 2007, Viterra's interest, based upon combined historical proportionate share of unloads, is 64.2% .

Grain transported by rail from country grain elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored prior to being loaded onto ships. The CGC officially weighs, inspects and assesses cleaning charges on all grain that is unloaded at a terminal elevator (see update on proposed legislative changes to CGC services in "Industry Trends and Developments" section). Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce by-products. Some by-products (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of by-products can vary substantially depending on the underlying values of grain commodities with which they compete. Clean, graded grain is stored until it is required to be loaded onto a vessel. During the shipping process, the CGC officials weigh and inspect the shipment and at completion, provide a Certificate for western Canadian Grain to the customer. The Company collects charges for elevation, cleaning, storage, drying and a variety of other services from the shipper of the grain (CWB for Board Grains, other exporters for Non-Board Grains) when the vessel has been loaded.

As is the case with country grain elevators, port terminals have the potential to blend and mix some grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by CGC regulations unless previously exempted by the CGC).

### *Grain Marketing*

The Company's grain marketing business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers and end-use customers. The Company's domestic and international sales-force works with end-use customers to co-ordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including Alfred C. Toepfer, Mitsui & Co., Ltd., Mitsubishi Corporation and Marubeni Corporation. Viterra, as an accredited exporter, also markets Board Grains on behalf of the CWB.

The second aspect of grain marketing is logistics. The Company's logistics capabilities permit it to utilize its network of country grain elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates timely transportation and delivery of required grains to its strategically located elevators. The Company's logistics ability and country elevator capacity allows it to load many rail cars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping most of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfill specific market needs and providing customized "just-in-time" service to end-use customers, primarily for Non-board commodities. The final aspect of grain marketing is risk management in respect of the Company's Non-board Grain inventories, which generally is accomplished by hedging in commodities futures markets and managing the Company's inventory positions.

Viterra is also a marketer of a number of special crops including dry beans, mustard, lentils, chickpeas, canary seed, specialty peas and specialty oats. The dry bean business within Viterra is focused in Southern Alberta and Southern Manitoba. The Alberta facilities at Taber and Bow Island handle pinto, pink, great northern, small red and black beans. The Manitoba bean program is operated via a state-of-the-art facility at Carman, Manitoba and handles navy, pinto, black and light red kidney beans. The lentil, specialty pea and chickpea program is operated through the Lethbridge, Alberta and Ray, North Dakota facilities. The specialty oat program processes its product at the Edmonton, Alberta; Camrose, Alberta and Melfort, Saskatchewan plants. The split pea processing occurs at the Carman, Manitoba location. The Company also provides producers with a number of flexible contracting options for other special crops that they grow, including canary seed.

Viterra is a North American mustard contractor, processor and marketer of mustard worldwide. Viterra currently has five mustard seed processing facilities across North America – Warner, Alberta; Moose Jaw, Saskatchewan; Melville, Saskatchewan, Humboldt, Saskatchewan and Minneapolis, Minnesota. These facilities clean and process mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustard. The Company produces a whole ground yellow mustard at Minneapolis and a deheated, ground yellow mustard at a joint venture relationship at Warner, Alberta. All U.S. facilities within the Special Crops group operate through the Company's U.S. subsidiary, Demeter (1993) Inc. The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled and the margin earned on merchandising Non-Board Grains.

Total sales and revenues for Grain Handling and Marketing for the twelve-month period ending October 31, 2007, including results from the operations of AU effective May 29, 2007, were $2,280 million. (2006 - $991 million)

## Agri-Products

Viterra's agri-products segment operates a network of 276 retail locations throughout Western Canada, which are geographically distributed relative to the growing regions in the Prairies. Each facility is involved in the specialized sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment, such as storage bins. Many locations also store and sell anhydrous ammonia, a cost-effective form of nitrogen fertilizer. Product distribution is supported by a series of two central warehouses located in Saskatchewan and Alberta registered to ISO 9001:2000 standards. The Company's agri-products division also provides extensive agronomic information enabling customers to make informed crop input decisions, offering customized application of products and arranging for financing for customers purchasing crop inputs from the Company (see "Financial Products – Viterra Financial").

### *Fertilizer*

Viterra is a major distributor of fertilizer in Western Canada. The Company also has an investment in fertilizer manufacturing, and access to a stable source of fertilizer supply, through its indirect minority interest in Canadian Fertilizers Ltd. ("CFL"). The Company owns 100% of Westco, that, in turn, owns a 34% interest in CFL. CFL manufactures fertilizers at a world-scale urea and ammonia plant in Medicine Hat, Alberta and supplies about 30% of the needs of Viterra's customers.

The Company distributes fertilizer throughout Western Canada through its network of country grain elevators and agri-products centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended by Westco or the distribution facility to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The western Canadian retail market for fertilizer amounts to approximately $1.7 billion annually. This compares to Viterra's fertilizer sales of $476 million for the twelve-month period ending October 31, 2007 which includes results from the operations of AU effective May 29, 2007.

### *Crop Protection Products*

Viterra is a significant distributor of crop protection products in western Canada. The Company offers a large number of crop protection products including herbicides, insecticides, fungicides and seed treatments through its network of agri-product retail stores across western Canada. While most crop protection products are sold directly to farmers through the Company's retail network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Viterra complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of the AWSA compliant warehouses at its agri-product retail stores.

While older products continue to be replaced with improved ones and branded products increasingly giving way to generic products, the overall size of the $1.2 billion market for crop protection products in western Canada has not grown significantly in recent years. This compares to Viterra's crop protection products sales of $342 million for the twelve-month period ending October 31, 2007 which includes results from the operations of AU effective May 29, 2007. The major grain handling companies and independent retailers compete in this segment.

### *Seed Products*

The Western Canadian seed market represents approximately $440 million in sales annually. This compares to Viterra's seed sales of $66 million for the twelve-month period ending October 31, 2007 which includes results from the operations of AU effective May 29, 2007. The seed industry consists of seed development, production, processing, treating, distribution and retailing.

Viterra is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties. The Company is involved in varietal seed development, including research and development through a seed testing laboratory at Innovation Place in Saskatoon at the University of Saskatchewan, and through several strategic alliances or other arrangements with leading breeding companies. The Company expends approximately $7.0 million per year on the development of varieties of canola, wheat, malt barley, oats, Linola and other seed products. The Company's business strategy continues to focus on retail distribution of seed while continuing to access seed technology through new and existing strategic relationships.

### *Agricultural Equipment*

The grain storage products market in Western Canada represents about $120 million in sales including $80 million for corrugated bins, $15 million for associated bin bottoms and $25 million for smooth wall bins (Viterra estimate). This compares to Viterra's equipment sales of $51 million for the twelve-month period ending October 31, 2007. The value chain is based on manufacturers producing equipment, selling the equipment directly to retailers who in turn sell to producers. On November 13, 2007, Viterra launched a new line of industry-leading grain storage products under the brand "Westor". The corrugated grain storage bins are engineered by Westeel and available exclusively through Viterra.

Total sales for Agri-Products for the twelve-month period ending October 31, 2007, including results from the operations of AU effective May 29, 2007, were $935 million. (2006 - $533 million).

## Livestock Feed and Services

The Company is engaged in the livestock services industry with the manufacture and marketing of livestock feed products under the trade names Unifeed®, Unifeed Swine Programs™ and Hi-Pro Feeds® and offers complementary secured financing programs under Unifinance® and Unifeed Commercial Swine program. The Company also arranges for financing for livestock services customers purchasing feed from the Company (see "Financial Markets – Viterra Financial® and Unifeed Financial®").

In Canada, the Company produces complete feeds and supplements at seven feed mills and two pre-mix manufacturing facilities. In the United States, the Company produces complete feeds, supplements, and pre mixes in three locations and processes corn by flaking in one location. The Canadian feed mills and pre-mix facilities comply with all federal regulations and are HACCP certified or compliant and the U.S. feed milling assets are fully compliant with state and federal operating standards for feed milling.

The following table sets out information regarding the Company's feed mills and pre-mix facilities:

| Name and Location | Current Volume(1) | Nominal Capacity(1) |
|---|---|---|
| Unifeed Chilliwack, British Columbia | 247,000 | 225,000 |
| Unifeed Sherwood Park, Alberta | 116,000 | 150,000 |
| Unifeed Edmonton Premix, Alberta | 15,000 | 18,000 |
| Unifeed Olds, Alberta | 106,000 | 150,000 |
| Unifeed Lethbridge, Alberta | 315,000 | 340,000 |
| *Vertech Feeds Red Deer, Alberta | 28,000 | 30,000 |
| Unifeed Carman, Manitoba | 42,000 | 80,000 |
| Hart Feeds Landmark, Manitoba | 85,000 | 80,000 |
| Hi-Pro Lubbock, Texas | 65,000 | 65,000 |
| Hi-Pro Friona, Texas | 300,000 | 300,000 |
| Hi-Pro Dexter, New Mexico | 250,000 | 300,000 |

(1) Metric tonnes
*manufacturing operations are being scaled back with the intention closing down and liquidating the property

Viterra's livestock feed products generally are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes smaller quantities of bagged feed products through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities and through independent dealers located primarily in Texas, Colorado, New Mexico, Alberta and British Columbia.

The Company sells its livestock feed products and derives additional revenue from interest and financing fees in connection with its Unifinance secured financing programs. Under these programs, the Company provides secured financing to credit-worthy livestock operations for purchases of livestock, feed inputs, capital investments and credit consolidation. Borrowers under the Unifinance secured financing programs are required to purchase their livestock feed product requirements from the Company. In addition to its own Unifinance program, the Company operates another secured financing program (Unifeed Financial) in partnership with a Canadian chartered bank.

Viterra also sells its livestock feed products, commercial swine feeder pigs and brokers hogs under its Unifeed Commercial Swine program. Under this program, the Company offers the opportunity for operators of sow farms (which raise pigs to 18 or 50 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to stabilize cash flows through the market cycle by providing the producer with a financing program which provides a stable market price for their products under revolving contracts with minimum terms of six years. These contracts are automatically extended, if necessary, until all amounts paid to the operator as a result of the cash flow management mechanism are repaid to the Company. Producers participating in the Company's hog cash flow stabilization program are required to purchase their livestock feed product requirements from the Company. During the 12-month period ended October 31, 2007, approximately 1.1 million market hogs were raised and approximately 70,000 metric tonnes of feed products were sold under this program.

In addition, the Company has a 31.4% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over one million hogs per year and manufactures approximately 300,000 tonnes of feed, most of which is fed to Puratone owned hogs.

As a new reporting segment for the Company following the acquisition of AU, results for Livestock Feed and Services in 2007 reflect results from the acquisition date of May 29, 2007 to October 31, 2007. During this period, feed sales were $171 million.

## Agri-food Processing

**Can-Oat** - Canada is the third largest oat producer in the world and the world's largest oat and oat product exporter. The primary markets for oat products are hot and cold breakfast cereals and nutrition snack bars. The oat manufacturing industry consists of cereal manufacturer/brand managers such as Quaker Oats and General Mills, and independent industrial manufacturers that sell primary and finished oat products to cereal manufacturers. Primary products include sized whole groats (whole oats with the hulls removed) and steel cut groat chips that have been conditioned and are fit for human consumption. Primary products produced by industrial manufacturers are either sold to cereal manufacturers for finishing or finished by industrial manufacturers for sale to cereal companies. Finished products are primary products that have been processed into flakes, flour, bran or blended oatmeal combinations.

Can-Oat Milling ("Can-Oat") produces primary products at its manufacturing plant located near Saskatoon Saskatchewan, and primary products and a full range of finished products at its plants in Barrhead, Alberta and Portage la Prairie, Manitoba. Can-Oat exports approximately 93% of production with the main destination being the United States, but also has marketing efforts in Mexico and Central & South America. Sales are priced in US dollars and therefore a strengthening Canadian dollar can affect earnings. Can-Oat reduces the impact of foreign currency fluctuations by engaging in hedging activities. Products are transported by railcar and by truck. With close to 90% of Canada's oat production occurring in the Prairie Provinces, Can-Oat is well positioned with its plants located in the heart of the oat production region. This provides Can-Oat with a competitive advantage over US manufacturers who import raw oats from Canada, as Can-Oat removes the hulls and screenings (35% of weight) before shipping oat products to their US customers, thereby reducing transportation costs. In addition, primary products produced in the Saskatoon plant are finished in the Portage la Prairie plant which is well situated relative to the Company's US customers. In addition, Can-Oat's Barrhead plant which also produces organic food products is ideally suited to supply the West Coast markets. Can-Oat is the largest industrial oat processor in the world with 380,000 metric tonnes of milling capacity.

**Prairie Malt Limited (42.38% ownership interest)** - Prairie Malt Limited's ("Prairie Malt") facility in Biggar, Saskatchewan, processes barley into malt primarily for the brewery industry. Viterra owns 42.38% of Prairie Malt while 57.62% is held by Cargill. As part of the Companys's interest in Prairie Malt, a barley supply agreement was signed requiring Prairie Malt to take at least 80% of its barley requirements from Viterra, subject to quality, cost, and availability. The contract is to remain in effect until terminated by agreement or when Viterra no longer holds shares in Prairie Malt. Prairie Malt's customers are located both domestically and internationally including the United States, Mexico, the Pacific Rim, South America and Latin America. Sales are priced in US dollars and therefore a strengthening Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities. Malt is transported either by truck or railcar with the majority of railcar shipments going to Canadian ports where it is then loaded onto ships bound for offshore markets.

Total sales for agri-food processing for the twelve-month period ending October 31, 2007 were $167 million. (2006 - $129 million).

## Financial Products

***Viterra Financial and Unifeed Financial***

Through Viterra Financial, the Company acts as an agent for a Canadian chartered bank that extends unsecured trade credit at competitive rates to customers of the Company's agri-products business. The sale of crop inputs peaks in May and June as new crops are sown, with a significant portion being credit sales. Depending on underlying customer credit ratings, payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that accommodate their cash flow requirements. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the 2007 fiscal year, the approved credit offered under this financing vehicle exceeded $1.0 billion with customer usage peaking at $433 million at June 30, 2007.

Unifeed Financial offers secured loans to customers of livestock feed and services to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2007 fiscal year, the approved credit offered under this financing vehicle exceeded $97 million with customer usage peaking at $49 million at May 31, 2007.

Under these programs, the Company provides a limited indemnity to the bank for a portion of any loan losses. The Company expects to continue to reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production and livestock services businesses. As a result, the Company benefits by reducing its borrowings to finance customer purchases thereby lowering financing costs. Sales financed by Viterra Financial are immediately funded and essentially represent "cash sales" to the Company.

## *Competition*

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control.

The Western Canadian agricultural business is also highly competitive. However, with respect to the Company's four principal business activities, it is Western Canada's largest grain handling and marketing company by volume, Western Canada's largest agri-products services provider, and one of Western Canada's largest manufacturers and suppliers of livestock feed products.

The Company's grain handling and marketing business has numerous competitors including James Richardson International (Pioneer), Cargill Incorporated, Paterson Global Foods Inc., Parrish & Heimbecker Limited, Louis Dreyfus, and other smaller companies. Unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across western Canada broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably with respect to these factors.

The Company's agri-products business competes against other grain handling companies, international seed companies and numerous independent retailers in supplying fertilizer products, crop protection products and seed to farmers. The competitive landscape in Western Canada is a mature market and highly fragmented, made up of over 240 competitors servicing about 917 locations throughout the region. Viterra operates 276 retail locations. Independent retailers collectively comprise about 30% of the market, together with a number of major grain handlers which sell seed, fertilizer, crop protection and small agricultural equipment. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

The Company's agri-food processing services business competes in the global oats processing and global malt export market where the markets for the Company's products are highly price competitive and may be sensitive to product substitution. A number of large, international companies compete in these markets.

In Canada, the Company's livestock feed and services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in Western Canada, which are: Cargill Limited (Nutrena Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns. In the United States, the Company competes with local suppliers and large regional manufacturers including Land O'Lakes, Purina, and Cargill.

## *Human Resources*

As of Oct 31, 2007, there were 3,097 persons employed by Viterra and its wholly owned subsidiaries. Of this total, 1,167 were unionized employees who are represented by four unions and whose employment is governed by eleven collective agreements. Of the eleven, four are currently in bargaining, see details below. These agreements are normally negotiated for varying terms and in any given year a number of these agreements expire and are re-negotiated.

**COLLECTIVE BARGAINING AGREEMENTS – at October 31, 2007**

| Union | Agreement/ Location | Term of Agreement | # of Employees |
|---|---|---|---|
| Grain Services Union | Country Services (Operations & Maintenance) - Sask. | Feb 1/06-Jan 31/08 Currently in bargaining | 598 |
| Grain Services Union | Offices | Feb 1/06-Jan 31/08 Currently in bargaining | 159 |
| United Steel Workers of America Union Lodge 650 | Thunder Bay Terminal | Feb 1/06-Jan 31/09 | 52 |
| Grain Workers Union | Cascadia | Jan 1/06-Dec 31/10 | 105 |
| Grain Workers Union | Pacific Elevators Ltd. | Jan 1/06-Dec 31/10 | 51 |
| Grain Services Union | AgPro – Saskatoon | Jan 1/06-Dec 31/09 | 29 |
| Grain Services Union | AgPro - Moose Jaw | Apr 1/06-Sept 30/09 | 28 |
| United Food & Commercial Workers Union | AgPro – Coulter | July 1/07-Jun 30/08 | 3 |
| Grain Services Union | AgPro - Man/Alta | Oct 1/04-Sept 30/07 Currently in bargaining | 106 |
| United Food & Commercial Workers Union | Can-Oat –Saskatoon | Sept 5/07-Sept 30/09 | 29 |
| United Food & Commercial Workers Union | Oat Plant - Edmonton | March 31, 2007 Currently in bargaining | 7 |

In July of 2007, Viterra filed an application with the Canadian Industrial Relations Board seeking to combine all of the employees who are represented by the Grain Services Union and employed in the grain operations, maintenance, agri-products, related research and development and office staff (with the exception of those involved in the export facilities in British Columbia and Ontario), into one bargaining unit. If the Canadian Industrial Relations Board agrees with the Company's one unit application, it may order the employees to vote as to whether they want to be represented by the union or not. The end result may be that the union no longer represents the employees of Viterra. The Grain Services Union has filed an application and a response to Viterra's application. A hearing has been scheduled for March 17-20, 2008 to determine the above applications.

In November 2007, the Grain Services Union filed an Interim Relief Application and an Unfair Labour Practice. In the application, the Grain Services Union requested that the Canadian Industrial Relations Board order Viterra to apply the existing Collective Agreements to former AU employees in SK or, alternatively, prohibit Viterrra from proceeding with its restructuring plans pending a final determination on the various outstanding applications. On December 20, 2007, the Canada Industrial Relations Board unanimously dismissed the GSU's application saying that they were not prepared to put a freeze on Viterra's operations and that an interim order would not fulfill the objects of the *Canada Labour Code*.

Recently, the Grain Services Union filed a Certification Application with the Canadian Industrial Relations Board to represent the employees in Manitoba who are engaged in agri-sales, grain handling, maintenance and related ancillary operations of Viterra, excluding employees covered by an existing certification order of the Board. There has also been another application for certification by the Grain Services Union in relation to a unit of employees who are employed at Carmen, Manitoba, at the Bean and Specialty Crop Processing Plant. Viterra has responded and is contesting the certification applications.

Viterra is currently in collective bargaining with the GSU for the Saskatchewan Maintenance and Operations and Head Office and the Alberta and Manitoba facilities under the Agpro name.

## *Environmental Matters*

Viterra is subject to stringent federal, provincial and municipal laws and regulations relating to environment, health and safety and to the transportation, handling and storage of hazardous substances such as certain crop protection products in the jurisdictions in which it operates. In accordance with an environmental policy adopted by the Board of Directors, all properties have environmental site assessments conducted upon acquisition and divestiture, periodic audits are completed for all facilities, and a quarterly report is prepared for the Risk Management Committee. The Company also monitors significant environmental matters of its affiliated companies.

The Company is in substantial compliance in all material respects with environmental laws and regulations. There can be no assurance that the Company will not experience difficulties in its efforts to comply with such laws and regulations in future years or that the costs associated with the Company's continued compliance efforts will not have a material adverse effect on the Company's financial results, business prospects and financial condition.

Westco has an Asset Retirement Obligation ("ARO") for decommissioning and reclamation of former production sites. The ARO recognizes the liability for the former production sites in Calgary and Medicine Hat. The period to complete the reclamation project is estimated to be about 8 years from the current date and Westco's management continues to believe that the ARO is adequate. The Company's ARO was $21.5 million at October 31, 2007 ($2006 - $12.5 million). The net increase from the prior year reflects the additional liability assumed as a result of the consolidation of AU's ownership in Westco in the current year. All work in Calgary and Medicine Hat is being conducted under a plan approved by Alberta Environment.

Interprovincial Co-operative Limited ("IPCO"), an affiliate in which the Company has a jointly held ownership interest, has sites in Winnipeg, Manitoba, and Saskatoon, Saskatchewan for which it is responsible to carry out remediation work due to contamination caused by its past operations. A thorough routine environmental site assessment was completed at the Winnipeg manufacturing site in September of 2004. Based on the assessment, Manitoba Conservation ("MC") concluded that the site is in environmental compliance at this time but did ask IPCO to address potential inadequacies with the containment system. As part of the ongoing environmental monitoring at the site, contaminant concentrations in groundwater monitoring wells were tested and have shown to not have substantially changed over the past three years (2004, 2005, 2006). MC concurred with IPCO's proposal to sample these monitoring wells in the summer/fall of 2008 based on past results. The Saskatoon site had a herbicide soil contamination problem that was addressed by a remediation agreement that was executed by Saskatchewan Environment ("SE"), the Rural Municipality ("RM") of Corman Park and IPCO. The remediation work was completed in 2003 and a long-term site monitoring program was approved by SE. Neither the RM nor SE has required that any sampling of adjacent test wells be undertaken in 2007.

Given the AU acquisition, Viterra has a number of environmental assessments or other procedures underway with respect to the AU facilities.

The Company's facilities, and those of its affiliates, operate under various operating and environmental permits, licenses and approvals that contain certain conditions that must be met, and the right to continue operating these facilities are, in a number of instances, dependent upon compliance with such conditions. Developments, such as the adoption of new laws and regulations, the imposition of more onerous requirements in environmental permits, licenses and approvals or increasingly strict enforcement of existing laws and regulations may require future expenditures to modify operations, install environmental control equipment, dispose of wastes or perform site clean-ups.

# RISK FACTORS

The following description of investment considerations and risk factors which the Pool is subject to should be read in conjunction with the information contained in its 2007 "Management's Discussion and Analysis" under the subheading "Risk Management," which is incorporated herein by reference.

***Adverse Weather Conditions***

Adverse weather conditions represent a very significant operating risk affecting Viterra. Weather conditions affect the types of crops grown, the quality and quantity of grain production and the levels of farm inputs which, in turn, affect Viterra's sales mix, grain handling volumes and level of agri-products sales. Adverse weather conditions, such as drought or frost, can result in reduced crop production and in turn, reduced grain handling and marketing volumes. A reduction in grain handling and/or crop input sales because of adverse weather conditions can have a material adverse effect on the Company's financial results, business prospects and financial condition.

Both the Pool and AU have historically had grain volume insurance to protect the cash flow of the Company from significant declines in grain volumes as a result of drought or other weather related events. The Company is currently conducting a review of the two predecessor programs to design and develop a program covering the grain volumes of the combined company effective for 2008.

***Political and Economic Risks***

The world grain market is subject to numerous risks and uncertainties, such as global political and economic conditions, which can affect Canada's ability to compete in the world grain market and importing countries' abilities to purchase grain and other agri-food products. Both of these factors affect Canada's export levels of Board and non-Board grains and oilseeds, which, in turn, affect the Company's handling volumes.

International agricultural trade is affected by high levels of domestic production and global export subsidies, especially by the United States ("U.S.") and the European Union ("EU"). Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on commodity prices. It is estimated that EU and U.S. domestic and export subsidies take away $1.3 billion each year from Canadian grains and oilseed sales. Tariffs and subsidies restricting access to foreign markets prevent the expansion of the Canadian agri-food processing industry and cost Canadian jobs, especially jobs in rural Canada. While not the most significant sector overall for World Trade Organization ("WTO") members, the Agricultural sector is likely the most politicized. The political influence of the farm sector in both the EU and U.S. is very significant, and agricultural negotiations are driven as much by political needs as they are by economics. Developing nations typically have small manufacturing bases and their agricultural sectors are critical to their economies. These concerns must also be accommodated in any agreement in the Agricultural sector.

After several attempts, the WTO reached agreement in July 2004 in Geneva on a framework for final negotiations (DOHA Round Framework Agreement). This is designed to result in:

- Elimination of agricultural export subsidies
- Reduction in domestic agricultural support that encourages overproduction and leads to depressed prices
- Reduction of import duties that limit access to agricultural exports
- The elimination of all trade-distorting practices of State Trading Enterprises ("STE's")
- The use of non-commercial export credits to export grain.

A major round of Ministerial discussions was held in Hong Kong in December of 2005. While the talks fell short in that concrete agreement was not reached, there were areas of progress:

- A final date for the elimination of export subsidies has been established – 2013. The inability to arrive at any conclusion on market access and domestic support resulted in this date being deferred.

- The declaration does move forward the concept from the July 2004 framework that the greater subsidizers will have greater cuts and confirms the three-band approach that came out of the Geneva-based negotiations. The EU will be in the highest band, the US and Japan in the second band and the other WTO members in the third band. The next, politically difficult step is to define the size of the cuts in each of these three bands.

On market access there was confirmation of the four-band approach. Like the discussion on domestic support, this is intended to ensure that the highest tariffs received the greatest cuts.

While there has been progress within the WTO process since Hong Kong it has been slow and at times talks have neared collapse. Substantial progress has been made since the summer of 2007 with the EU and US indicating they are willing to compromise on their respective positions. Ambassador Crawford Falconer, the Chair of the agricultural negotiations, is expected to present a revised text near the end of January 2008. Depending on acceptance / progress of negotiations a Ministerial meeting will be held in February 2008 to finalize a WTO agreement on agriculture. To go much beyond that date will put any agreement on agriculture in jeopardy given the American Presidential election in November 2008.

Canada has taken the position that it will not negotiate on its supply-managed goods. This has effectively isolated our negotiators from the agricultural discussions.

### *Changes in Domestic Regulation*

Canada's grain industry and rail transportation is highly regulated. Under the Canadian Wheat Board Act, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption grown in Western Canada. Since Board Grains accounted for approximately 50% of the grain handled by the Company for the year ended October 31, 2007, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, reductions by the CWB in the percentage of CWB grain tendered to grain handlers in favour of increased rail car allocation represents a return to a less commercial freight forwarding system and may adversely impact the competitive environment within western Canadian agriculture and consequently the Company's results of operations, business, prospects and financial condition. Proposed changes to the CWB would significantly alter the western Canadian agricultural industry.

### *Commodity Price and Market Risks*

Prices of agricultural commodities are influenced by a variety of regional and global factors that are beyond the control of the Company. These include various economic and weather related conditions; governmental regulation and initiatives, including domestic and foreign farm programs and policies, trade subsidies, sanctions and barriers; outbreaks of crop diseases or insect infestations, and many other factors. Although the majority of the Company's grain handling revenue is volume-driven rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage, and the types of crops grown. Such factors can affect the Company's sales mix, handling volumes and the level of agri-products sales.

The Company also has exposure to commodity prices where there is a decline in the price on Non-Board grains between the time of purchase and the time of sale by the Company. While the Company takes active steps to hedge this exposure, there are limitations, such as the size of forward contracts, and also the lack of a regulated futures market for certain specialty crops handled by the Company.

Prices of raw and processed agri-food commodities affect gross margins of the Company and its affiliated agri-food processing businesses. Lower or fluctuating commodity prices can effect the Company's sales mix, handling volumes, level of agri-product and agri-food processing sales and margin, and can have a material adverse effect on the Company's financial results, business prospects and financial condition.

### *Employee Relations and Collective Bargaining*

Approximately 38% of Viterra's, and its subsidiaries' workforce, are unionized and are governed by eleven collective agreements. Four of the eleven collective agreements are currently in bargaining. Although collective bargaining has commenced in each case, there can be no assurance that the Company will be able to conclude new collective agreements or that labour disruptions will not occur.

See "Description of the Business – Human Resources."

There can be no assurance that labour difficulties will not arise at one or more of the Company's facilities or any other company upon which Viterra is dependent for transportation or other services. The Company is subject to, among other things, stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such laws and regulations may become more stringent and comprehensive, and may result in modifications to the Company's facilities or practices that could involve significant additional costs.

### *Integration Risk*

The acquisition of AU (the "Acquisition") combines the businesses of two previously independent companies. While Viterra estimates that the gross synergies resulting form the Acquisition will be approximately $96 million annually and will be fully realized in 9 to 15 months following the Acquisition, Viterra may fail to realize these synergies. The Company's ability to realize these synergies, and the success of the Acquisition generally, will depend significantly on management's success in integrating the predecessor companies' operations, personnel and technology. The Company's management does not have experience integrating the business of two companies the size of the Pool and AU and faces the difficult and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across Viterra's businesses. In addition, the information systems integration to be completed in connection with the Acquisition is complex. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, the extent that management is required to devote significant time, attention and resources to the integration of operations, personal and technology as a result of the Acquisition, Viterra's ability to service its current customers and to develop new products and services may be impacted, which may adversely affect the Company's revenues and profitability. Any failure to realize the anticipated net synergies from the Acquisition or any adverse affect on the Company's revenues or profitability resulting from integration difficulties may have a material adverse effect on the Company's operations, business, prospects and financial condition.

### *Foreign Exchange Risk*

Significant portions of the Company's net revenues are denominated in U.S. dollars and Viterra hedges substantially all foreign currency transactions using options, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Company has not fully hedged its foreign exchange risks or any counterparty defaults in connection with any such hedges, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on the Company's operations, business, prospects and financial condition.

### *Availability of Credit and Credit Costs*

General economic and business conditions that impact the debt or equity markets in North America, such as the recent sub-prime credit issues, can impact the availability of credit to and cost of credit for the Company. The amount of interest the Company and its subsidiaries incur on their revolving credit facilities and other short-term borrowings fluctuates based on changes in short term interest rates. Any economic event that limits the Company's access to capital or that precipitates a significant rise in interest rates could have a material adverse effect on the Company's operations, business prospects and financial condition.

***Dependence on Key Personnel***

The Company's business prospects and operations depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, certain of whom would be difficult to replace. The loss of the services of one or more of the Company's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's financial results, business prospects and financial condition.

***Environmental, Health and Safety Risks***

In conducting its business, Viterra must comply with various federal, provincial and municipal environmental laws and regulations. Although the Company is in substantial compliance in all material respects, circumstances may arise in the future that cause this not to be true. New or amended environmental laws and regulations may require future expenditures by the Company to install environmental control equipment, modify operations or proceed with remediation of certain sites; failure to comply could potentially subject the Company to fines and/or penalties. There can be no assurance that the Company will not experience difficulties in its efforts to comply with such laws and regulations in future years, or that the costs associated with the Company's continued compliance efforts will not have a material adverse effect on the Company's financial results, business prospects and financial condition. See "Description of the Business – Environmental Matters".

While a financial provision has been made for the expected remaining decommissioning and reclamation costs in connection with Westco's Calgary and Medicine Hat facilities, the actual cost may exceed such estimates.

As well, the Company faces environmental, health and safety risks because of the transportation, storage and handling of certain hazardous substances such as certain crop protection products and fertilizers. Through its Environment, Health and Safety Policy, the Company has established processes in place to identify and manage these risks should they arise. An example of this is the Incident Management Program that includes an emergency communication system as well as a fully trained and equipped emergency response team to mitigate environmental impacts should something occur. As preventative measures, site assessments are conducted upon acquisition and divestiture of facilities, periodic audits are completed and all crop protection chemical warehouses comply with Agri-Chemical Warehouse Standards Association protocol, which requires recertification on a biannual basis.

The presence or release of hazardous substances could lead to claims by third parties as a result of the release of such substances and potentially could have a material adverse effect on the Company's financial results, business prospects and financial condition.

***Property and Liability Risk***

Viterra, directly or through its subsidiary, Canadian Pool Agencies Ltd., conducts annual risk management reviews of each of its operating divisions and wholly-owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place to limit the property and liability risks faced by the Company. As part of the review, all major facilities are inspected and loss prevention programs are discussed with managers of each facility. The Company retains Canadian Pool Agencies Ltd. as its agent and broker in placing insurance coverage for its facilities.

Viterra has insurance policies that cover a variety of property and liability insurance needs. However, the potential still exists for an uninsured or partially insured loss or a default by one of the Company's insurers.

***Food and Agricultural Product Risks***

Food and agricultural products handled and processed by Viterra and its affiliates may include genetically modified crops. The commercial success of products developed using biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. If domestic or foreign government regulations or public attitudes resulted in the restriction of the import of, or reduction in the demand for, genetically modified crops, the Company's grain handling volumes could be adversely affected.

Viterra sells certain Non-Board grains and oilseeds internationally. Challenges the Company may face in international markets include changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, and unexpected changes in regulatory requirements. The Company also faces the risk of movement in price from between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as 'hedging', where such opportunities exist, can reduce this risk. Hedging is the placing of a position in the futures market opposite to one held in the cash market, in order to reduce the risk of financial loss from an adverse price change. Viterra manages Non-Board grain market risk primarily through hedging and maintaining positions on all commodity purchases and sales within approved position limits.

Viterra employs a comprehensive Commodity Risk Management Policy, in which position limits are used to restrict the Companies exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. Various authorization limits are set by the Board's Audit Committee. Irrespective of the Company's Commodity Risk Management Policy, changes in foreign currency rates or commodity prices could have a material adverse effect on the Company's financial results, business prospects and financial condition.

### *Diseases and Other Livestock Industry Risks*

The Company's investment in the livestock industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, export restrictions or trade barriers affecting the livestock industry, competition from present and future industry participants, public concerns over the environmental impact of large-scale hog production, public concerns over BSE and avian flu and any new environmental food inspection agency regulations that may result from such concerns. Swine diseases can have a debilitating effect upon a herd's productivity and make it more difficult to sell the offspring. If western Canada's livestock industry was affected by an outbreak of reportable disease, exports of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

### *Credit Risk*

Viterra is exposed to credit risk through its counterparties in the event of non-performance. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place. The Company monitors the credit ratings of its counterparties on an ongoing basis. The Company requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk. Exchange traded futures contracts used to hedge future revenues in the Company's grain business settle changes in contract positions on a daily basis.

Trade receivables comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Viterra Financial. Despite the introduction of Unifeed Financial, the Company continues to provide financing to certain purchasers of feed and livestock under its Unifinance secured trade credit program. The Company has also provided certain indemnifications to the Canadian chartered bank providing credit through Viterra Financial and Unifeed Financial. As a result, the Company is exposed to the credit risk associated with certain of its customers.

Viterra manages its exposure to potential credit risk in respect of trade receivable contracts through analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Under Viterra Financial and

Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

However, negative credit experience with the Company's counterparties or customers could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

***Reliance on Computerized Business Systems***

Viterra places significant reliance on information technology. Its computer systems include custom-developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, the Company relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies, the CWB and the Canadian Grain Commission, are also important to the Company's operations.

Viterra has centralized the majority of these systems in its data center and mitigates the risk of interruption by contracting business resumption services to a third-party service provider. Increased emphasis on operational performance has improved the reliability of the Company's custom-developed applications.

The failure of any such systems for a significant time period could have a material adverse effect on the Company's financial results, business prospects and financial condition.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" relating to the Company's consolidated financial statements for the fifteen month fiscal period ended October 31, 2007 and the fiscal year ended July 31, 2006, is incorporated herein by reference and forms an integral part hereof.

## DIVIDEND POLICY

Viterra has not paid any dividends on its shares in the last three fiscal years. In addition, the Company's loan documents provide for certain customary restrictions on it's ability to pay dividends or make distributions with respect to outstanding securities. The Board of Directors may in the future consider a policy of paying dividends, within the context of market conditions, cash flow expectations and the appropriate use of any excess cash. Should a dividend policy be implemented, it would be subject to approval by the lenders for the Company's bridge credit facility.

## SHARE CAPITAL

The Company's authorized capital consists of an unlimited number of common shares. The holders of the common shares are entitled to receive notice of, to attend and to cast one vote per common share held at all meetings of the holders of the common shares. The holders of the common shares are entitled to receive any dividends declared by the board of directors on the common shares. The holders of the common shares are entitled to receive, equally on a share-for-share basis, the remaining assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets and property of the Corporation among its shareholders for the purpose of winding-up its affairs. As at October 31, 2007, 204,156,350 common shares were issued and outstanding.

## MARKET FOR SECURITIES

The common shares are traded publicly on the Toronto Stock Exchange (TSX) under the stock symbol "VT". The stock symbol changed from "SWP" effective September 28, 2007. The price range and trading volume for the common shares were as follows:

| Month | High | Low | Volume |
|---|---|---|---|
| August 2006 | 8.00 | 7.51 | 3,710,028 |
| September 2006 | 7.87 | 6.33 | 5,310,171 |
| October 2006 | 7.96 | 6.88 | 5,866,112 |
| November 2006 | 7.70 | 6.85 | 10,155,819 |
| December 2006 | 8.91 | 7.57 | 9,923,145 |
| January 2007 | 9.02 | 8.12 | 8,016,972 |
| February 2007 | 8.59 | 7.85 | 9,085,225 |
| March 2007 | 8.59 | 7.77 | 11,516,913 |
| April 2007 | 9.24 | 8.26 | 20,883,333 |
| May 2007 | 9.60 | 8.20 | 46,486,328 |
| June 2007 | 11.10 | 8.97 | 41,388,674 |
| July 2007 | 12.25 | 10.88 | 41,435,531 |
| August 2007 | 11.50 | 9.02 | 26,158,540 |
| September 2007 | 12.21 | 11.20 | 30,883,973 |
| October 2007 | 12.99 | 11.48 | 28,562,523 |

## RATINGS

| Rating Agency | Corporate Rating | Bank Debt | Senior Unsecured Notes | Rating Action |
|---|---|---|---|---|
| Standard & Poor's | BB | BBB- | BB | Stable |
| Dominion Bond Rating Agency | Not Rated | Not Rated | BB (High) | Positive Trend |

**Standard & Poor's**

On July 19, 2007, Standard & Poor's Ratings Services assigned its bank loan and recovery ratings to the Pool's proposed senior secured financing, comprising a $600 million revolving credit facility due 2010, $100 million senior unsecured notes due 2013 and $200 million of senior unsecured notes due 2017. Standard & Poor's rated the revolving credit facility 'BBB-', with a recovery rating of '1', indicating an expectation of very high (90%-100%) recovery in the event of payment default. The issue rating on the senior unsecured notes is 'BB', with a recovery rating of '4', indicating an expectation of average (30%-50%) recovery in the event of default. Although the notes are marketed as 'unsecured debt', Standard & Poor's continues to rate them as secured obligations since the negative pledge covenant included in the senior notes effectively provides them with a first priority security on all fixed assets of the company and second-priority security interest in the company's working capital assets on a pari passu basis with the senior secured bridge facility.

S&P's credit ratings for long-term debt instruments range from AAA to D. A rating of BBB is defined as having adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. A rating of BB is defined as less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

A plus (+) or minus (-) on an S&P credit rating is used to show the relative standing of an issue within the major rating categories.

**Dominion Bond Rating Agency**

On July 18, 2007, DBRS upgraded the Pool's senior secured notes to BB (High) with a positive trend, from B (High), following the completion of the Pool's acquisition of AU on June 15, 2007.

DBRS' credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined to be speculative, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support. The addition of "(high)" or "(low)" is an indication of the relative standing within the major rating category.

It should be understood that a security rating is not a recommendation to purchase, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

# DIRECTORS

| Name and Municipality | Positions and Offices held with the Company | Term of Office | Principal Occupation Last Five Years | Common Shares held | Deferred Share Units |
|---|---|---|---|---|---|
| Terry Baker,<br>Denzil, SK | Chairman of the Board<br>Director<br>President | 2004-2008<br>2001-2008<br>2004-2005 | Farmer | 2,144 | 19,437 |
| Dallas Howe,<br>Calgary, AB | Director (3) | 2005-2008 | Owner & CEO of DSTC Ltd.<br>GE Healthcare Information Technologies (2002- 2005) | 121 | 22,346 |
| Thomas Birks,<br>Montreal, QC | Director (1)(2) | 2005-2008 | [1]President, Birinco Inc. | 35,004 | 19,487 |
| Vic Bruce,<br>Tuxford, SK | Director (3) | 2002-2008 | Farmer | 1,402 | 11,561 |
| Mayo Schmidt,<br>Regina, SK | Director<br>President and Chief Executive Officer<br>Chief Executive Officer | 2005-2008<br><br>2005-2008<br>2000-2005 | President and Chief Executive Officer of the Company | 13,360 | --* |
| Ryan Anderson,<br>Melfort, SK | Director (2) | 1998-2008 | Farmer | 819 | 12,302 |
| Rick Jensen,<br>Webb, SK | Director (3) | 2004-2008 | Farmer | 224 | 11,614 |
| Douglas Kitchen,<br>Nashville, TN | Director (1)<br>Lead Director<br>Board Advisor | 2003-2008<br>2003-2006<br>2000-2003 | [2]Managing Director, Rosenthal Collins Group | 22,500 | 15,232 |
| Harold Milavsky,<br>Calgary, AB | Director (1)(2) | 2003-2008 | [3]Chairman, Quantico Capital Corporation | 12,366 | 13,350 |
| Thomas Chambers,<br>Vancouver, BC | Director (2)(3) | 2006-2008 | [4]President, Senior Partner Services Ltd. | -- | 21,487 |
| Herb Pinder, Jr.,<br>Saskatoon, SK | Director (1) | 2003-2008 | [5]President, Goal Group of Companies | 23,333 | 28,905 |

*Mayo Schmidt does not participate in the Directors' DSU Program but does hold 134,486 of Restricted Share Units and 403,459 of Performance Share Units

[1] Birinco Inc. is an investment company.
[2] Rosenthal Collins Group is a large commodities clearing house
[3] Quantico Capital Corporation's main business is real estate ownership development and management
[4] Senior Partner Services Ltd. provides the services of advisors and directors to a number of companies
[5] Goal Group of Companies acts on behalf of professional athletes

Committees:
(1) - Nominating/Corporate Governance
(2) - Audit
(3) - Compensation

# OFFICERS

| Name | Municipality | Office |
|---|---|---|
| Mayo Schmidt | Calgary, AB | President and Chief Executive Officer |
| Francis Malecha | Regina, SK | Chief Operating Officer |
| David Carefoot | Winnipeg, MB | Chief Financial Officer |
| Raymond Dean | Regina, SK | Vice President and General Counsel/Corporate Secretary |
| Steven Berger | Chicago, IL | Vice-President, Human Resources & Transformation |
| Doug Wonnacott | Regina, SK | Senior Vice-President, Agri-Products |
| E. Richard Wansbutter | Winnipeg, MB | Vice-President, Commercial and Commercial Relations |
| Karl Gerrand | Portage la Prairie, MB | President, Can-Oat |
| Ron Cameron | Regina, SK | Vice-President, Finance & Corporate Controller |
| Grant Theaker | Regina, SK | Vice-President & Treasurer |
| Paula Duguid | Regina, SK | Vice-President, Business Planning and Development |
| Colleen Vancha | Regina, SK | Vice-President, Investor Relations and Corporate Affairs |
| Robert Miller | Regina, SK | Senior Vice-President, Grain |
| Don Chapman | Calgary, AB | Senior Vice-President, International Grain |
| Kevin Hallborg | Regina, SK | Vice-President, Marketing, Sales & Country Operations, Ag Products |
| William McGill | Okotoks, AB | Senior Vice-President, Livestock Feed and Services |
| George Prosk | Winnipeg, MB | Senior Vice-President, Financial Products |
| Mike Brooks | Regina, SK | Chief Information Officer and Vice-President Information Technology |
| Lori Robidoux | Grande Pointe, MB | Vice-President, Tax and Investor Relations |
| Andrew Muirhead | Toronto, ON | Senior Vice-President, Corporate Development |
| Gene Rurak | Calgary, AB | President, Western Co-operative Fertilizers Limited |

Notes:

All of the above officers have been engaged for more than five years in their present positions or substantially similar positions or other executive positions with Viterra or its subsidiaries except for:

- Raymond Dean who, prior to November 2003, was a Partner at Balfour Moss, Barristers & Solicitors;
- Robert Miller, who, prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.;
- Ron Cameron who, prior to February 2005, was Vice-President & Chief Financial Officer at Saskferco Products Inc.;
- David Carefoot, who prior to June 2007, was Chief Financial Officer at Agricore United;
- William McGill, who prior to June 2007, was Vice President of Livestock Services at Agricore United;
- George Prosk, who prior to June 2007, was Vice President of Financial Markets at Agricore United;
- Gene Rurak, who prior to June 2007, was President of Western Co-operative Fertilizers Limited, which was prior to that time owned by Saskatchewan Wheat Pool and Agricore United;
- Lori Robidoux, who prior to June 2007, was Vice President of Corporate Finance and Investor Relations at Agricore United;
- Doug Wonnacott who, prior to December 17, 2007, was Vice President of Supply at Agriliance LLC;
- Steven Berger who, prior to January 1, 2008, was Senior Executive (Partner) with Accenture, Corporate Strategy/M&A Practice;
- Don Chapman who, prior to October 2007, was Managing Director - Chief Trader with Toepfer International - Asia Pte Ltd.; and
- Andrew Muirhead who, prior to January 7, 2008, was on sabbatical commencing October 1, 2007 and prior to that was Vice President and Director of Investment Banking at TD Securities Inc.

At October 31, 2007, the directors and officers of the Viterra, as a group, beneficially owned or controlled, directly or indirectly, 112,899 Common Shares of the Company, which represents 0.055% of the total outstanding Common Shares.

The Company initiated a disposition of its hog operations in 2004 through a court supervised process under *The Companies' Creditors Arrangement Act (Canada).* The securities of certain entities that owned and operated these hog operations on behalf of the Company and other Shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.

# LEGAL PROCEEDINGS

The Company has been involved in a long standing dispute with the Grain Services Union over the SWP/Grain Services Union Pension Plan covering approximately 15% of Viterra employees. Subsequent to the end of the Company's fiscal year, Viterra proposed a comprehensive solution to resolve the dispute and a settlement agreement was signed on November 23, 2007. Federal Court proceedings previously scheduled for November 28 and 29, 2007 had been adjourned by the Federal Court of Canada pending ratification of the settlement agreement by GSU members. The ratification vote took place in January 2008. On January 18, 2008, the Company was advised that the Grain Services Union membership voted in favour of the proposed settlement agreement. The settlement agreement will be implemented once formal approval is received from the Office of the Superintendent of Financial Institutions of Canada ("OSFI"). The SWP/Grain Services Union Pension Plan is registered under the Pension Benefits Standards Act and is regulated by OSFI. Further details are available in section 12.1 of the Company's "Management's Discussion and Analysis".

# AUDIT COMMITTEE INFORMATION

## AUDIT COMMITTEE CHARTER

The Audit Committee Charter of the Company is attached as "Appendix B". This charter is reviewed annually and the most recent review conducted in June 2007 did not result in any amendments. The current charter was approved December 2006.

## COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are Messrs. Milavsky, Anderson, Birks and Chambers. Mr. Chambers chairs the Audit Committee. The Board of Directors has determined that each is independent and financially literate within the meaning of National Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators.

## RELEVANT EDUCATION AND EXPERIENCE

The members of the Audit Committee and their relevant education and experience is as follows:

| Member | Relevant Education and Experience | Period as a Committee Member |
|---|---|---|
| Harold Milavsky | - Fellow Chartered Accountant<br>- considerable other board and audit committee experience<br>- former Chief Executive Officer of Trizec Corporation, a publicly traded real estate company<br>- Bachelor of Commerce, University of Saskatchewan | 5 years |
| Ryan Anderson | - Farmer, with experience on other boards of directors<br>- board finance program sponsored by Queen's University School of Business<br>- financial management for effective corporate governance seminar sponsored by the University of Regina<br>- currently enrolled in ICD Directors' College | 4 years |

| | | |
|---|---|---|
| Thomas Chambers | - Fellow Chartered Accountant<br>- considerable other board and audit committee experience<br>- former Partner with PricewaterhouseCoopers LLP<br>- Graduate of the Directors Education Program of Corporate Directors | 2 years |
| Thomas Birks | - President of Birinco Inc., a merchant bank<br>- formerly President of Henry Birks and Sons Ltd.<br>- has served as a board member of numerous other corporations, educational institutions, hospitals and foundations<br>- Masters in Business Administration, Harvard Business School | 3 years |

## PRE-APPROVAL POLICIES AND PROCEDURES

In June 2005, the Audit Committee adopted a policy regarding the provision of non-audit services by its external auditors. All non-audit engagements to be undertaken by the external auditors must be approved by the Audit Committee after assessing the impact on the external auditors' objectivity and independence

## EXTERNAL AUDITOR SERVICE FEES

During the past fifteen month period ended October 31, 2007 and the fiscal year ended July 31, 2006, the Company accrued or paid the following professional fees to its auditors, Deloitte & Touche LLP;

| Service | 2007 Fees | 2006 Fees | Description of Types of Services Rendered |
|---|---|---|---|
| Audit | $1,211,624 | $780,000 | Core audit fees |
| Audit Related | $992,888 | $279,564 | Includes work related to quarterly filings, prospectus documents and review of securities filings |
| Internal Controls | $2,258 | $33,250 | Includes consultation with regards to internal controls certification |
| Tax | $143,876 | $82,204 | Includes tax compliance review and other tax planning |
| All Other Fees | $154,437 | *$282,413 | Services that are not related to the above including property tax |

*primarily related to property tax services, was approved by the Audit Committee

## TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's common shares is Computershare Trust Company of Canada at its principal office in the cities of Toronto, Ontario and Calgary, Alberta.

## AUDITORS

Deloitte & Touche LLP, Chartered Accountants, 900, 2103 – 11th Avenue, Regina, Saskatchewan S4P 3Z8 are the external auditors for Saskatchewan Wheat Pool Inc., operating as Viterra.

## ADDITIONAL INFORMATION

Additional information, relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name at www.sedar.com and on the Company's website www.viterra.ca. Additional financial information is contained in the Company's comparative financial statements for the fifteen months ended October 31, 2007 and the year ended July 31, 2006 and the Company's management discussion and analysis relating to the same. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Information Circular dated November 1, 2006 and will be contained in the Company's management information circular for its annual meeting of shareholders that will be held in March 2008. Shareholders may contact the Vice-President, Investor Relations and Communications, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4525 or email investor@viterra.ca to request copies of any of the foregoing documents.

## APPENDIX A – INTERCORPORATE RELATIONSHIPS

The following list identifies Viterra's subsidiaries and other affiliates as at October 31, 2007 along with the Company's total interest in each, which represents ownership of voting securities. There are no interests held through non-voting securities. Each subsidiary's incorporating jurisdiction is also provided. Investments held by the Company and reported on the cost method of accounting are not included in this list.

| Reporting Segment | Notes | Viterra's Voting Interest | Incorporating Jurisdiction for each Subsidiary |
|---|---|---|---|
| *Grain Handling and Marketing* | | | |
| **Subsidiaries** | | | |
| AgPro Grain Management Services Ltd. | | 100.00% | Canada (Federal) |
| AgPro Grain Holdings (U.S.) Inc. | | 100.00% | United States (Delaware) |
| Pacific Elevators Limited | Note 2 | 100.00% | Canada (Federal) |
| Western Pool Terminals Ltd. | | 100.00% | Canada (Federal) |
| XCan Far East Ltd. | | 100.00% | Japan |
| 614429 Alberta Inc. | | 100.00% | Alberta |
| 603980 Alberta Inc. | | 100.00% | Alberta |
| Demeter (1993) Inc. | | 100.00% | Minnesota |
| 6116477 Canada Inc. | | 100.00% | Canada (Federal) |
| **Other Affiliates** | | | |
| Regina Seed Processors Ltd. | Note 1 | 26.50% | Saskatchewan |
| Northgate Partners LLC | | 50.00% | North Dakota |
| Prince Rupert Grain Ltd. | | 64.20% | Canada (Federal) |
| Ridley Grain Ltd. | | 64.20% | Canada (Federal) |
| Pacific Gateway Terminals Ltd. | Note 3 | 50% | Canada (Federal) |
| 6362681 Canada Ltd. | Note 3 | 50% | Canada (Federal) |
| Alberta Industrial Mustard Company Ltd. | | 50% | Alberta |
| CMI Terminal Joint Venture | | 50% | Saskatchewan |
| Gardiner Dam Terminal Joint Venture | | 50% | Saskatchewan |
| *Agri-products* | | | |
| **Subsidiaries** | | | |
| Western Co-operative Fertilizers Limited | | 100.00% | Canada (Federal) |
| 10162475 SK Ltd. | | 100.00% | Saskatchewan |
| 6317979 Canada Inc. | | 100.00% | Canada (Federal) |
| Biovision Seed Research Limited | | 45% | Alberta |
| 136294 Canada Ltd. | | 100% | Canada (Federal) |
| *Livestock Feed and Services* | | | |
| Unifeed Inc. | | 100% | Montana |
| Unifeed Hi-Pro Inc. | | 100% | Texas |
| Puratone Corporation | | 31.40% | Manitoba |

| | | | |
|---|---|---|---|
| ***Agri-food Processing*** | | | |
| **Subsidiaries** | | | |
| Can-Oat Milling Inc. | | 100.00% | Canada (Federal) |
| **Other Affiliates** | | | |
| Prairie Malt Limited | | 42.38% | Canada |
| **Other** | | | |
| **Other Affiliates** | | | |
| Canadian Pool Agencies Limited | | 100.00% | Canada (Federal) |
| MAALSA Investments Ltd. | | 100.00% | Canada (Federal) |
| Pool Insurance Company | | 100.00% | Canada (Federal) |
| Agricore United | Note 2 | 100.00% | Canada (Federal) |
| Agricore United Holdings Inc. | Note 2 | 100.00% | Delaware |

**Notes:**

1. Sold shares January 3, 2008;
2. AU and Pacific Elevators Limited were amalgamated with the Company on November 1, 2007;
3. These companies were dissolved on November 1, 2007.

# APPENDIX B

## SASKATCHEWAN WHEAT POOL INC.

## AUDIT COMMITTEE CHARTER

Approved by Board of Directors on December 13, 2006

### OBJECTIVES

Primary responsibility for Saskatchewan Wheat Pool Inc.'s (the "Company") consolidated financial reporting and control systems is vested in Corporate Management and is overseen by the Audit Committee on behalf of the Board of Directors. The Audit Committee is a standing committee of the Board established to:

1. Regularly report to the full Board to assist the Board in fulfilling its fiduciary responsibilities in regard to financial reporting, internal control systems, relationships with auditors, legal and ethical conduct, and accountability for the use of assets.

2. Ensure that appropriate due diligence has been directed towards the control, accountability, and financial reporting functions of the Company.

3. Communicate effectively with the Board, external auditor, internal auditors, and senior management.

4. Ensure the independence of the external and internal auditors.

5. Fulfill its oversight responsibility relating to risk management processes.

### AUTHORITY

The Board of Directors grants the Audit Committee the authority to carry out the specific responsibilities outlined in this charter, in order to achieve its stated objectives. The Audit Committee shall have access to personnel, documents, records and resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee's scope of responsibilities and is empowered to retain special legal, accounting, or other consultants to advise the Committee.

### MEMBERSHIP

The Committee shall be composed of four Directors; all of whom will be Independent Directors (as that phrase is defined in Multilateral Instrument 52-110 of the Canadian Securities Administrators as amended from time to time), selected by the Board on an annual basis. The Board will annually elect one of the Committee members to serve as the Committee Chairperson who has the appropriate level of financial expertise (e.g. accounting designation or professional experience). All members of the Committee must have reasonable knowledge of the agricultural industry and be financially literate (possesses the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that could be reasonably expected to be encountered at the Company), or acquire such financial literacy within a reasonable period of time after appointment to the Committee.

Each member shall be free of any direct or indirect material relationship with the Company that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgement. All members may serve any number of consecutive terms in order to ensure some continuity to the Committee. In the event of mid-term vacancies, the Board will elect replacement directors to complete the term. All decisions require majority approval of the Committee.

## MEETINGS/ATTENDANCE/AGENDA

The Committee will meet at least quarterly. A quorum shall consist of three members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

Meetings may be held at the call of the Chairperson or any member of the Audit Committee or the external auditor of the Company. A meeting of the Audit Committee may be held and duly constituted at any time without notice if all the Audit Committee members are present or, if any be absent, those absent have waived notice or signified their consent in writing to the meeting being held in their absence.

The Chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors. Minutes of Audit Committee meetings will be circulated to all Board members upon approval by the Committee.

## SPECIFIC RESPONSIBILITIES AND DUTIES

### A. Annual Information

1. Review the annual consolidated financial statements and recommend their approval to the Board, after discussing with management and the auditors, matters pertaining to:
   - the selection, application, and quality of accounting policies;
   - significant accounting judgements, accruals and estimates; and
   - significant disclosure or presentation issues addressed by management, the external auditor, and the internal auditor during the course of the audit and preparation of the financial statements.

2. Review and recommend for approval by the Board of Directors, the annual Management's Discussion and Analysis (MD&A).

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the audited financial statements, together with any financial information included in the annual MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

4. Review the planning and results of the external audit, including:
   - the engagement letter and projected audit fee;
   - the scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits, extent of internal control testing, and co-ordination with internal audit;
   - various reports issued by the external auditor including
     - the auditor's report

- all critical accounting policies and practices used,
- all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management,
- ramifications of the use of alternative disclosures and treatments,
- treatment preferred by the external auditors, and
- any material written communications between the external auditors and management (i.e.; management representation letter, internal control letter, schedule of unadjusted differences); and

- any errors detected by the audit, how they were resolved with management, and whether they indicate a weakness in the reporting and control system.

5. Review and recommend for approval by the Board of Directors, any news releases dealing with financial issues in accordance with the Company's Disclosure Policy.

6. Review and recommend for approval by the Board of Directors, the Annual Information Form.

B. Interim Financial Information

1. Review and recommend for approval by the Board of Directors, all interim financial statements and management's discussion and analysis that are published or issued to regulatory authorities.

2. The Committee shall obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements.

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the quarterly financial statements, together with any financial information included in the quarterly MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

C. Risk Management, Accounting, and Internal Controls

1. Review and evaluate the critical areas of risk and exposure as determined by management for the Company including but not limited to: insurance protection, environmental, health and safety issues, industry factors, treasury/credit including derivatives, counter-party credit risk, and other areas as determined from time to time.

2. Review any emerging accounting issues and their potential impact on the company's financial statements.

3. Review and approve all significant related party transactions.

4. Obtain reasonable assurance from discussions with and/or reports from management, the external auditor, and the internal auditor that the company's accounting systems and internal control systems are reliable, effective, and comply with authorities.

5. Direct the external auditor's examinations to specific areas as deemed necessary by the Committee.

6. Review significant control weaknesses identified by the external and the internal auditor, along with management's response.

7. Review management representations regarding salaries and wages, source deductions, tax obligations and environmental liabilities or judgements.

D. External Auditor Independence

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders.

The External Auditor shall report directly to the Audit Committee.

Strengthen and preserve external auditor independence by:

- holding periodic in-camera sessions with the external auditor;
- approving, in advance, all non-audit engagements undertaken by the audit firm for the Company after assessing their impact on the external auditor's objectivity and independence;
- assessing the performance of the external auditor and developing resolutions related to the reappointment or any proposed change in external auditors to the Annual Meeting of Shareholders;
- discussing with management and the external auditors, the rotation plan (including the timing and process for implementing the plan) for all of the audit partners active on the engagement;
- reviewing the co-operation received by the external auditor from management;
- receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company;
- ensuring the establishment of policies relating to the Company's hiring of employees or former employees of the external auditor if such individuals have participated in the audit of the Company, as required by law; and
- reviewing a report from the external auditor describing:
  - the firm's internal quality control procedures; and
  - all relationships between the external auditor and the Company.

E. Internal Audit

1. Strengthen and preserve the independence of Internal Audit by having regular in-camera sessions with the Internal Auditor.

2. Approve the appointment, replacement, reassignment, or dismissal of the Director of Audit Services.

3. Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes, including linkage to business objectives and management's success and risk factors.

4. Consider and review the following issues with management and the Director of Audit Services:
   - significant findings of internal audit as well as management's response to them
   - any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information
   - the internal audit department budget and staffing
   - the internal audit charter
   - compliance with *The IIA's Standards for the Professional Practice of Internal Auditing*

5. Direct Internal Audit to any specific areas the Committee deems necessary.

6. Review the annual performance and compensation of the Director of Audit Services.

F. Ethical and Legal Conduct

1. Review and evaluate the adequacy of systems and practices in place to provide reasonable assurance of compliance with laws, regulations, and standards of ethical conduct, with respect to the financial affairs of the Company.

2. Receive and review updates from management and general counsel on compliance matters and litigation claims or other contingencies that could have a significant impact on the financial position or operating results of the Company.

3. Establish procedures for:
   (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
   (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

4. Require reporting of all fraudulent and illegal acts to the Committee along with management's response to them.

G. Other

1. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2. Annually self-assess whether the Audit Committee has carried out the responsibilities defined in the Audit Committee Charter and report these results to the Board of Directors.

3. Arrange for disclosure of or appropriate access to the Audit Committee Charter for all shareholders of the Company including posting the Charter on the Company's website.

4. The Audit Committee will undertake development and education activities as deemed appropriate.

5. Annually review management's succession plans for financial and auditing staff, and approve the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

6. Hold in-camera sessions on a quarterly basis and at the discretion of the Chair.

7. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or Board deems necessary or appropriate.

8. Review and evaluate management's disaster recovery and business resumption plans including the results of testing those plans.

Annually review the Company's disclosure controls and procedures and submit any recommended revisions to the Nominating/Corporate Governance Committee for review and approval.

**Employee Remarks**
**Friday, January 15/08**
**2nd floor – 3:45pm (Regina time)**

- Good afternoon everyone, thank you for being here today. I would like to welcome those of you joining by conference call. I always appreciate these opportunities to get together as a group, so thank you for making this work into your busy schedules.

- Before I review our results for the quarter and the year, I would like to update you on the SWP/GSU Pension Plan dispute. This morning, we were advised that members of the GSU have approved Viterra's comprehensive solution to bring this long-lasting dispute to an end. This is extremely good news for all parties involved - with this agreement in place we can continue building on our position as Canada's agri-business leader, while looking forward to creating enhanced opportunities for our people.

- As you are aware, today we announced our fifth quarter and year-end results. You will recall that our Fiscal 2007 reporting period is a 15-month year hence the reason for a fifth quarter. Of course, in Fiscal 2008 we will return to a traditional 4-quarter year.

- Thanks to all of you, we generated some great numbers. I would like to take a minute to review some of the highlights for those of you that have not had a chance to read the press release that was issued earlier today.

HIGHLIGHTS

- For the final quarter of the Company's fiscal year, consolidated EBITDA was $58 million, an increase of $56 million over the $2 million reported in the comparable quarter ended October 31, 2006.

- In our Grain Handling and Marketing segment, EBITDA increased by $47 million to $58 million, a factor of both higher shipments and increased margins compared to the same quarter in 2006. In Agri-Products, sales rose by $124 million to $173 million and our EBITDA improved by $13 million to $9 million overall. In Agri-Food sales increased by 36% to $49 million. Our two new operating segments, Livestock Feed and Services and Financial Products, collectively added an additional $5.7 million of EBITDA for the quarter.

- For the year, strong sales and margins in each of our business segments and incremental earnings due to the merger drove record net earnings. Our net earnings were $111 million for the twelve month period – that is an all time record. Hats off to all of you!

- Cash flow improved by $146 million to $205 million ($1.47 per share) for the twelve-months and compares to $59 million ($0.65 per share) reported in the same period of the prior year.

- Results like these continue to illustrate to our stakeholders and the market that we are capitalizing on the optimism in agriculture today. We are going into Fiscal 2008 with outstanding operating results and cash flow. We have diversified our business profile, enhanced the scope and geography of our operations, and assembled the best team in the industry.

- From an integration perspective, we continue to make excellent progress. Each division should be proud of their accomplishments. Our tremendous collective effort has kept us on track to meeting our overall synergy target, while achieving our day to day operational goals. To date, we have delivered $9 million in synergies which is well over the estimate of $6 million. I would like to take a moment to highlight some of your contributions that have made this a reality:

- In **Agri-Products**, we have defined and prepared our distribution and logistics model, fully integrated our emergency response systems and successfully launched our Proven Seed Brand. Our fertilizer, seed, crop protection and equipment segments have started executing their new business models and are readying themselves for the spring season.

- In **Grain**, we have increased our shipments and margins while successfully:
    - managing contract execution at divested locations (through our Cargill and JRI transactions)
    - completing training and performance planning in the country, allowing us to move into the spring season with a fully trained frontline staff
    - implementing our ISO and HACCP requirements/procedures throughout our network
    - making key commodity specialization decisions at our port terminals

- Our **IT** department completed the Agri-Products system integration, which was rolled out in December. Additionally they provided on-line training to over 650 users in preparation for this rollout – allowing the core business units to focus on pre-pay season.

- **FRD** successfully integrated their financial reporting in an especially difficult year from an accounting perspective. Not only did they complete the work necessary for year-end, but they had numerous other initiatives to complete to effectively amalgamate the two companies on November 1st.

- **HR** has been working diligently on recruitment and retention strategies as well as developing and rolling out a new performance management system.

- **Investor Relations and Corporate Affairs** successfully launched our new name and corporate identity and are currently working on our F2007 Annual Report.

- Throughout these efforts we continue to perform to our potential in terms of our day to day operations. For example, we are coming off of a record fall NH3 selling season and a successful early canola booking program.

- **Of special note:** Our Financial Products have received customer credit pre-approvals of over $700 million, up from $500 million in 2006. These are great results. They did a great job of working together with the Agri-Products group integrating their products to support our sales targets - meeting customer expectations and delivering successful results. This is just a sample of a long list of contributions all of you have made and continue to make.

- None of this is possible without a focused, dedicated team. It is clear from our achievements that we are setting a new standard for excellence through innovation and ingenuity. Our energy and commitment will allow us to deliver on our promises and continue earning respect from customers at home and abroad.

- As we look to 2008, respect for employees will continue to form the heart of Viterra's guiding principles. We will continue to reflect the best values of our people and operate with integrity. As our company continues to flourish and realize its goals we will create enhanced opportunities and flexibility for employees. Our culture will be built on solutions-centric performance – and creating an environment that helps attract, retain and reward people who make it all possible.

- For the past few years, our management group has been engaged in a process of re-focusing our operations to prepare for new global opportunities. Last year, we made the commitment to assume a leadership role in shaping the future of agriculture, to be a catalyst for change in Canada. This takes vision and leadership. As I am sure you have noticed, over the past few months we have made several key executive appointments that I believe will help lead this company to the next level as we prepare to extend our reach internationally. These include:
    - Steven Berger, Senior VP, Human Resources and Transformation
    - Doug Wonnacott, Senior VP, Agri-Products
    - Andrew Muirhead, Senior VP, Corporate Development
    - Don Chapman, Senior VP, International Grain

- Fiscal 2007 was a year of transformation for Canadian agriculture and the beginning of an exciting new era for our company. We have established a platform for growth – a framework that will allow us to achieve great things. Fiscal 2008 will be about standing tall on that platform as we explore, create and seize new opportunities that will continue to drive value.

- We are prepared to take the next step in establishing Viterra as a global leader. Our growth strategy has two distinct goals:

1.) To maintain and expand a strong core business; and

2.) To find new value-added processing opportunities that will leverage our core foundation and expand our significance in an increasingly international agribusiness industry.

- We will look beyond our borders to build relationships that will allow us to embrace new challenges, build on our successes and extend our reach in the international marketplace.

- As we move forward, we intend to use the same discipline that has brought us this far to acquire, integrate and innovate. Armed with a clear strategy for growth, a strong balance sheet and the deep knowledge and experience of our people, we intend to expand our business to generate greater returns for our stakeholders.

- We are positioned for an excellent year and I am confident that you will continue to meet and exceed expectations. As we look forward to another busy spring season, many of you will be focused on our producer customers – assisting them with their seeding decisions and requirements – and equipping them with the information they need to realize their potential. I know I can count on all of you to continue working hard, creating innovative solutions, and capitalizing on the great momentum we have created as one team, unified in purpose.

- On behalf of the Board and senior management - thank you for delivering great financial results and thank you for your continued support and commitment.

VITERRA™

**For Immediate Release**
Date: January 18, 2007
Regina, Saskatchewan
Listed: VT: TSX

## Viterra's solution accepted by GSU members

Viterra is pleased to announce that its solution to outstanding funding issues with the SWP/GSU Pension Plan has been approved by Grain Services Union ("GSU") members.

Secret ballot votes were conducted by the GSU throughout Saskatchewan from January 7-10 and January 14-17. Members were asked to vote on the settlement agreement proposed by the Company last November. The agreement will see the Company assume full administration of the Plan and take full responsibility for funding the solvency deficiency payments.

President and CEO Mayo Schmidt said, "Respect for employees is at the heart of our new company's guiding principles. Our comprehensive solution illustrates our commitment to employees, who are the cornerstone of our success. With this agreement in place we can continue building on our position as Canada's agri-business leader, while looking forward to creating enhanced opportunities for our people."

Details of the agreement include:

- Viterra will move all active employees in the SWP-GSU Plan to a defined contribution plan no later than July 1, 2008.
- Viterra and the GSU will amend the Plan with Viterra taking full responsibility to fund all pension benefits for Plan members, with no change to the contribution rate of active Plan members.
- Viterra will contribute $13 million of solvency deficiency payments and make any future quarterly deficiency payments to the Plan, as required.
- Viterra will assume the sole right to manage the Plan into the future and the risks associated with it.

The Plan, which covers approximately 15% of employees at Viterra, will move forward pending approval from the Office of the Superintendent of Financial Institutions of Canada ("OSFI"). The SWP/GSU Plan is registered under the federal Pension Benefits Standards Act (PBSA) and is regulated by OSFI.

Saskatchewan Wheat Pool Inc., doing business as Viterra, is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow

Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

– 30 –

**FOR FURTHER INFORMATION PLEASE CONTACT:**


Peter Flengeris
Investor Relations and Corporate Affairs
Viterra
(306) 569-4810

Website: http://www.viterra.ca


END